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DAT : 10/2/06

Annual Report and Accounts 2005/06

Building a strong international home improvement retailer


BRIC
DEPO

The Brico Depot store in Artigues, Bordeaux (pictured), delivered the highest sales of any Kingfisher store worldwide

KINGFISHER

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with nearly 650 stores in 11 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Dépôt and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY warehouse retailer, with 123 stores in Germany and neighbouring countries.

Contents

Kingfisher is included in two socially responsible investment indexes – the FTSE4Good and Dow Jones Sustainability Indexes.

FTSE4Good

06 Member of Dow Jones Sustainability Indexes

Europe's biggest and most international home improvement retailer

Sales by region


France
34.0%
UK
52.1%
Rest of Europe
and Asia
13.9%

UK
No.1
322 stores
B&Q
Screwfix Direct
2 stores
Trade Depot

France
No.1
102 stores
castorama
73 stores
Brico Dépôt
LES PRIX BAS TOUS LES JOURS

Poland
No.1
30 stores
castorama

China
No.1
48 stores
B&Q 百安居

Taiwan
No.1
20 stores
B&Q 特力屋

Italy
No.2
26 stores
castorama

Turkey
No.1
7 stores
Koçtaş

Ireland
7 stores
B&Q

Spain
7 stores
Brico Dépôt
PRECIOS BAJOS TODOS LOS DIAS

South Korea
1 store
B&Q Home

Russia
1 store
castorama

Strategic alliance. Kingfisher has a 21% stake in Hornbach, Germany's leading DIY warehouse retailer.
HORNBACH

Chairman's statement



2005 has been a challenging year for Kingfisher during which good international progress was overshadowed by a weak UK market. The sudden and unprecedented downturn in UK consumer spending on home improvement, the weakest market in 10 years, combined with significant cost inflation, impacted the overall performance of the Group. However, we achieved strong growth during the year in our international markets and made solid progress with our initiatives to deliver sustainable long-term growth.

Kingfisher's businesses outside the UK have grown sales and profits by £465.7 million and £15.5 million respectively, whilst the UK suffered a fall of £222.7 million in profits. Total Group sales grew 4.7% to £8 billion, but adjusted pre-tax profit fell 32.6% to £445.7 million. Recognising this difficult trading environment, but anticipating a return to more favourable conditions in due course, the Board is recommending a maintained dividend of 10.65p per share for the year.

The UK is still Kingfisher's biggest market and I believe the downturn is cyclical in nature. Our customers' disposable incomes have been hit by rising energy costs, higher taxes and pension contributions and their confidence has been affected by a weaker housing market. However, the UK home improvement market remains attractive in the longer-term. B&Q has a clear leadership position and it is taking appropriate action to address the shorter-term market issues and position itself for recovery in demand.

A new management team led by Ian Cheshire has accelerated B&Q's programme of store and format renewal and has strengthened its value-for-money offer to customers under 'The Real Deal' banner with lower prices and stronger marketing. Under Ian's direction, B&Q is benefiting from new ideas from Kingfisher's diverse international businesses.

In France, sales and profits grew strongly, building on the significant progress since Kingfisher took full control in 2002. The revitalisation of Castorama is progressing well and Brico Dépôt has continued its stellar performance.

Kingfisher's businesses in the rest of Europe and Asia again performed well, continuing our strategy of expanding in large, growing home improvement markets where we have the potential to achieve market leading positions. During the year, Kingfisher continued to invest in delivering growth in Asia with the acquisition of the OBI stores in China and the opening of the first B&Q Home store in South Korea. In February, just after the end of the financial year, the first Castorama store opened in Russia, Kingfisher's 11th national market.

As announced in December, I will retire from Kingfisher at the Annual General Meeting in May when Peter Jackson, who joined the Board in January, will become Chairman. I would like to welcome Peter to the Board and wish him every success and good fortune as Chairman. He brings with him a wealth of business experience, most recently as Chief Executive of Associated British Foods, which operates consumer businesses in 41 countries, including, in the UK and Ireland, the Primark retail chain.

I have enjoyed my time as Kingfisher's Chairman for the past four and a half years. During that time, the Group has been transformed into a focused, integrated and genuinely international home improvement retailer, now operating nearly 650 stores in Europe and Asia. The past year has clearly been difficult in the UK, but I believe Kingfisher is very well-placed for the future as one of the global leaders in its market. We have a great management team led by Gerry Murphy and a sound strategy to deliver long-term value to shareholders.

Finally, I would like to thank Kingfisher's 77,000 staff around the world for their continued hard work, loyalty and professionalism. I wish them, and Kingfisher's shareholders and partners, continued success in the years ahead.



Sir Francis Mackay Chairman

Group financial summary

£ millions	2005/06	2004/05	Change	Constant currency	Like-for-like sales (LFL)
Retail sales	**8,010**	7,650	**+4.7%**	**+3.9%**	**-2.2%**
Adjusted pre-tax profit	**445.7**	661.4	**-32.6%**		
Adjusted post-tax profit	**285.1**	454.4	**-37.3%**		
Adjusted basic EPS	**12.3p**	19.7p	**-37.6%**		
Pre-tax profit	**231.8**	647.7	**-64.2%**		
Post-tax profit	**139.0**	446.5	**-68.9%**		
Basic EPS	**6.0p**	19.3p	**-68.9%**		
Full year dividend	**10.65p**	10.65p	**–**		


NICK
team
B&Q

Gerry Murphy, Kingfisher's Group Chief Executive, pictured with Nick Whyte at the new B&Q Warehouse store in Milton Keynes. The store, which opened in December 2005, showcases new ranges and merchandising techniques, with more kitchen and bathroom room sets and a wider range of 'finishing touches' products.

Tough markets firm action

Kingfisher has faced the toughest trading conditions for many years in the UK and the impact of a sudden downturn in consumer spending has more than offset good performances in France and in the Group's other international markets. Kingfisher made good progress against its longer-term objectives, strengthening its established businesses, expanding its developing operations, entering new markets and harnessing the Group's buying scale. However, the short-term trading environment in the UK meant that sales and profits at B&Q, Kingfisher's biggest business, were significantly affected.

Difficult short-term trading conditions

In 2005, the UK economy grew by 1.8% with total retail sales growing by just 1% on the previous year. According to government figures, this was the lowest economic growth since the Second World War.

UK consumer spending has been dampened by high levels of household debt and rising taxes, as well as higher utility and fuel bills. Concerns about the outlook for the housing market have further impacted the home improvement sector. The government's retail sales figures for 2005 show that total 'household goods' sales fell by 3.7% during the year. Against this very tough background, B&Q has grown its share of the UK's Repair, Maintenance and Improvement market.

To address these short-term challenges, and to drive long-term progress, a new management team at B&Q, led by Ian Cheshire, has taken firm action to manage costs, drive customer traffic and support sales, consolidating B&Q's longer-term leadership in the market.

These initiatives, covered in more detail in the Operating Review (on pages 16 and 17), included the streamlining of the Store Support Office in Southampton and the closure of 17 stores in markets already served by other B&Q stores. In 2006, the first three of around 17 of the larger B&Q Warehouse stores will be converted to the smaller mini-Warehouse format. Future store development will focus primarily on revamping existing stores, and opening new lower cost, higher return mini-Warehouse stores.

The pre-tax exceptional costs of the store rationalisation and the cost reduction programme are £205 million, of which £149 million are cash costs.

In the UK, B&Q continued its longer-term objectives of broadening its product offer for customers and offering even more competitive prices. The programme of modernising the smaller, older stores, which started in 2003, made good progress, with nearly half of these stores now converted to the more modern mini-Warehouse format. These stores are performing well and the format is proving popular with customers. The ongoing

Longer-term development on track

development of the next generation of the larger Warehouse stores also made encouraging progress with the opening of new-look stores in Gloucester and Milton Keynes.

B&Q is making these changes from a position of strength. It is the clear market leader in the UK with a strong brand built on value for money. I am convinced that the new initiatives being introduced will make B&Q more attractive to its customers and more valuable for its shareholders.

An important milestone in the year was the establishment of a new UK Trade division, led by George Adams, to complement B&Q's largely retail consumer business and target the UK market for trade and building materials. This division includes Screwfix Direct, which has performed strongly following the previous year's expansion of fulfilment capacity. Screwfix Direct's Trade Counter trial, set up to build on the main online and catalogue business, has been successful with seven operating by the end of the financial year and 15 more expected to open in 2006/07.

The year also saw the opening of the first two Trade Depot branches with encouraging results. Adapted from the Brico Dépôt format in France, Trade Depot is aimed at serving the needs of small builders and specialist trade customers.

In France, Kingfisher successfully continued its 'twin-track' strategy of developing Castorama for the mainstream consumer and Brico Dépôt for the heavy DIY user or trade professional. Castorama is now three years into its revitalisation programme, with a quarter of the stores upgraded to a more modern format and continued progress in price competitiveness, range and service. The performance of these stores is continuing to improve, with the most recent example in Englos, near Lille, bringing together all the Castorama team's work on ranges, prices and customer service in an attractive, modern environment.

Brico Dépôt added eight new stores in the year, bringing the total to 73. Sales passed the £1 billion mark for the first time and the Brico Dépôt store in Artigues, Bordeaux, delivered the highest sales of any store in the entire Group last year. The store, which is featured on the cover of this year's Annual Report, delivered sales of €58 million from selling space of 6,200 square metres, a truly exceptional performance, even by Brico Dépôt's high standards. In Kingfisher's other international markets, 47 new stores were opened in eight countries. Expansion continued into new, developing markets with significant growth potential. The first B&Q Home store was opened in South Korea and the first Castorama Russia store opened just after the end of the financial year, Kingfisher's 11th national market.

During the year, Kingfisher completed the acquisition of the OBI stores in China consolidating B&Q China's market leading position in this most exciting market. The OBI business has been successfully integrated and all the stores have now been rebranded under the B&Q banner. With 48 stores trading by the end of the year, B&Q China is now twice the size of its nearest competitor and is one of the largest western retailers in China.

Harnessing our strengths

Cross-Group supplier programmes are a key part of Kingfisher's strategy, helping operating companies use the Group's scale and international reach to offer customers the best products at the best possible prices. During the year, the development of Kingfisher's own-brands continued with further roll-out of the Performance Power range of power tools and the Colours range of paint and decorative ranges across more of Kingfisher's operating companies. Direct sourcing increased by 5% to US$575 million. Another key strength is the sharing of ideas around the Group. Important examples this year have been the strong influence from B&Q China and Castorama France on B&Q's format development and Brico Dépôt's influence on Trade Depot.

Board changes

On behalf of the Board and management of Kingfisher, I would like to pay tribute to Sir Francis Mackay, who retires from Kingfisher at the Annual General Meeting in May. Francis has been an outstanding Chairman, steering Kingfisher through a period of major change, and we wish him every success and happiness in the future. We're delighted to welcome Peter Jackson to the Board and we look forward to working more closely with Peter when he becomes Chairman in May.

Outlook

The UK home improvement market continued to weaken into 2006. At the time of writing, with the important spring and summer season still to come, it is too early to forecast the full year, although a continuation of the recent stronger mortgage and housing trends could provide some support later in the year.

Over the longer-term our home improvement markets across Europe and Asia remain fundamentally attractive with good prospects for sustainable growth. The Board believes that the actions we are taking will position Kingfisher well for the future.

Gerry Murphy Group Chief Executive

Strategy



The following 11 pages provide information on Kingfisher's strategy, as well as its markets, customers and stores, people, relationships with suppliers and its social responsibility agenda.

Home improvement, an attractive retail sector

Globally, demand for home improvement products and services is driven by:

- The continual need to repair and maintain homes
- Increasing consumer wealth, enabling people to have more fashionable and stylish homes
- Growing use of homes for working and entertaining

These factors have fuelled demand for home improvement products and services and home improvement markets have generally been growing faster than all retail expenditure in recent years. Over the longer-term, independent forecasters expect this to continue.

International expansion, a huge opportunity

Kingfisher is currently expanding in 11 European and Asian home improvement markets estimated to be worth around £114 billion, four times the size of the UK market alone. With Kingfisher's sales in these markets totalling £8 billion there remains significant scope for future growth.

Importantly, markets outside the UK are expected to grow faster, particularly China, Poland and Russia, where wealth is increasing and, consequently, the demand for better homes is rising fast.

International expansion also boosts Kingfisher's overall buying scale, a key factor in home improvement retailing. Many of Kingfisher's products, such as power tools and paint, are manufactured by big international suppliers. Expanding outside the UK has already doubled Kingfisher's scale, enabling the Group to work more as partners with these big suppliers to get the best products, at the best prices, for its customers. Importantly, Kingfisher's size enables it to work together with suppliers on a shared social and environmental agenda.

International expansion brings another important benefit, the ability of any one of Kingfisher's businesses to tap into a vast international pool of ideas to accelerate its own local development. More and more Kingfisher companies are adapting their format, improving in-store displays and introducing new products and services in their local markets based on the best ideas and experiences from around the Group.

Objectives

Against this background, Kingfisher aims to deliver a balanced set of objectives to its stakeholders:

- Superior and sustainable long-term growth and returns for shareholders
- Outstanding value, choice and service for customers
- Rewarding careers and personal development for staff
- Unrivalled growth opportunities for suppliers
- Responsible growth that is socially and environmentally sustainable

A four point strategy

Kingfisher's strategy to deliver these objectives is to:

1 Consolidate the strong leadership positions of its more developed operations in the UK and France. After years of rapid store expansion to achieve market leadership, the main priority for these businesses now is to drive profits and economic returns from their existing assets. Operational focus is on increasing sales and margin productivity per square metre of selling space and driving improved cost productivity throughout each business.

2 Drive its proven developing operations in the rest of Europe and Asia. These businesses have achieved leadership positions in their markets but still have significant scope to expand their store network and grow market share. Investment will also be needed in infrastructure to support this growth.

3 Expand rapidly its emerging operations in new markets as the local retail concepts and economic models become established and proven.

4 Harness its two key competitive advantages, buying power and international diversity, to the advantage of all its stakeholders.

Managing risks

Kingfisher manages business and development risks to minimise their likelihood or impact. The principal risks include:

- Consumer spending downturn in major markets
- Maintaining competitive pricing, ranging and service
- Retaining key staff and developing future talent
- Balancing local product needs and Group-wide buying programmes
- Political risk in developing markets

Huge potential

As at 28 January 2006 Kingfisher operated nearly 650 stores in 10 countries across Europe and Asia. Shortly after the year end, Kingfisher's first store opened in Russia. In total, the home improvement markets of these 11 countries are worth an estimated £114 billion.

These 11 countries are geographically, economically and culturally diverse and their home improvement markets are at different stages of development.

Europe

£84
billion market

Kingfisher is the market leader in the UK and France, two of the largest retail markets in Europe. Each has large, relatively wealthy populations (60 million each) and levels of home ownership are high. Compared with the whole European Union (EU), a relatively higher proportion of consumer retail expenditure is on home improvement products and services. The home improvement markets in these countries are well developed, large and have benefited from increasing consumer wealth and growth in the number of homes. Compared with other markets in Europe and Asia they are relatively mature. Consumers are served by large, well established national retailers. In 2005, the UK market declined after many years of growth, reflecting weak consumer confidence and lower growth in disposable income.

Kingfisher also operates in Ireland which has a population of four million and is a market with similar consumption patterns to the UK but one which has grown faster than any other EU country in the last five years.

Kingfisher operates the leading home improvement brand in Italy and entered Spain three years ago. Italy and Spain are the fourth and fifth largest retail markets in Europe respectively with large and relatively wealthy populations of 58 million and 41 million respectively. Retail expenditure has grown faster than the EU average over the last five years. Home ownership is high but the proportion of retail expenditure spent on home improvement is significantly


Sweden
Ireland
UK
Netherlands
Poland
Germany
Luxembourg
Czech Republic
Slovakia
Austria
France
Switzerland
Italy
Spain

lower than the European average. As a result the home improvement markets are currently less well developed and served by a fragmented group of national and regional retailers. However, home improvement spending has shown good growth over the last five years and has risen as a proportion of all retail expenditure.

Kingfisher is market leader in Poland and has just opened its first store in Russia. Consumers in these countries are enjoying increasing disposable income and consumption growth is strong. Retail spending in total, and the proportion spent on home improvements in these countries, are lower than the EU average but are growing faster as consumers become wealthier and look to improve their homes. Poland has a large, mostly home-owning population of 38 million with good DIY skills. Russia is the largest European country (population 144 million) and its urban residents often own a second home in the country (dacha) as well. In both markets, consumers have traditionally been served by fragmented small scale, local outlets and open markets. Over the last five years some established retailers from western Europe have expanded into Russia.

Kingfisher has a 21% strategic holding in Hornbach, the leading DIY warehouse retailer in Germany, the largest market in Europe (population 82 million and a home improvement market of £50 billion). Hornbach also operates in seven other European countries.

Kingfisher also operates a joint venture in Turkey (population 72 million), a less developed market with strong future growth prospects.

£30
billion market

Kingfisher is the market leader in China and Taiwan and has recently opened its first store in South Korea. Kingfisher initially entered the Asian market through a joint venture in Taiwan in 1996 and expanded into mainland China three years later.

China is now the largest of Kingfisher's Asian markets. China has a total population of 1.3 billion and a fast-growing urban middle-class estimated to number 130 million. As a result, China is fast becoming one of the most important retail markets in the world. In recent years many millions of Chinese have been migrating to major cities. New homes are being built in these cities at an unprecedented rate, typically sold as empty concrete shells. The new owners are responsible for completing the internal fit-out and decoration themselves. This has fuelled the rapid growth of the home improvement market, particularly design, decorating and installation services. Growth prospects are strong as expected sustained economic growth in China should result in continued new home construction, growing consumer wealth and greater home ownership. The home improvement market has historically been served by a highly fragmented base of very small local outlets. Larger retailers with more product choice as well as decorative and installation services are emerging.

Taiwan and South Korea are more developed economies where consumers are improving and renovating existing housing. Like China, they are served by a fragmented base of small local outlets.


Russia
China
South Korea
Turkey
Taiwan
Kingfisher Europe
Kingfisher Asia
Hornbach

Adapting to changing needs

Customers

Kingfisher is a mass market, international retailer serving six million customers each week in its stores and many more via the internet and telephone. The diversity of Kingfisher's businesses means that its customers vary by nationality, gender, age, wealth, aptitude and culture.

However, it is possible to identify three broad groups of customers – based on their different product, pricing and service needs. Kingfisher's local businesses have adapted their stores to satisfy the particular requirements of these three groups in their markets.

'Everyday DIY-er'

For many busy customers, minimising shopping time is important as DIY home projects can only be undertaken during precious leisure time. These customers need easy access to tools and materials for everyday home repair, maintenance and improvement projects.

This means they want a one-stop shop that can stock a wide range of products under one roof. They want to get a good price whenever they need to shop and not just when retailers run sales promotions. As non-professionals, they value help from experienced staff, in-store literature or structured teaching demonstrations.

Kingfisher provides for these customers:

- Larger stores capable of stocking everything a DIY-er needs for repairing, maintaining and improving a home
- A wide range of functional products e.g. paints, adhesives, fixings and the tools needed to complete the work
- Products stocked on supermarket-style shelving to enable customers to 'grab and go' in minimal time
- More experienced, often older, staff to offer advice
- In-store 'how to' leaflets and regular in-store DIY demonstrations
- An Every Day Low Pricing policy

Project initiator

This group of customers is growing in importance, particularly in developed countries where consumers are increasingly wealthy but time-constrained by busy lives. They spend more than average on major home improvement projects but they shop less regularly. Studies show that around 75% of home project initiators are women.

They expect to be able to browse in a comfortable store environment and find ideas and inspiration for room makeovers. They require help in understanding what could be possible in their own home, and may want their project professionally completed for them (Do-It-For-Me rather than DIY). Fashion, style, quality and service rank highly alongside price.

Kingfisher provides for these customers:

- Attractive modern stores large enough to display complete room sets
- Ranges of home finishing products e.g. curtains and cushions
- Trained staff to help with project design and costing
- Professional installation
- Home delivery
- Credit payment facilities
- Occasional price promotions to stimulate new projects


B&Q

Kingfisher's larger stores are adapting their product ranges, merchandising techniques and in-store service to better meet the needs of all three customer groups.

3 Trade professional

For the trade professionals, time is money. This group of customers is also growing in importance in developed countries as more affluent, time-constrained consumers look to professionals to carry out home improvement projects on their behalf. They need to be able to shop before or after work, and they want to get in and out of the store as quickly as possible. They buy product in large quantities and want to find enough stocked in-store to fulfil their needs. They want competitive prices, volume deals, branded products and tools, and may need credit.

Kingfisher provides for these customers:

- Extended opening hours
- Smaller stores which are easier and quicker to navigate
- Qualified staff able to help with more technical questions
- Smaller product ranges, but tailored to the needs of the trade professional e.g. aggregates, plumbing, electrical, joinery tools and materials
- Product stocked in sufficient depth to satisfy large quantity orders
- More professional, quality branded products and tools
- Pick-up points for vans or separate drive-through yards
- Tradesman credit accounts
- Competitive pricing and volume deals

Stores

'Big box' stores

These are Kingfisher's largest stores, designed to serve all customers' needs under one roof. The 'everyday DIY-er' can find the largest assortment of repair, maintenance and improvement products in the market at the best price. Specialist staff are available for advice and the stores typically have a large demonstration area for DIY master classes in the evenings and weekends. The 'project initiator' can browse the many room sets displaying complete kitchens, bathrooms and bedrooms and plan a major project with the help of dedicated design consultants. Many of the project 'finishing touches' are also stocked.

Trade professionals can shop a dedicated area of the store with easy access for loading commercial vehicles. Where regulations permit, stores have extended opening hours for the convenience of all their customers.

Kingfisher operates these big box stores in the UK, Ireland, France, Italy, Poland, Russia and China.

Typical statistics:

- 10,000+ square metres of selling space
- 30,000 to 50,000 products stocked

'Medium box' stores

These stores specialise in serving the 'everyday DIY-er' and the trade professional. Typically they offer the largest range in their local market at the keenest prices. Often located closer to town centres, they are convenient for all day-to-day customer needs.

The smaller size of these stores is an advantage in those markets where availability of larger sites is limited by congestion or planning restrictions.

Kingfisher operates these stores in the UK, Ireland, France, Italy, Poland, China, Taiwan and South Korea.

Typical statistics:

- 5,000 to 10,000 square metres of selling space
- 20,000 to 30,000 products stocked

'Small box' stores

These stores are either convenience stores for 'everyday DIY-ers', or specifically designed to satisfy the needs of the trade professional. Their smaller size makes finding sites and obtaining planning permission easier and they require significantly less capital investment.

Kingfisher currently operates these stores in the UK, France, Spain and Taiwan, with plans to open in more countries soon.

Typical statistics:

- Up to 5,000 square metres of selling space
- Up to 15,000 products stocked


Big box
10,000+ m^2
30,000-50,000 products
Medium box
5,000-10,000 m^2
20,000-30,000 products
Small box
Up to 5,000 m^2
Up to 15,000 products

Kingfisher adapts its store size to best suit local customer needs and local planning regulations – critical for expanding in 11 different countries across Europe and Asia.

People Aiming high

Retailing is a 'people business' and Kingfisher's success depends on the people that work in, or support, its stores. As a result, Kingfisher works hard to attract, develop and retain the best employees at all levels, and ensure they have challenging and rewarding careers.

Operating stores in 11 countries and product sourcing offices in a further three means adapting policies and practices to reflect local cultures and customs. However, there are some key common values and a common aim of attracting, developing and retaining the best people.


castorama

Competitive pay and conditions

Salary levels are competitive for the local market and supplemented with attractive healthcare and bonus schemes that reward good performance. ShareSave schemes, where practicable under local regulations, encourage employees to become shareholders in Kingfisher with over 8,000 staff participating worldwide.

Specialist training

Significant emphasis is placed on training colleagues to help them do a better job and develop themselves personally. For example, at B&Q in the UK, over 19,000 employees attended training courses at the B&Q University last year on subjects such as product knowledge and in-store computer systems. In addition, 500 kitchen and bathroom sales people were given extensive specialist training in kitchen planning, interior design and online design to enable them to give the best advice to customers. At Castorama in France, more than 1,000 sales staff were given product knowledge training on key ranges.

Specialist training is particularly important in Kingfisher's Asian businesses as knowledge of home improvement among consumers is lower. During the year, staff training in B&Q China averaged 48 hours per person. Kingfisher operates a variety of management training programmes across the Group. These include B&Q's Fast Track management development programme in the UK and the Management Academy for its best managers.

Exciting career opportunities

Kingfisher actively promotes people to new positions from within, enabling employees to 'work their way up'. This can mean opportunities to work in a number of operating companies and work abroad. This experience is invaluable to the individual and helps Kingfisher share the best ideas and best working practices between operating companies.

Senior examples of this include Patrick Langlade, Chief Executive of Brico Dépôt in France, who started as a Castorama store manager in 1984. Another example is Steve Gilman, now Chief Executive of B&Q Asia, who started in the UK as a store manager more than 25 years ago.

In Castorama France, over 1,500 workers enjoyed promotions or transfers to new roles last year to enhance their careers.

In B&Q China, 675 staff received promotions and only eight of the 9,500 staff are European ex-patriots, meaning that local employees have every opportunity to occupy the most senior roles. Castorama Poland started a collaboration programme with campus career advisers at Polish universities last year in order to boost quality recruitment.

Valuing diversity

Kingfisher values age and experience. In the UK, B&Q is well-known for its 'older workers' policy and around a quarter of B&Q's employees are aged over 50. Trade Depot, one of the Group's newest operating companies, actively seeks more experienced workers for its stores so they can offer expert advice to trade customers. Staff at the first two branches had an average of 12 years trade experience each.

Around 45% of B&Q's 38,000 employees are female. There has been a flexible working policy in place for a number of years with 60% of employees working part-time or flexible hours.

Responsible employer

Kingfisher is a responsible business and actively promotes its Social Responsibility programme (see pages 14 and 15), with policies on gender, age, disability and race. Several operating companies run 'volunteering' schemes through which staff can help on local community initiatives in work time. Kingfisher also offers a number of 'match it' schemes across the Group through which Kingfisher matches money raised by employees for designated charities.

Two-way communication is encouraged with its employees across the world as a means of developing staff engagement. Most operating companies operate annual staff surveys to monitor key employment issues. At B&Q UK, over 29,000 people took part in the most recent Employee Engagement survey which is carried out every six months.



Ian Strickland (39), Director of Format, B&Q UK

Ian was recently appointed Director of Format at B&Q in the UK, working on developing the next generation of B&Q Warehouse stores. This followed six years in China where he was Managing Director of B&Q China and then Project Development Director for the whole of the Asia region. In his new role, Ian is able to use his experience in China, where the stores are highly adapted for 'project initiator' customers.

Ian says: "Working within our international businesses has been a tremendous experience. Markets are very different globally and a 'one-size-fits-all' approach is never the ultimate solution. It has helped me think more about what is right for our customers and to seek a solution for their culture and way of life."



Willy Tintin (43), Regional Director, Brico Dépôt

Willy has worked for both of Kingfisher's French businesses, Castorama and Brico Dépôt in a career spanning 25 years. He has enjoyed regular promotions in both businesses. He joined Castorama in 1981 as a Sales Attendant and became a Store Manager in 1990. He joined Brico Dépôt in 1998 as a Store Manager and was appointed to his current role of Regional Director in 2000.

Willy says: "I was lucky to meet exceptional management who believed in me and who, thanks to in-house training, gave me the opportunity to develop."



Mary Shi, HR Director (designate) for B&Q China, East Region

Mary has been promoted from store roles to a senior management position within B&Q China. She was the manager of the very first B&Q China store, which opened in Shanghai (Hutai) in 1999. She then became General Manager of the stores in Shuzhou and Beijing, before taking on district management roles. Earlier this year she was appointed HR Director designate for the whole of the East Region.

Mary says: "I've been working at B&Q for nearly eight years now and I've been able to develop my career with different roles in different cities. It's been a great experience for me."



Fabien Perez de Laribal de Boisson (31), Senior Buyer, Trade Depot

Fabien joined Kingfisher's new Trade Depot business last year after three years in buying roles at Brico Dépôt in France. The move has enabled the Trade Depot team to learn valuable lessons from Brico Dépôt, on which the UK format is based. Trade Depot has used some of its French counterpart's suppliers and merchandising ideas, as well as basing its 'simple, honest, local' philosophy on that of Brico Dépôt.

Fabien says: "This new assignment is providing further international experience for me and giving me a great opportunity to develop technically. It allows me to work in a foreign language and to gain exposure to working and living in a different culture. It's a very exciting challenge to help build a new business for Kingfisher."



Poonam Bhavani (65), Customer Adviser, B&Q UK

Poonam has worked as a part-time checkout operator at the B&Q store in Ilford since 1987, after her children went to school. She is now a grandmother and has recently reduced her hours so that she can look after her grandchildren.

She says: "I like meeting people and talking to customers. I also enjoy working within a team environment. The change to the mini-Warehouse format in 2004 has been a great experience and working on the new EPOS till system has helped keep me up-to-date with modern technology. Working alongside my team members has kept me feeling young and I'm happy to be part of a quality team delivering great customer service."

Working together

Successful partnerships

Graham & Brown is B&Q's longest-standing supplier of wallcoverings with a relationship going back 25 years. The company supplies B&Q's main Super Fresco and Contour brands as well as the Laurence Llewelyn-Bowen, Linda Barker and Wayne Hemingway ranges. Graham & Brown has invested in an automated manufacturing facility in Blackburn and was named B&Q's Supplier of the Year 2005 for Excellence in Customer Service. Graham & Brown also now supplies Castorama France and Castorama Poland. The photo shows B&Q's wallcoverings buyer, Miriam White, with Andrew Graham, Chief Executive of Graham & Brown.



Own-brands now account for 22% of Kingfisher's sales. The Performance Power and MacAllister own-brand power tool ranges are now distributed in all operating companies. The Colours range of paint and decorative products was launched in France during the year and the range was extended in China.




colours
WhiteSystem
rose devient blanc pur
MAT
Mur & Plafond
Chambre et Séjour
5L ≈ 60m²
castorama

As one of the world's biggest home improvement retailers, Kingfisher has the scale and international reach to provide customers with the best possible products at the best possible prices. With nearly 650 stores in 11 countries, Kingfisher has Group buying scale of over €7 billion, and with the Hornbach companies, in which Kingfisher has a 21% economic interest, participating in the Group buying programmes, this figure rises to over €8 billion.

This scale gives Kingfisher tremendous opportunities to source goods on favourable terms, with the bulk of these savings passed on to customers. The simple aim is for Kingfisher to be the best in the home improvement sector at delivering value through its products, brands and suppliers. This means achieving the lowest cost of goods, the most innovative, exclusive goods in each product category, sourced directly from the world's best suppliers, leading to enhanced margins. In turn, these gains can be used to fund lower prices for customers, more product innovation, investment in better customer service and in improved stores.

Lower cost, closer supplier relationships

Kingfisher has a good record in this area and its Cost Price Reduction programme was successfully introduced throughout the Group three years ago. In the past two years, this programme has evolved to become Strategic Supplier Management (SSM), which aims to make Kingfisher's relations with suppliers closer, deeper and more long-term. Good prices are clearly still a top priority, but innovation and exclusivity are increasingly important. Both sides need longer-term agreements in order to make this possible.

The key focus is on the Group's major suppliers, particularly those which are capable of supplying several of Kingfisher's operating companies.

The process starts by defining a clear set of objectives for suppliers, which include required levels of innovation, availability, price and suppliers' alignment with Kingfisher's strategic objectives. Future plans are shared with key suppliers to facilitate long-term planning and investment.

As a result of this process, product categories which account for half of Kingfisher's cost of goods sold are covered by Group buying programmes. These cover five key categories – paint, power tools, lighting, flooring and sealants. This has led to £120 million of incremental gross gains in 2005/06.

Significant investment has been made in Group-wide systems to support these initiatives. These include the proprietary 'Vision' system which enables Kingfisher's buyers to track and control import projects from the initial sourcing brief through to arrival at the distribution centre. Other systems also enable buyers to compare cost prices across the Group.

Direct sourcing

An important part of Kingfisher's sourcing strategy is to buy goods direct from factories wherever possible, rather than through agents which adds to costs. To this end, Kingfisher has established a network of sourcing offices in the Far East, South Africa, Poland and India. Last year, direct shipments totalled US$575 million. This was an increase of over 5% on the previous year despite lower shipments to the UK where sales were affected by the weakness in consumer spending. Direct shipments to Kingfisher's businesses in Continental Europe and Asia grew strongly.

Kingfisher's sourcing offices in Asia, the first of which opened in 1994, increased shipments to France by nearly 16% whilst shipments to Kingfisher's other international businesses more than tripled. Kingfisher's sourcing agent in India increased its deliveries to the Group significantly during the year, particularly in textiles, hardware and tools. Further growth is expected this year.

Innovation and exclusivity

The development of Kingfisher's cross-Group own-brands continued, with strong growth in own-brand penetration in B&Q Taiwan and B&Q China. The average own-brand penetration level across the Group was 22%. One of the own-brand successes was the launch of low cost air-conditioning systems under the AirForce brand in the UK and Bodner and Mann brand in France.

The Performance Power and MacAllister power tool ranges are now distributed in all operating companies and represent Kingfisher's first Group own-brands. The Colours range of paint and decorative products made significant strides in 2005/06 with full decorative category launch in France and the expansion of a new range in China. The Form range of storage solutions is also being introduced in France and South Korea this year.

Castorama France held three internal trade shows in Lille in 2005, giving suppliers the opportunity to show their new ranges in the gardening, decoration and building categories to Castorama's buyers and store staff. Over 100 suppliers attended the building category event.



Social responsibility ingrained in our culture



Kingfisher's vision for social responsibility

"We will ensure that the long-term development of our business is sustainable and reflects the values and expectations of our communities."

Kingfisher is committed to being a responsible company, ensuring that its operations are environmentally and socially sustainable for the long-term. The Group faces many complex and challenging issues from factory working conditions in its supply chain to timber sourcing and climate change. Although Kingfisher doesn't have all the answers, it is firmly committed to working with others to seek solutions and to improve performance.

Kingfisher sees responsible business practice as good business sense, helping to manage risks as well as opening up new business opportunities.

During 2005 Kingfisher developed a more comprehensive and systematic approach in order to identify and manage key environmental and social issues. A new Social Responsibility Policy and management system called Steps to Responsible Growth have been introduced. This section provides an overview of Kingfisher's progress during 2005. A separate Social Responsibility Report is available on www.kingfisher.com/SR and a printed summary is available on request. The report includes an independent assurance statement from URS Verification.

Kingfisher is committed to ensuring that its wood and paper products come either from proven, well managed forests or recycled material. In 2005 Kingfisher introduced buying standards on timber which provide guidance to buyers and suppliers.

Kingfisher's businesses are making progress in sourcing timber from forests that are certified as well managed. For example, at B&Q UK around 75% of all timber product lines are Forest Stewardship Council (FSC) certified. At Castorama France all garden furniture is FSC or Tropical Forest Trust (TFT) certified and at Castorama Italy over 134 products in the garden range were FSC certified by August 2005.

Kingfisher's Social Responsibility Policy

	Focus areas	Issues
Environmental	1 Product stewardship	1 Chemicals 2 Timber 3 Supplier environmental performance 4 Product environmental and social impact
Environmental	2 Energy management	5 Climate change 6 Transport
Environmental	3 Sustainable operation	7 Product disposal 8 Waste 9 Packaging
Social	4 Supply chain	10 Factory working conditions
Social	5 Equality and diversity	11 Respect for the diversity of people
Social	6 Community investment	12 Store neighbourhoods

Social Responsibility Policy

Kingfisher's Social Responsibility Policy identifies 12 specific issues in six key areas of focus – product stewardship, energy management, sustainable operation, supply chain, equality and diversity and community investment – each with clear aims and policy commitments.

Steps to Responsible Growth

Steps to Responsible Growth sets out specific actions on each of the 12 issues in Kingfisher's Policy. It identifies three levels of progress for each issue:

- Minimum action – a meaningful start with a commitment to improve
- Policy target – meeting the basic requirements of the policy
- Leadership position – recognised as a leader in action and debate

The progress of each operating company is assessed quarterly and reported on www.kingfisher.com/SR.

Kingfisher has also identified social responsibility key performance indicators (KPIs) and plans to report these next year.

The following targets have been set:

- All operating companies* to achieve minimum action on all 12 issues by the end of February 2007
- All operating companies* to achieve the policy target action on all 12 issues by the end of 2010

Responsibilities

Kingfisher recognises that real progress will only be made if the senior management is committed to social responsibility. In 2005 the Board decided to integrate fully its social responsibility governance into the agenda of its Executive Committee.

Kingfisher also has a Social Responsibility Steering Group which brings together representatives from each operating company to discuss progress and share best practice. The social responsibility department provides support and guidance to the operating companies.

*as at 31 January 2005



Keep Scotland Beautiful
Help us support Keep Scotland Beautiful, and reduce litter, by not using a carrier bag.
A 5p charge will be made for all carrier bags.
The net proceeds will be donated to Keep Scotland Beautiful
KEEP SCOTLAND BEAUTIFUL
B&Q
The Environment and B&Q

Encouraging customers to reuse carrier bags

To encourage customers to use fewer plastic bags, B&Q UK has launched a trial in Scotland to charge customers 5p for every plastic carrier bag. B&Q passes the proceeds on to 'Keep Scotland Beautiful' to fund anti-litter campaigns. The trial has seen an 82% reduction in carrier bags used and there are plans for further trials and rolling out the scheme nationally if feedback is positive.



Improving factory working conditions

Kingfisher recognises that it is not always easy for suppliers to achieve the standards set out in its Code of Conduct on Factory Working Conditions. In 2005 Kingfisher introduced an Information Pack on Factory Working Conditions in order to provide greater guidance and support for suppliers. In China, workshops were held for factory managers and Kingfisher buyers to encourage closer collaboration.

UK


The real deal

In 2005 consumer demand was seriously impacted by higher taxes and living costs, as well as concerns about household indebtedness, interest rates and the direction of house prices. A 15% decline in housing transactions and 8% fewer planning applications for home alterations* compounded the weakness in demand for bigger ticket projects such as kitchens and bathrooms (*for the nine months to September 2005).

B&Q estimates that the Repair, Maintenance and Improvement market declined nearly 4% in the year, the weakest market for over 10 years. B&Q's market share was 14.8% (2004/05: 14.7%) and B&Q continued to be ranked as the number one DIY retailer by Verdict in its 2006 Customer Service Index.

B&Q

Trading – B&Q's total sales fell 3.7% to £3.9 billion (down 7.8% like-for-like (LFL)). Customer footfall was lower and sales in all major categories were weak with sales of kitchens, bathrooms and bedrooms the worst affected. Retail profit fell 52.0% to £208.5 million reflecting the lower sales and lower margins as a result of stock clearance, more aggressive discounting and price competition in the weak market. Furthermore, underlying LFL cost inflation was 4% with store rents rising by 6% and business rates by 15%.

Management action – In the second quarter of 2005/06, it became apparent that the UK home improvement market was in a sharp cyclical down-turn with little prospect of an early bounce-back. New management acted to improve competitiveness and reduce costs so that B&Q is better suited to operate in the current market, and well placed to benefit from a market upturn when this comes. Immediate priorities were to develop new product ranges, reinforce price competitiveness, enhance customer service and improve store environments whilst reducing operating and fixed costs.

Product range development – UK consumers continue to regard product choice as the key driver in deciding which DIY store to visit. B&Q has the widest range of all DIY stores with its largest Warehouse stores stocking around 32,000 products. Half of all the smaller, older stores have now been converted to the mini-Warehouse format with an increase of up to 30% in product choice. B&Q also plans to broaden its ranges in its Warehouse stores. For example, from a standing start, B&Q became the UK's number one retailer of fixed air-conditioning following the introduction of an exclusive DIY range sourced from the Far East. During the second half of the year, the process for reviewing and updating existing product ranges was overhauled with the aim of reducing the time from 'concept to shelf'. New products introduced in the year performed well, including updated ranges of tiles, wooden floors, bathrooms, kitchens and plants, with more new products planned for 2006/07.

Price competitiveness – B&Q continued its long-term 'Every Day Low Pricing' strategy on everyday products, reducing prices across many ranges including paint and light bulbs. A new 'The Real Deal' marketing campaign was launched with more prominent communication of great value. B&Q also extended the Diamond Card, its over 60s discount card, to every store in the UK.

In addition, B&Q trialled two '10% off' weekends and two 'Big Project' weekends to stimulate demand. These drove footfall and market share in higher ticket projects and reduced stocks to below last year's levels. During 2006/07 new store tills will be introduced with improved systems functionality, allowing promotions to be specifically targeted at major projects.

Service improvements – 'Service Squads' were introduced in over 100 of B&Q's biggest stores in the year and this roll-out will continue in 2006/07. Service Squads are shop floor staff, linked with two-way radio communications, whose sole responsibility is customer assistance. Stores were also cleared of excess 'point of sale' material which improved navigation. Staff servicing the Showroom categories have undergone specialist training to help customers plan and design their kitchen and bathroom projects and more specialist consultants have been scheduled to work in-store during busy periods.

Store development – Following 10 years of expanding the Warehouse store network, B&Q has almost twice the selling space of its nearest direct competitor. Recognising that finding and obtaining planning permission for economically attractive sites for new Warehouse stores was becoming increasingly difficult, B&Q developed a smaller format mini-Warehouse. This has been very successful: popular with customers, easier to develop and with good financial returns. Building on the existing Warehouse estate and the new mini-Warehouse format, B&Q has re-focused its store development on the mini-Warehouse format and the updating of the larger Warehouse stores to showcase finished home



Better products at better prices

New ranges at B&Q include this Clevedon kitchen which was featured in a 'The Real Deal' television advertising campaign in March. The kitchen has solid oak doors and frames and is part of the Select range of 'mid-priced' kitchens being rolled out to all Warehouse stores.

Clear direction firm action

improvement projects alongside component tools and materials. It will close older, smaller stores not suitable for conversion due to their proximity to other B&Q stores and limit new store openings to markets where B&Q is not currently represented.

During the year, six Warehouse and eight mini-Warehouse stores opened and 21 stores were converted to the mini-Warehouse format. In total 25 stores closed, 17 as part of the space rationalisation programme. B&Q now has 114 Warehouses, 88 mini-Warehouses and 120 unconverted smaller stores. Format trials continue in four Warehouse stores aimed at developing a modernisation blueprint for the Warehouse estate. These trials are expected to complete during 2006.

At the end of 2006/07 B&Q expects to have 114 Warehouses, 117 mini-Warehouses and 91 unconverted smaller stores. In total, nine new stores will open, six existing Warehouses will be revamped and 23 older smaller stores will be converted. As part of the plans to downsize 17 Warehouses, three are expected to be complete by the end of the year.

Cost reduction – Initiatives to reduce costs have been focused on central functions and productivity improvements. Over £30 million was saved in the year in stores and supply chain by flexing costs in response to lower sales. B&Q's central office was streamlined with the loss of 400 roles which will result in annualised savings of £16 million in 2006/07.

UK Trade

Screwfix Direct – Following the previous year's expansion of fulfilment capacity, sales grew 18.7% to £271.3 million and retail profit was £15.7 million (2004/05: £7.6 million). Sales benefited from range development and a bigger catalogue. A further six trial Screwfix Direct Trade Counters were opened in the year and are proving very popular with customers. Fifteen more are planned to open in 2006/07.

Trade Depot – Two trial branches opened towards the end of the year, focused on serving general builders and specialist trade customers. Trade Depot offers a similar range of products to Brico Dépôt in France, including doors and windows, heating and plumbing and kitchens and bathrooms. The early response from customers is encouraging and three further branches are planned for 2006/07.

France

castorama

BRICO DEPÔT
LES PRIX BAS TOUS LES JOURS

In France, according to Banque de France, DIY comparable store sales growth was 0.8%, its slowest rate for over 12 years. Kingfisher's market share grew with like-for-like (LFL) sales up 2.7%, benefiting from the twin-track development of the full range Castorama home improvement format and the discount Brico Dépôt format.

Castorama

Castorama sales of £1.6 billion (down 0.2% LFL) and retail profit of £132.2 million were in line with the previous year after a strong second half offset the impact of range change, store revitalisation and a weaker market in the first half. Cost productivity savings and Group supply benefits funded price reduction and store refurbishment. In the third year of a major revitalisation programme, Castorama made further improvements in product ranges, store environment and cost productivity and is now ranked by consumers as the home improvement store of first choice, according to INFORCO*.

Price competitiveness – Castorama continued to reduce prices on everyday products and reinforced its value credentials with a billboard and catalogue marketing campaign. Its price perception ranking continued to improve, now independently ranked third by consumers, an improvement from ninth in 2003 (INFORCO).

Range development – Over 6,000 new, more contemporary decorative, shower and kitchen products were introduced as part of a full relaunch of these ranges with supporting catalogues. This caused some trading disruption in the first half as stores were cleared of previous ranges and new ranges introduced.

Twin-track


castorama

Castorama revitalisation on track

The ongoing revitalisation programme helped Castorama outperform the French DIY market in the second half of the year. A quarter of the stores are now in the new, modern format.

6,000

new products were launched during the year in the Castorama stores. The new store in Englos, near Lille (pictured), features new ranges of flooring, bathrooms and kitchens.

The response from customers in the second half was positive with kitchen and bathroom sales the strongest performing categories.

During the second half, Castorama LFL sales growth of 3.0% exceeded the Banque de France comparable store sales growth of 2.1%. Castorama plans more range improvements in 2006/07, including new ranges of kitchens, tiles and window decor.

Store development – Following 30 months of store development activity, Castorama now has a quarter of all its stores in the new modern format and these continue to outperform. Two new stores were opened, six were revamped and three relocated. A further seven relocations, two new openings and six transfers to Brico Dépôt are planned for 2006/07.

Cost productivity – A strong focus on cost productivity has enabled Castorama to lower its prices and invest in stores whilst increasing profits in the last three years. Castorama continued to take full advantage of the Group's sourcing programmes to reduce the cost of products with direct imports as a proportion of total purchases up to 8%.

Brico Dépôt

Brico Dépôt continued to deliver growth against strong comparatives and annual sales exceeded £1 billion for the first time.

Sales increased 17.1% to £1.1 billion (+7.3% LFL). Sales were strong in all categories, boosted by the addition of new products to existing ranges, and the distribution of a second annual catalogue. Retail profit increased 23.2% to £97.8 million. Margins benefited from improving scale efficiencies and Strategic Supplier Management buying synergies.

Eight new stores opened, including one transfer from Castorama. The Brico Dépôt store opening programme is expected to accelerate next year, with around seven store openings and six transfers from Castorama. Brico Dépôt is now targeting over 120 stores in France, up from its previous target of 100.

To support continued growth, Brico Dépôt invested in new distribution facilities and systems.

*INFORCO is a leading French market research agency.
(All sales and profit growth figures are in constant currencies.)

strategy on course

£1 billion

Brico Dépôt, which produces the highest return on capital in the Kingfisher Group, delivered annual sales of over £1 billion for the first time.


BRICO

Rest of Europe

castorama KOÇTAŞ BRICO DEPÔT PRECIOS BAJOS TODOS LOS DÍAS B&Q

Rest of Europe sales were up 21.1% (+2.7% like-for-like (LFL)) to £795.2 million. Retail profit fell by 4.7% to £86.6 million, largely due to a reduced associate contribution from Hornbach and start-up costs in Russia.

Seventeen new stores were opened in the year across five countries. Shortly after the year end Kingfisher's first Castorama store in Russia opened.

Castorama Poland

Sales increased 15% to £417.0 million (+1.7% LFL). In the first quarter LFL sales declined against a very strong comparative as customers purchased ahead of an increase in VAT rates in 2004. LFL sales returned to growth in the subsequent three quarters as the comparatives eased, and were particularly strong in the fourth quarter, boosted by customers purchasing ahead of a 31 December deadline for claiming tax relief on construction and renovation projects. Underlying trading conditions remained difficult with weak consumer spending and a price-competitive market. Retail profit increased 1.0% to £52.5 million as good cost control, Group sourcing and lower pre-opening costs more than offset slower sales growth.

Castorama Poland, the number one ranked DIY retailer (ASM* research), consolidated its market-leading position with five new store openings. Six new stores are planned for 2006/07, including a smaller store in the Brico Dépôt format.

Castorama Italy

Castorama Italy performed well in a difficult market with sales up 15.6% to £266.9 million supported by new seasonal and promotional catalogues with greater emphasis on quality and price. According to Istat†, total non-food retail sales growth was 1.6% compared to Castorama Italy's LFL growth of 5.8%. Retail profit increased 38.0% to £28.7 million, as Strategic Supplier Management (SSM) benefits and volume-related cost efficiencies more than offset lower pricing.

Castorama Italy opened four new stores taking the total to 26. A further three new stores and one relocation are planned for 2006/07.

Other Europe

B&Q Ireland opened three mini-Warehouse stores, taking the total to seven. Brico Dépôt in Spain opened three new stores taking the total to seven and five new stores are planned in 2006/07. Brico Dépôt in Spain is expected to break-even in 2007/08. Castorama in Russia opened its first store in February. The 8,500 square metre store offers 35,000 home improvement products targeted at consumers and trade specialists. A further three new stores are planned in the next year. Koçtaş in Turkey, a 50% joint venture, continued to improve profitability benefiting from strong LFLs, the Kingfisher SSM programme and good cost control. Two new stores opened, making Koçtaş the number one home improvement retailer in Turkey, and four stores are planned in 2006. Hornbach, the leading German DIY warehouse retailer, in which Kingfisher has a 21% interest, contributed £11.8 million to profits (2004/05: £19.1 million).

*ASM is an independent research group.
†Istat is Italy's statistics institute.

Growing internationally



Castorama Italy profits up 38%

Castorama Italy performed well in a difficult market with profits boosted by new seasonal and promotional catalogues. New formats are being tested including one in Rome offering a greater range of softer, finishing touches. A 'medium box' format is also being tested for smaller markets.


ALL IN ONE
MORWEAR
Premium
FLAT
B&Q
B&Q

Asia

B&Q China consolidates market-leading position

B&Q now has 48 stores in China following the acquisition of the OBI stores during the year. The stores have now been rebranded under the B&Q banner, including this one in Shanghai (pictured right).



Asia sales increased 47.1% to £318.0 million (+7.4% LFL). Retail losses of £3.0 million reflect continued progress in China and Taiwan offset by higher start-up costs in South Korea and post-acquisition losses in China.

B&Q China

B&Q China consolidated its position as market leader, completing the purchase of OBI's majority equity interest in its Chinese operations on 30 June. This acquisition accelerated B&Q China's growth with sales up 44.7% to £312.8 million (+7.4% LFL). B&Q is now twice the size of the nearest competitor and is one of the largest western retailers in China. Sales growth was boosted by B&Q's home decoration service which designed and fitted out 15,000 apartments in 2005.

The underlying B&Q business performed well with retail profit up 65.7% to £5.6 million, but total retail profit in China of £0.2 million was below last year due to the impact of trading losses from the acquired OBI stores.

Store numbers increased by 27 to 48, including 13 ex-OBI stores. Ten new stores are planned in 2006/07. The programme to integrate the OBI stores is progressing well with the stores re-branded B&Q. The transition to B&Q's systems, merchandising and product offer is well advanced and the first fully revamped conversions to the B&Q format are now trading. All stores are expected to be converted by summer 2006.

Other Asia

B&Q Home in South Korea opened its first store in June 2005. The 7,400 square metre store offers 35,000 products and a full 'Home Project Service' based on the experience of B&Q China. One new store is planned in 2006/07.

B&Q Taiwan, a 50% joint venture, increased retail profits by 32.1% to £7.4 million, driven by good sales growth and benefits of the Kingfisher SSM programme. Sales of Group own-brand power tools and air-conditioning units exceeded expectations, and extended ranges will be introduced this year. Two new stores opened and one new store is planned for 2006/07.

(All sales and profit growth figures are in constant currencies.)



Financial review

Duncan Tatton-Brown
Group Finance Director

Financial summary

A summary of the reported financial results for the year ended 28 January 2006 is set out below.

	2006 £m	2005 £m	Increase/ (decrease)
Revenue	**8,010.1**	7,649.6	**4.7%**
Operating profit	**269.5**	676.4	**(60.2)%**
Profit before tax	**231.8**	647.7	**(64.2)%**
Adjusted profit before tax	**445.7**	661.4	**(32.6)%**
Basic earnings per share	**6.0p**	19.3p	**(68.9)%**
Adjusted earnings per share	**12.3p**	19.7p	**(37.6)%**
Dividends	**10.65p**	10.65p	**–**
Underlying Return on Invested Capital (ROIC)	**7.3%**	9.5%	**(2.2)pps**

A reconciliation of statutory profit to adjusted profit is set out below:

	2006 £m	2005 £m	Decrease
Profit before tax	**231.8**	647.7	**(64.2)%**
Exceptional items	**215.4**	13.7	
Financing fair value remeasurements	**(1.6)**	–	
Amortisation of acquisition intangibles	**0.1**	–	
Adjusted profit before tax	**445.7**	661.4	**(32.6)%**
Income tax expense	**(92.8)**	(201.2)	
Adjustments to income tax expense	**(68.3)**	(5.3)	
Adjusted profit after tax	**284.6**	454.9	**(37.4)%**
Minority interest	**0.5**	(0.5)	
Adjusted profit after tax attributable to equity shareholders	**285.1**	454.4	**(37.3)%**

Total reported sales grew 4.7% to £8.0 billion, up 3.9% on a constant currency basis. During the year, an additional 46 net new stores were added, taking the store network to 645. On a like-for-like (LFL) basis, Group sales were down 2.2%.

Adjusted profit before tax declined 32.6% reflecting the tough trading conditions in the UK that resulted in a significantly lower contribution from B&Q.

Exceptional items

The Group incurred a £205.3 million restructuring charge in B&Q UK relating to the planned closure of 20 stores, the downsizing of a further 17 stores and the costs of streamlining B&Q's corporate offices, of which £66 million is non-cash. A further charge of £19 million was incurred following B&Q's decision to terminate a contract with its current supplier of consumer credit services and £10 million arose integrating the OBI China business acquired in the year with B&Q in China. These were partially offset by £18.9 million profit on the disposal of properties and investments, mostly in the UK.

Earnings per share

Basic earnings per share declined by 68.9% to 6.0p. Adjusted earnings per share declined 37.6% from 19.7p to 12.3p per share as calculated below.

	2006	2005
Basic earnings per share	**6.0p**	19.3p
Exceptional items (net of tax)	**7.6p**	0.4p
Financing fair value remeasurements (net of tax)	**(0.1)p**	–
Reversal of prior year exceptional tax charge	**(1.2)p**	–
Adjusted earnings per share	**12.3p**	19.7p

Dividends

The Board has proposed a final dividend of 6.8p per share, making the total dividend for the year 10.65p per share, unchanged on the prior year. This dividend is covered 1.2 times by adjusted earnings (2005:1.9 times).

The final dividend for the year ended 28 January 2006 will be paid on 2 June 2006 to shareholders on the register at close of business on 7 April 2006, subject to approval of shareholders at the Company's Annual General Meeting, to be held on 24 May 2006. A dividend reinvestment plan (DRIP) is available to all shareholders who would prefer to invest their dividends in the shares of the Company.

Return on invested capital (ROIC)

ROIC is defined as net operating profit less adjusted taxes (adjusted operating profit excluding property lease and depreciation costs less tax at the Group's effective tax rate, plus property revaluation increases in the year) divided by average invested capital (average net assets less financing related balances and pension provisions plus property operating lease costs capitalised at the long-term property yield).

Following the transition to IFRS, the Group elected not to revalue properties from 1 February 2004. However, property appreciation is an integral part of a ROIC measure and therefore Kingfisher continues to include revaluation gains and the current market value of our properties in ROIC calculations.

ROIC declined from 10.4% to 9.0%, compared to the Group's weighted average cost of capital of 7.9%, down 0.5 percentage points on last year primarily due to a fall in gilt rates.

Underlying ROIC declined from 9.5% to 7.3%. Underlying ROIC assumes properties appreciate in value at a steady rate over the long-term. When calculating the underlying ROIC, short-term variations in property values more or less than the long-term mean are excluded.

Cashflow

A total of £304.1 million (2005: £531.5 million) of cash was generated from operating activities. Excluding post employment benefit provision movements, £36.9 million (2005: £144.3 million outflow) was generated from working capital movements. The level of stock rose by a net £33.3 million, reflecting growth in the number of stores offset in part by stock reduction initiatives at B&Q in the UK. Post employment pension provisions fell £135.2 million reflecting the additional pension contributions made to the UK scheme. Net capital expenditure was £395.4 million (2005: £392.4 million).

The resulting year end net debt was £1,355.2 million (2005: £841.1 million).

Capital expenditure

Kingfisher continues to prioritise its capital investment into projects and businesses that offer the potential for the most attractive returns. This is supported by a rigorous capital allocation process outlined as follows:

- An annual strategic planning process (which leads into the budget process for the following year) based on detailed plans for all businesses for the next five years. This process drives the key strategic capital allocation decisions and the output is reviewed by the Board, twice a year.
- A capital approval process through a capital expenditure committee chaired by the Group Finance Director delegated to review all projects between £0.75 million and £7.5 million (including the capitalised value of lease commitments).
- Projects above this level are approved by the Executive Committee or the Board although all projects above £0.75 million are notified to the Board.
- An annual post-investment review process to review the performance of all projects above £0.75 million which were completed in the prior year. The findings of this exercise are considered by both the Executive Committee and the Board and directly influence the assumptions for similar project proposals going forward.

Gross capital expenditure (excluding business acquisitions) for the Group was £507.0 million (2005: £413.3 million). £188.0 million was spent on property (2005: £156.3 million) and £319.0 million on fixtures, fittings and intangibles (2005: £257.0 million). A total of £111.6 million (2005: £20.9 million) of proceeds from disposals were received during the year, £97.4 million of which came from property disposals.

Payments to acquire businesses in the year amounted to £167.5 million. £143.5 million related to the purchase of the OBI China business at the end of the first half. A further £24.0 million was spent buying out two minority interests in China and some small acquisitions in France. There were no business disposals during the year.

Financing

The net interest charge for the year was £37.7 million, up £9.0 million from the prior year reflecting higher average net debt. However, the interest charge benefited from non-recurring interest receipts totalling £7.6 million, relating to tax refunds and property disposals in prior years.

During the year, the Group issued a €550 million Medium Term Note (MTN) under its €2,500 million MTN Programme. The bond carries a coupon of 4.125% and matures in November 2012. The proceeds were primarily used to repay bank loans. Details of all the MTNs in issue at the year end are provided in note 21.

In March 2005, the Group refinanced its £540 million committed bank facility maturing in February 2007. This was replaced with a £500 million committed bank revolving credit facility, provided by a number of banks, maturing in August 2010. In July 2005, the Group obtained a further £300 million committed bank facility, which provided short-term funding, but this was subsequently repaid and cancelled with the proceeds of the €550 million bond issue in November 2005. In January 2006, the Group borrowed £50 million under a committed term borrowing facility which matures in February 2009. Since the year end, the Group has obtained another £300 million short-term committed bank facility maturing in 2008. All of the bank facilities are available to be drawn to support the general corporate purposes of the Group including working capital requirements.

At the year end, 23% of the Group's long-term borrowings were at a fixed rate of interest (2005: 35%).

Taxation

The effective overall tax rate on profit has increased from 31.0% in the prior year to 40.0% primarily due to exceptional costs not qualifying for tax relief. The effective tax rate on profit before exceptional items and excluding prior year tax adjustments is 34.4% (2005: 32.8%) reflecting the higher proportion of profits in high tax jurisdictions and higher overseas start-up losses.

Property

The Group owns a significant property portfolio, most of which is used for trading purposes and which had a market value of £3.0 billion at year end, compared to a net carrying amount of £2.4 billion recorded in the financial statements. The unrecognised property revaluation gain for the year on properties held at the year end was £325 million.

Pensions

Following transition to IFRS, the consolidated balance sheet now reflects post employment benefit liabilities, mainly comprising defined benefit pension arrangements. The provision has reduced from £325.7 million at the start of the year to £239.6 million at the year end. An additional £130 million was paid into the UK scheme during the year compared with the prior year. A fall in corporate bond rates over the year from 5.3% to 4.7% increased UK pension liabilities by £170 million. Further disclosure of the assumptions used (including mortality assumptions) is provided in note 27 of the consolidated financial statements.

Accounting changes – Adoption of International Financial Reporting Standards

Kingfisher has adopted International Financial Reporting Standards in the current year and, as a result, has restated the comparative financial information for the year ended 29 January 2005. The key impacts of this restatement are disclosed in note 40 of the consolidated financial statements.

Since the publication of our first half year interim results, two amendments in accounting policies have been required. Foreign exchange movements on intercompany loans will no longer be reported in the income statement following the clarification of IAS 21 'The Effect of Changes in Foreign Exchange Rates'. The accounting policy on the treatment of operating lease rentals has also changed following clarification from IFRIC (International Financial Reporting Interpretations Committee) on the requirement to account for rental contracts which contain fixed rental uplifts on a straight line basis. Further details are provided in note 2a.

The Group has taken the option to defer the implementation of the standards IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' until the financial year ended 28 January 2006, without restating comparative amounts.

Property market value by segment



Rest of Europe 22%
UK 42%
France 31%
Asia 5%

Treasury risk management

Kingfisher's Treasury function has primary responsibility for managing certain financial risks to which the Group is exposed. The Board reviews the levels of exposure regularly and approves Treasury policies covering the use of financial instruments required to manage these risks.

Liquidity risk – Treasury manages the Group's exposure to liquidity risk by reviewing the cash resources required to meet its business objectives and by promoting a diversity of funding sources and debt maturities.

Credit risk – Credit risk of third parties that the Group deals with is managed by setting a credit limit using published credit ratings. The exposure against this limit is determined by taking account of the full value of deposits and a proportion of the value of derivative contracts.

Interest rate risk – The Group manages its interest rate risk by entering into certain interest rate derivative contracts which modify the interest rate payable on the Group's underlying debt instruments, principally the Medium Term Notes.

Currency risk – The Group's principal currency exposures are to the euro, the US dollar and the Chinese Renminbi. The euro exposure is operational and arises through the ownership of the retail businesses in France, Italy, Ireland and Spain. Balance sheet euro translation exposure is substantially hedged by maintaining a proportion of the Group's debt in euro. Following the acquisition of the OBI China business, the Group's exposure to the Chinese Renminbi has increased significantly. This balance sheet translation exposure is partly hedged by local debt in China and partly by forward foreign exchange contracts entered into to hedge this exposure. However, it is the Group's policy not to hedge the translation of overseas earnings (primarily euro) into Sterling. In addition, the Group has a significant transaction exposure arising on the purchase of products for re-sale denominated in US dollars. Under Group policies, the Group companies are required to hedge committed product purchases and a proportion of forecast product purchases arising in the next 12 months.

Use and fair value of financial instruments – In the normal course of business the Group uses financial instruments including derivative financial instruments. The Group does not use derivative financial instruments for speculative purposes. The main types of financial instruments used are Medium Term Notes, loans and deposits, interest rate derivative contracts, cross-currency interest rate swaps, spot and forward currency contracts, and currency options. Further disclosure on derivative financial instruments is provided in note 24.

Board of Directors



Sir Francis Mackay*
Chairman
Sir Francis became Chairman of Kingfisher plc in December 2001 following his appointment to the Board a month earlier. He is, until July, Chairman of Compass Group PLC, which he joined in 1986 as Finance Director. He became Chief Executive of Compass in 1991 and Executive Chairman in July 1999. He will leave Kingfisher after the Company's Annual General Meeting on 24 May 2006 and will be succeeded by Peter Jackson. Sir Francis is 61.

Chairman of the Nomination Committee and was a member of the Finance Committee†.



Peter Jackson*
Chairman Designate
Peter Jackson joined the Board as a Non-Executive Director with effect from 3 January 2006 and will take on the role of Chairman on the retirement of Sir Francis Mackay at the AGM on 24 May. He retired as Chief Executive of international food and retail group Associated British Foods plc (ABF) in April 2005, after six years in that role. He joined the Board of ABF in 1992 following its acquisition of British Sugar plc, where he was Chief Executive. He is also the Senior Independent Director of Smiths Group plc, the international engineering group. Age 59.

Member of the Nomination Committee.



Gerry Murphy
Group Chief Executive
Appointed Group Chief Executive and joined the Board in February 2003. Previously he was Chief Executive Officer of media group Carlton Communications plc, global logistics firm Exel plc and food manufacturer Greencore Group plc. Earlier in his career, he held various senior positions with food and drink group Grand Metropolitan plc (now Diageo plc) in Ireland, the UK and USA. He is also a Non-Executive Director of Reckitt Benckiser plc. Age 50.

Member of the Nomination Committee, Chairman of the Executive Committee and was a member of the Finance and Social Responsibility Committees†.



Duncan Tatton-Brown
Group Finance Director
Appointed Group Finance Director and a Director of the company in February 2004. He was Finance Director of B&Q plc from January 2001. Previously he was CFO at Virgin Entertainment Group and has held various finance positions at Burton Group plc. He is also a Non-Executive Director of Rentokil Initial plc. Age 41.

Was a member of the Finance Committee, now a member of the Executive Committee†.



Ian Cheshire
Chief Executive, B&Q
Appointed Executive Director in June 2000 and Chief Executive, B&Q in June 2005. He was appointed Chief Executive International and Development in September 2002, Chief Executive of e-Kingfisher in May 2000 and was Group Director of Strategy & Development. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears plc where he was Group Commercial Director. He is also a Non-Executive Director of Bradford & Bingley plc. Age 46.

Was a member of the Finance and Social Responsibility Committees, now a member of the Executive Committee†.

Senior management



Philippe Tible
Chief Executive, Castorama France
Joined Castorama as Chief Executive in February 2003. He began his career at the hypermarket group Euromarché before joining Leroy Merlin where he was Operations Director for France and later Managing Director for Asia. He was also Asia Pacific Director of furniture group Conforama, part of Pinault Printemps Redoute. Age 54.



Patrick Langlade
Chief Executive, Brico Dépôt
Head of Brico Dépôt since January 1995. He joined Castorama in 1984 as a store manager, then became regional director in 1987. He started his commercial career in 1967 with Thomson/CSF, then joined Citroën. Age 58.



George Adams
Chief Executive, UK Trade
George Adams is Chief Executive of Kingfisher's UK Trade Division, which comprises Screwfix Direct and Trade Depot. Previously he held several senior commercial roles including Group Commercial Director and Commercial Director of B&Q UK. He was previously a director of Woolworths which he joined in 1992. Age 49.



Paul Worthington
Group Commercial Director
Group Commercial Director since September 2005 and has responsibility for Kingfisher's Strategic Supplier Management programme and private label development. He has worked for Kingfisher companies since 1998, at Woolworths, e-Kingfisher and B&Q. Prior to Kingfisher, he worked for Nationwide Building Society. Age 43.



Terry Hartwell
Group Property Director
Responsible for all Group property matters and also a Director of B&Q and a member of the Pension Trustee Board. He has over 25 years experience in commercial property development. Joined the Group in 1981. Age 49.



Ian Harding
Group Communications Director
Responsible for investor relations, media relations and internal communications. He has worked for Kingfisher for nine years including senior financial roles at operating company and Group level before his current role. He spent eight years with PricewaterhouseCoopers LLP before joining Kingfisher. Age 41.



John Nelson*
Deputy Chairman and Senior Independent Director
Appointed Non-Executive Deputy Chairman in January 2002. He is Chairman of UK property group Hammerson plc and a Non-Executive Director of BT Group plc. He retired as Chairman of Credit Suisse First Boston Europe in 2002 and was formerly Vice Chairman of Lazard Brothers and Non-Executive Director of Woolwich plc. Age 58.

Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees.



Phil Bentley*
Appointed to the Board in October 2002. He is also Managing Director, Europe and Group Finance Director of Centrica plc and was formerly Finance Director for Guinness-UDV and Group Treasurer, Diageo plc. He previously spent 15 years in international finance roles at BP plc. Age 47.

Chairman of the Audit Committee and a member of the Nomination Committee.



Hartmut Krämer*
Appointed to the Board in November 2002 having been CEO of the retail clothing group, Peek & Cloppenburg, and subsequently of Groupe Redcats, the home shopping division of Pinault-Printemps-Redoute. He is also a Non-Executive Director of Herlitz AG, Toupargel-Agrigel S.A. and Alfesca Ltd. Age 59.

Member of the Nomination Committee.



Margaret Salmon*
Appointed to the Board in September 1997. She is Chair of the Sector Skills Development Agency. She is also a Non-Executive Director of Alliance and Leicester plc. Age 58.

Was Chairman of the Social Responsibility Committee† and is a member of the Audit, Nomination and Remuneration Committees.



Michael Hepher*
Appointed to the Board in September 1997. He is Non-Executive Chairman of Cardpoint plc and is a Non-Executive Director of Catlin Group Ltd and Canada Life (U.K.) Ltd. His former roles include Chairman and Chief Executive of Charterhouse plc, Group Managing Director of BT plc and Non-Executive Director of Diageo plc and Lloyds Bank plc. Age 62.

Member of the Audit, Nomination and Remuneration Committees.

* Non-Executive Director

† The Finance Committee and Social Responsibility Committee were disbanded on 28 January 2006 and their functions were assumed by the Executive Committee on 29 January 2006.



Tony Williams
Group Human Resources Director
Joined Kingfisher in June 2005. He spent his early career in GEC and News International before joining W H Smith Retail as Human Resources Director in 1994. Prior to joining Kingfisher he was Group Human Resources Director of Carlton Communications plc. Age 48.



Helen Jones
Director of Governance and Corporate Services
Responsible for company secretarial, legal and legislative affairs, corporate governance matters and Group corporate social responsibility. She is also a member of the Pension Trustee Board. She has spent 19 years at Kingfisher. Age 50.



Steve Gilman
Chief Executive, B&Q Asia
Steve Gilman is Chief Executive of B&Q Asia. He is currently responsible for B&Q China, B&Q Taiwan, B&Q Home South Korea and Koçtaş Turkey and is a Director of B&Q UK. Prior to his current role, he was International Director at B&Q UK. He has 27 years service with B&Q and Kingfisher. Age 49.



Jean-Louis Falet
Chief Executive, Castorama Italy
Jean Louis Falet is Chief Executive of Castorama Italy. After 10 years in food retail in France, he joined the Castorama Group in November 1976 where he was successively store manager and regional director. He has been the Chief Executive of Castorama Italy since September 1993. Age 59.



David Wei
President, B&Q China
David Wei has been the President of B&Q China since June 2002. He joined B&Q China in 2000 as Chief Financial Officer. Prior to this he was Head of Investment Banking at Orient Securities, and worked for Coopers & Lybrand in Shanghai and London. Age 36.



Claude Acquart
Chief Executive, Castorama Poland
Claude Acquart has been head of Castorama Poland since he established the business in 1994. He joined Castorama France in 1978 and was store manager at Montpellier Lattes in France for 10 years. Age 57.

The Directors are pleased to present their report for the financial year ended 28 January 2006.

Principal activities and developments in the year
Kingfisher is an international home improvement business operating in markets that fit strategic criteria of attractive scale, structure and economics. Operating principally through its main retail brands B&Q, Castorama and Brico Dépôt, Kingfisher operates in 11 countries across Europe and Asia and is market leader in six countries. This gives the Group an excellent platform for growth in all of its markets. In addition, the Group has property interests in the countries in which it operates, which are primarily managed through the relevant retail business.

In June 2005, Kingfisher completed the acquisition of the OBI business in China, comprising 13 stores. The first B&Q store in Seoul, South Korea, opened in June 2005. The first Russian Castorama store opened in Samara in February 2006. The Screwfix Trade Counters concept was a new development in the UK during the year. Seven sites are currently open and an additional 15 are expected to open during the 2006/07 financial year. The trial of Trade Depot, the new format focused on UK trade customers, opened its first two branches towards the end of 2005. A further three branches are planned to be opened during 2006/07. Kingfisher also announced in September 2005 the closure of 22 B&Q stores in the UK and the reduction in size, over the next two years, of around 17 stores.

Results and dividends
The profit before taxation of the Group amounted to £231.8m (2005: £647.7m) with a profit after taxation of £139.0m (2005: £446.5m).

During the year, the market value of the Group's land and buildings increased to £2,984.9m; £560.6m above their net carrying amount. The market value of the Group's investment properties increased to £20.2m; £4.9m above their net carrying amount.

Kingfisher paid an interim dividend of 3.85p (2005: 3.85p) per ordinary share amounting to £89.5m (2005: £89.9m) on 11 November 2005. The Directors recommend a final dividend of 6.8p (2005: 6.8p) per ordinary share amounting to £160.0m (2005: £159.7m) to be paid on 2 June 2006 to those shareholders whose names are on the Register of Members at the close of business on 7 April 2006, making a total for the year of 10.65p (2005: 10.65p) per ordinary share amounting to £249.5m (2005: £249.6m).

A dividend reinvestment plan (DRIP) was introduced in June 2005 to replace the scrip dividend. The DRIP is available to all shareholders who would prefer to invest their dividends in the shares of the Company. Details of the DRIP and an application form are available from the Company's Registrars.

Directors
Details of the Directors of the Company are shown on pages 26 and 27.

Retirement of Chairman and appointment of successor
Sir Francis Mackay has indicated that he intends to retire from the Board at the conclusion of this year's Annual General Meeting ('AGM'). Peter Jackson was appointed to the Board on 3 January 2006 and will take over as Chairman with effect from this year's AGM on 24 May 2006. As Peter Jackson's appointment was made after the last AGM he will retire in accordance with the Company's Articles of Association and a resolution for his election will be proposed. As a Non-Executive Director he does not have a service contract with the Company.

Re-election of Directors
The Articles of Association require one third of the Directors who are subject to retirement by rotation to retire and submit themselves for re-election at the AGM each year and, in any event, at least once every three years. The names of Directors submitting themselves for re-election in 2006 are shown below. Further details of relevant experience can be found in the Notice of Meeting.

Ian Cheshire, Hartmut Krämer and Duncan Tatton-Brown retire by rotation and are offering themselves for re-election.

As a Non-Executive Director, Hartmut Krämer does not have a service contract with the Company.

Directors' interests
The Directors who held office at 28 January 2006 had the following interests, all of which were beneficial, in the shares of the Company:

Shares	Ordinary shares 2006	Ordinary shares 2005
Phil Bentley	18,097	18,097
Ian Cheshire	16,860	3,426
Michael Hepher	1,599	1,599
Peter Jackson	60,000	–
Hartmut Krämer	–	–
Francis Mackay	262,602	190,977
Gerry Murphy	242,167	145,714
John Nelson	43,750	43,750
Margaret Salmon	3,816	3,816
Duncan Tatton-Brown	31,117	6,036

The Directors' interests in options over shares of the Company as at 28 January 2006 are shown within the Remuneration Report on pages 41 to 43.

As they are potential beneficiaries of the Kingfisher Employee Share Ownership Plan Trust, the Executive Directors were also technically interested in 24,469,128 shares at the year end.

No Director has any interest in any shares or loan stock of any other Group company, other than a small number of shares held by certain Directors in French subsidiaries of the Company as a result of the French company law requirement that directors hold 'qualifying' shares.

On 20 March 2006 the number of shares in the Kingfisher Share Ownership Plan Trust in which the Directors were technically interested was 24,438,904, other than this change, since the year end there have been no changes to the Directors' interests in the shares of the Company.

Deeds of indemnity
As at the date of this report, indemnities are in force under which the Company has agreed to indemnify the Directors, to the extent permitted by law and the Company's Articles of Association, in respect of all losses arising out of, or in connection with, the execution of their powers, duties and responsibilities, as Directors of the Company or any of its subsidiaries.

Going concern

The Directors confirm that, after making enquiries, they have a reasonable expectation that Kingfisher has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing these accounts.

Employee involvement

The Board continues to emphasise high standards of customer care and service in each operating company. The commitment of employees to this principle is crucial, and each operating company has developed channels of communication to help people to expand their knowledge of, and involvement with, Kingfisher.

These channels include attitude surveys, briefing groups, internal magazines and newsletters that report on business performance and objectives, community involvement and other issues. Kingfisher's intranet systems are also used to communicate results announcements to employees throughout the Group and to distribute information about other important business developments.

Directors and senior management regularly visit stores and discuss with employees matters of current interest and concern.

To supplement our existing communication vehicles within each business, the Kingfisher European Forum was established in 2003. The Forum provides information and consultation with employee representatives from Kingfisher's businesses in EU countries on specified trans-national business issues affecting those countries.

The use of in-house and specialist training programmes as well as links with the educational sector which provide further methods of learning reinforce Kingfisher's commitment to employee involvement and development. Employees are also represented on the trustee board of Kingfisher's UK pension arrangements.

All UK employees are entitled to participate in Kingfisher's long-standing Employee Savings-Related Share Option Scheme (ShareSave), regardless of numbers of hours worked, provided they meet certain service conditions. In addition, save as you earn plans operate in other countries along similar lines to the UK scheme, but take account of different tax and legal requirements in each country.

Respect for the diversity of people

Kingfisher is committed to treating both its employees and customers with dignity and respect, and to valuing the differences people bring to the business. Kingfisher strives to create an environment that respects, welcomes and enables our staff to reach their full potential for the benefit of the Company and themselves.

It is Kingfisher's policy to:

- Ensure that there is no discrimination in employment on grounds of race, gender, age, or disability, marital status, sexual orientation, religious belief or any other unlawful reason.
- Implement measures in stores in order to provide a level of customer service for disabled people equivalent to those offered to able-bodied people.
- Maintain a mechanism which customers and staff can use to give feedback on our performance and ensure that all customer comments are analysed, responded to and acted upon as appropriate.

Kingfisher and its businesses apply employment policies that are fair and equitable and which are designed to ensure that entry into and progression within the Group is determined solely on application of job criteria, aptitude, skills, experience and ability. Progression continues to be made in areas such as training, flexible working, employment of older and disabled people, ensuring where possible that our employees reflect the ethnic diversity of the communities in which we operate.

Charitable donations and corporate social responsibility

Kingfisher and its subsidiaries made contributions to charity/community projects worth an estimated £1.4m in the financial year ended 28 January 2006 – equivalent to 0.6% of pre-tax profits. This included cash donations (£0.4m) and gifts-in-kind (£0.9m). Support was also given by the donation of time by employees. Around £0.3m of the cash donations helped communities in the UK. £0.1m of the cash donations were given to organisations either based in the UK or overseas that benefit communities outside the UK.

Kingfisher continues to make progress in reducing the environmental and social impacts of its operations, products and services through its social responsibility management system 'Steps to Responsible Growth'. Further details can be found in the Social Responsibility overview on pages 14 and 15. Additional information can be obtained from the Kingfisher 2005 Social Responsibility Summary Report and website www.kingfisher.com/SR.

Supplier payment policy

The Company does not impose standard payment terms on its suppliers but agrees specific terms with each of them, and then pays in accordance with those terms. The Company is a holding company and therefore has no trade creditors.

Purchase of own shares

At the AGM on 27 May 2005 shareholders approved a resolution for the Company to make purchases of its own shares to a maximum number of 234,830,336 ordinary shares. This resolution remains valid until the conclusion of this year's AGM. As at 28 January 2006 the Directors had not used this authority. It is Kingfisher's present intention to cancel any shares acquired under such authority, unless purchased to satisfy outstanding awards under employee share incentive plans.

Major shareholders

As at 20 March 2006, the Company had been notified of the following major interests (as defined in Sections 198 to 208 of the Companies Act 1985) in the Company's shares:

Company	Number of shares held	Percentage of issued share capital held
Artisan Partners Limited Partnership	102,276,888	4.35%
Barclays PLC	89,828,204	3.82%
The Capital Group Companies, Inc.	309,186,900	13.14%
Legal & General Investment Management	86,460,905	3.67%
MFS Investment Management Limited – account The Prudential Assurance Company Limited	79,892,287	3.39%
MFS Investment Management Limited – account Prudential plc	82,064,126	3.49%

By Order of the Board
Helen Jones
Company Secretary
20 March 2006

Directors' responsibility statement

The following statement is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and the auditors in relation to the financial statements.

The Directors are required by company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit for the year to that date. In preparing the financial statements the Directors are required to:

- Ensure that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985;
- Take such steps as are reasonably open to them to safeguard the assets of the Company and Group and to prevent and detect fraud and other irregularities;
- Apply suitable accounting policies in a consistent manner and supported by reasonable and prudent judgements and estimates where necessary;
- Comply with applicable accounting standards (except where any departures from this requirement are explained in the notes to the financial statements); and
- Ensure the maintenance and integrity of the Company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Combined Code statement

Kingfisher is committed to maintaining the highest standards of corporate governance. The Board endorses the principles set out in the Combined Code and during the year ended 28 January 2006 the Company has complied in full with the requirements of the Code with the exception that the Chairman has not formally held meetings with the Non-Executive Directors collectively in the absence of the Executive Directors, although one informal meeting of the Non-Executive Directors, without the Chairman, has been held. However, in addition to the usual opportunities that the Chairman and the Non-Executive Directors have for contact and discussion, the Board has decided to hold such meetings at least annually in future.

Board of Directors

The role of the Board is to determine the Group's strategy and provide vision and entrepreneurial leadership. It oversees management's implementation of the strategy and acts as a sounding board for senior executives. It also provides a critical overview of strategic risks and monitors the adequacy of the Group's control environment.

The matters which are reserved to the Board and the authorities delegated to management are contained within the Matters Reserved for the Board (available at www.kingfisher.com) as well as within various policies covering such matters as treasury management, capital expenditure approvals, legal matters and internal audit.

These policies and the system of internal controls are also supported by Kingfisher's Code of Conduct. This was updated and re-issued during the year. The Code of Conduct is available to all employees in French and English and, to the extent possible, forms part of the employees' contract of employment.

For 11 months of the year, Kingfisher's Board comprised the Chairman, the Deputy Chairman, five other independent Non-Executive Directors, the Group Chief Executive and two other Executive Directors. Peter Jackson was appointed as a Non-Executive Director on 3 January 2006. He will take over as Chairman at the conclusion of the AGM in May 2006 when Sir Francis Mackay retires. On appointment he was independent in accordance with the Combined Code.

Having regard to the Combined Code and the output from the Board evaluation process, the Board believes all the Non-Executive Directors to be independent.

There is a clear and documented division of responsibilities between the Chairman and the Group Chief Executive, which can be obtained at www.kingfisher.com. The Senior Independent Director is John Nelson.

All Directors are provided with, and have full and timely access to, information that enables them to make informed decisions on corporate and business issues, including operational and financial performance, risk management and business plans. In particular, the Board receives monthly information on the performance and results of the Group and the individual operating businesses. The Executive Directors receive information on sales and margin for the Group and the individual businesses on a weekly basis and, for the major businesses, sales on a daily basis.

In addition to the schedule of matters reserved for itself, the Board has delegated certain matters to a number of standing Committees with defined Terms of Reference, which are published on the Company's website at www.kingfisher.com. The Board members' length of service and their Committee membership is shown in the following table:

Name	Length of service	Age	Board Committee membership
Francis Mackay	4 years and 6 months	61	Nomination (Chairman)
Phil Bentley	3 years and 5 months	47	Audit (Chairman), Nomination
Ian Cheshire	5 years and 10 months	46	Social Responsibility[2], Executive[2]
Michael Hepher	8 years and 7 months	62	Audit, Remuneration, Nomination
Peter Jackson	3 months	59	Nomination
Hartmut Krämer	3 years and 4 months	59	Nomination
Gerry Murphy	3 years and 2 months	50	Nomination, Social Responsibility[2] Finance[2], Executive[2], Disclosure[1]
John Nelson	4 years and 2 months	58	Remuneration (Chairman), Audit, Nomination
Margaret Salmon	8 years and 7 months	58	Audit, Remuneration, Nomination, Social Responsibility[2] (Chairman)
Duncan Tatton-Brown	2 years and 2 months	41	Finance[2], Executive[2], Disclosure[1]

1 In July, following the introduction of the revised Listing Rules, the Disclosure Committee was created comprising Gerry Murphy, Duncan Tatton-Brown and Helen Jones (the Company Secretary).

2 Since the year end the responsibilities of the Finance Committee and the Social Responsibility Committee have been incorporated into the Terms of Reference of the Executive Committee. This Committee comprises the Executive Directors and is routinely attended by senior managers. Its Terms of Reference can be found at www.kingfisher.com.

The Directors' biographies, which can be found on pages 26 and 27, illustrate the Directors' range of experience, which is intended to provide an effective Board to lead and control Kingfisher. Non-Executive Directors are appointed for an initial term of three years.

On appointment, each Director receives a tailored induction programme which includes:

- Store visits;
- Meetings with management of the operating businesses; and
- External training courses at the Company's expense, if required.

Peter Jackson's induction programme includes spending time with the managements of B&Q UK, Castorama France and Brico Dépôt and visiting a number of their and competitors' stores. Visits to Poland and China are scheduled for later this year as are meetings with investors.

External training at the Company's expense is available on an ongoing basis and the Board visits and meets with a number of operating companies and their management teams each year.

In addition, ad hoc update training is provided on appropriate matters and in 2005 this included a presentation and discussion on the new Listing Rules and the impact of the Market Abuse and Prospectus Directives.

The Board regards independent performance evaluation as an important part of monitoring and improving its effectiveness. The Board has recently completed another review, which was conducted by Independent Audit Limited. Independent Audit also reviewed the Audit, Nomination and Remuneration Committees in relation to their Terms of Reference and Combined Code requirements. A number of recommendations have been made to improve the efficiency and effectiveness of the Board. Sir Francis Mackay has asked Peter Jackson, as Chairman-designate, to assume responsibility for taking this work forward with the Board as an important part of his preparation for becoming Chairman in May 2006.

The results of the Board evaluation will also be used by the Chairman and Peter Jackson for assessing the individual performance of Directors and will inform the Nomination Committee's assessment of the skills required by any new Non-Executive Directors.

The attendance record of individual Directors at Board and Committee meetings is detailed below.

	Board meetings		Committee meetings				
	Normal	Strategy	Audit	Remuneration	Nomination	Finance	Disclosure
Number of meetings in year							
Francis Mackay	9	2	5	7	5	–	–
Gerry Murphy	9	2	5	7	5	12	3
John Nelson	9	2	5	7	5	–	–
Phil Bentley	8	1	5	4	5	–	–
Ian Cheshire	9	2	1	–	–	5	–
Michael Hepher	8	2	5	7	5	–	–
Peter Jackson[1]	1	n/a	–	–	–	–	–
Hartmut Krämer	9	2	–	1	5	–	–
Margaret Salmon[2]	9	2	2	7	5	–	–
Duncan Tatton-Brown	9	2	5	2	–	11	3

[1] Appointed to the Board on 3 January 2006.
[2] Appointed to the Audit Committee on 9 September 2005.

Details of the Audit and Nomination Committees are provided in the individual reports of those Committees on page 45. The details of the Remuneration Committee are in the Remuneration Report on pages 36 to 44; the details of the remaining two Committees are:

- Social Responsibility Committee – comprised Margaret Salmon (Chairman) plus the Group Chief Executive, Ian Cheshire and representatives of the operating companies. This Committee was responsible for developing a general policy for the Group and overseeing the activities of the operating companies relating to environmental, community and equal opportunities matters. The Board Director with overall responsibility for environmental matters remains the Group Chief Executive. No formal meetings of the Committee were held during the year; however CSR issues were discussed with senior management across the year at meetings of the senior management team.
- Finance Committee – comprised the Group Chief Executive, the Group Finance Director and any one other Director, with a quorum of two Directors, one of which had to be either the Group Chief Executive or the Group Finance Director. The Committee was responsible for the treasury operations of the Group, the approval and authorisation of financing documents and signature authorities on bank accounts, within its terms of reference and the authority limits laid down by the Board. It reviewed borrowing arrangements and other financial transactions. It also allotted new shares in the Company to Kingfisher employees following the exercise of share options.

With effect from 29 January 2006 the responsibilities of the Social Responsibility Committee and the Finance Committee have been taken over by the Executive Committee. This Committee formally comprises the Executive Directors of the Company. In addition, members of the senior management team attend the meetings. The reasons for the change were to:

- Introduce an effective method of ensuring the active participation of senior operational management in understanding the key issues facing Kingfisher, as a UK listed company;

- Re-emphasise to the businesses the importance the Board places on Social Responsibility and, consequently, to have the active participation of the senior management of the businesses in the debate and implementation of solutions; and
- Reduce, overall, the number of meetings senior executives need to attend.

Company Secretary
All Directors have access to, and the services of, the Company Secretary and may take independent professional advice at Kingfisher's expense.

The Company Secretary acts as secretary to all of the above Committees.

The Company Secretary is also responsible for facilitating the induction and professional development of Board members as well as ensuring good information flows within the Board, its Committees and between the Non-Executive Directors and senior management.

Relations with shareholders
Kingfisher is committed to an active dialogue with its shareholders through a planned programme of investor relations. This activity is a key component of its corporate communications programme and is headed by the Group Communications Director, Ian Harding.

Shareholders also receive Annual and Interim Reports and the Investors' section of Kingfisher's website (www.kingfisher.com/investors) includes copies of all these, all trading updates, press announcements and presentations to shareholders.

The investor relations programme included formal presentations of full year and interim results, conference calls to discuss quarterly trading statements on three other occasions during the year and regular meetings between institutional investors and senior management.

Key shareholders were contacted before the appointment of Peter Jackson and representatives of institutions holding a majority of the Company's shares were consulted on the proposals regarding the revision to the Kingfisher Incentive Scheme and the introduction of the Performance Share Plan described in the Remuneration report on pages 37 and 38 and for which shareholder approval is being sought at the AGM in May.

The Board remains of the view that there are sufficient opportunities for the necessary dialogue with shareholders and the Board. Apart from the consultation noted above, these include regular meetings between investors and management, the availability of all the Non-Executive Directors for meetings if so requested by the shareholders and a standing invitation for the Non-Executive Directors to attend any of the meetings between shareholders and management. The Senior Independent Director, John Nelson, is available to shareholders if there are concerns that cannot be resolved through normal channels of communication.

The Board received regular reports concerning institutional shareholder meetings and their issues and concerns.

This process and reporting allows the Directors to develop the necessary understanding of the views of the shareholders and also enables the Board to judge whether the investors have a sufficient understanding of the Company's objectives.

Both institutional and private shareholders are welcome at the AGM, which includes a short presentation on the business. The AGM also provides an opportunity for shareholders to discuss with Executive and Non-Executive Directors any issues they have concerning the Company and its activities.

Auditor independence
For a number of years Kingfisher has had clear rules and authorisation processes for the instruction of the auditors for non-audit work; this was reviewed and updated during the year and details can be found at www.kingfisher.com. The auditors are precluded from engaging in non-audit services that would compromise their independence or violate any laws or regulations affecting their appointment as auditors. Approval of the Chairman of the Audit Committee is required prior to awarding contracts for non-audit services to the external auditors in excess of a specified amount. The external auditors report to the Audit Committee annually on their independence from the Company. Periodic rotation of key partners is also required.

Accountability, risk management and internal control
Internal control
The Board considers risk assessment, identification of mitigating actions and internal control to be fundamental to achieving Kingfisher's strategic corporate objectives within an acceptable risk/reward profile.

This system of internal control is:

- The Board's overall responsibility;
- Regularly, and at least annually, reviewed for its effectiveness by both the Board and the Audit Committee;
- In compliance with the Turnbull guidance; and
- Supported by Kingfisher's policies in such areas as Code of Conduct, legal and secretarial, finance and treasury.

However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The key elements of this process are summarised below:

The Board, which:

- Has approved a set of policies, procedures and frameworks for effective internal control. These include the provision of quality internal and external reporting and compliance with applicable laws and regulations. They are periodically reviewed and updated;
- Regularly reviews and updates the Group's strategy and those of its operating companies;
- Reviews and assesses Kingfisher's key risks at least annually; reviews performance through a comprehensive system of reporting, based on an annual budget with monthly business reviews against actual results, analysis of variances, key performance indicators and regular forecasting;
- Has well defined policies governing appraisal and approval of capital expenditure and treasury operations;
- Seeks assurance that effective control is being maintained through regular reports from the Audit Committee and various independent monitoring functions.

The Audit Committee which, in respect of the Group:

- Monitors the integrity of the financial statements and any formal announcements relating to financial performance;
- Reviews internal financial controls and systems, and other internal control and risk management systems including reports from Internal Audit on material control weaknesses;
- Reviews the Group's Top Ten risks;
- Monitors and reviews the effectiveness of the internal audit function and the function's workplans;
- Considers and reviews the reports from the external auditors on the principal reporting issues faced by the Group.

The Executive Committee which, in respect of the Group:

- Reviews and makes recommendations to the Board, where appropriate, regarding:
  - The strategic and business plans of the businesses and the strategic choices of the Group;
  - The annual budget and capital expenditure proposals for the Group;
  - Management Development and senior executive succession plans.
- Oversees and reviews the Group's CSR programme and operating companies' individual progress; with the Group Chief Executive reporting to the Board at least annually on issues, progress and recommendations for change.
- Approves or, where appropriate, recommends to the Board any acquisitions or disposals of companies, businesses or significant assets;
- Reviews periodically as necessary the communications messages to the investor and City community for effectiveness and relevance. Ensures any issues regarding strategy and performance that the investor and City community are communicating are fully understood, that these are communicated appropriately to the Board and actions are taken to address any legitimate concerns;
- Oversees the work of the Treasury Committee and reviews and approves on behalf of the Board any significant or unusual treasury transactions within the limits set out in the Treasury Policy and exercises all powers of execution and delivery of the Board in relation to the approval and authorisation for signature of financing documents within the Committee's Terms of Reference and authority limits; and
- Allots new shares in the Company to employees following the exercise of share options in schemes approved by the Board.

The business head of each operating company/business area who:

- Ensures there is an adequately resourced and appropriately skilled internal audit and risk management function for their operating business;
- Maintains systems that continually identify and evaluate significant risks resulting from their strategies and that apply to their areas of the business;
- Reviews and monitors the effectiveness of internal control systems through an operating company audit committee and reports from internal and external audit functions;
- Has responsibility for identification and evaluation of significant risks to their business area, together with the design of mitigating controls;
- Has responsibility for and ensures the effective functioning of their operating company audit committee;
- Self-certifies that internal control processes are in place and that they comply with Group policies;
- Supported by their operating company audit committee, reports on any control weaknesses or breakdowns that could be material to the Group.

The Internal Audit and Risk Management function which:

- Works with the operating companies to develop, improve and embed risk management tools and processes into their business operations;
- Oversees the operation of the individual operating businesses' audit committees;
- Ensures that business risks are identified, managed and regularly reviewed at all levels of the Group and that Directors are periodically appraised of the key risks in accordance with the Turnbull guidance;
- Provides the Board with objective assurance on the control environment across the Group;
- Ensures that the operating companies have appropriate organisation and processes to carry out regular and effective reviews of their internal controls;
- Monitors adherence to the Group's key policies and principles;
- Provides the Group Audit Committee with necessary assurances on the control environment.

Whilst management at each operating business has responsibility for the identification and evaluation of significant risks applicable to their business and any mitigating actions to be taken, Group executive management reviews, identifies and evaluates the risks which are significant at a Group level as well as the mitigating actions against those risks. These are then considered by the Board after review by the Audit Committee. The type of risks identified include strategic risk, external factors (such as the competitive environment and regulations), change management programmes, health and safety, retention of key management and macro market risks. The Internal Audit plans are designed to address the controls and actions in relation to each business's significant identified risks. Where appropriate the risk management process will include the use of insurance.

The Directors confirm they have reviewed the effectiveness of this system of internal control, that any necessary action has been or is being taken to remedy any significant failings or weaknesses identified from the review and that it accords with the guidance of the Turnbull Committee on internal control.

Social, environmental and ethical

The Executive Committee oversees the social, environment and ethical (SEE) matters and reports to the Board through the Group Chief Executive. The Board recognises the importance of SEE matters and considers them on a regular basis. The Board receives timely and regular information concerning any risks that may be posed regarding such matters from the Group Chief Executive and the Executive Committee, whose role and responsibilities are outlined above and whose Terms of Reference can be obtained at www.kingfisher.com.

Consideration of the key SEE issues for the Group is embedded into the Group's strategic risk management framework and these issues and the associated relevant behaviours are regarded by the Board as fundamental to the operation of the Group. The significant areas are also covered by Kingfisher's Code of Conduct for employees, non compliance with which is a disciplinary issue. This, with the oversight exercised by the Executive Committee, results in the Board's view that it is not appropriate to remunerate specifically for SEE behaviours or targets.

The progress and issues considered during the year are highlighted in the Social Responsibility section on pages 14 and 15. There is also a dedicated section of the Kingfisher website relating to the issues, measures and progress of each of the operating companies.

By Order of the Board
Helen Jones
Company Secretary

20 March 2006

This report to shareholders provides information on the remuneration and share interests of all Kingfisher Group Directors, and the criteria by which that remuneration has been determined. It has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 and the applicable Listing Rules.

The Remuneration Committee

The Remuneration Committee is responsible for the broad policy on senior executives' pay and remuneration. It sets the actual levels of all elements of the remuneration of all Executive Directors of the Company and for the Chief Executives of B&Q UK, Castorama France and Brico Dépôt. The Committee also oversees the administration of Kingfisher's employee share schemes and determines the level of fees for the Chairman of the Board. The Committee's Terms of Reference are available at www.kingfisher.com.

The Committee aims to ensure that senior executives (including Executive Directors of the Company) are rewarded for their contribution to Kingfisher and are motivated to enhance returns to shareholders. It advises the Board on the remuneration framework and policy for such senior executives and, once formally endorsed by the full Board, it applies the policy.

The Committee is chaired by John Nelson and comprises a further two independent Non-Executive Directors, Michael Hepher and Margaret Salmon; all three of whom have been members for at least two years. The Chairman of the Board and the Group Chief Executive are invited to attend meetings of the Committee but not when their own arrangements are considered.

The Committee consults with shareholders to ensure their views are understood and taken into account in the work of the Committee, particularly in relation to changes in Kingfisher employee share scheme arrangements, such as those that are proposed currently, and wider trends in UK remuneration issues.

The Committee met seven times during the year. Much of the Committee's work over the past year has concerned the proposed changes to the Kingfisher Incentive Scheme (KIS) arrangements for senior executives and Executive Directors, as described in more detail later in this report, and overseeing the required pension scheme changes as a result of the tax changes announced two years ago, to ensure that the costs of any changes were cash neutral to the Company.

Advice

During the year the Committee sought the advice of Kingfisher's Group Director of Human Resources, Tony Stanworth, until his retirement in June 2005 and then his successor, Tony Williams, and was supported by the Company Secretary, Helen Jones. The Committee has also appointed the following external advisors:

- New Bridge Street Consultants LLP (NBSC) provides advice on the ongoing operation of employee and executive share plans together with advice on executive remuneration;
- Allen & Overy LLP provides legal advice to the Committee on contracts and for other employment and remuneration issues in relation to Executive Directors and senior executives. Allen & Overy LLP does not advise the Company separately on any legal matters.

NBSC currently also provides advice to the Company on the technical aspects of the operation of the shares element in the KIS as well as the ShareSave and Executive option schemes.

Additionally, Towers Perrin is requested by the Company to provide advice periodically on market positioning of remuneration for executives (and Non-Executive Director fee levels) in the UK and overseas.

Information subject to audit

The following sections, on pages 40 to 43, of the Remuneration report are audited:

- 'Components of Executive Directors' Remuneration – Annual bonus and long term incentives' – the summary of performance criteria upon which the award or exercise of share options are conditional;
- 'Executive Directors' remuneration table' and notes;
- 'Savings-related share option scheme';
- 'KIS Share Awards';
- 'Closed Incentive plans' – except for compliance with guidelines on dilution limits;
- 'Directors pension benefits'; and
- 'Non-Executive Directors' remuneration table' and notes.

Remuneration policy for Executive Directors

The Committee intends that Executive Director remuneration, both in terms of base salary and total remuneration, should be competitive by reference to the individual experience of the executive concerned, the role fulfilled, internal relativities and the markets in which the Company competes. This is designed to promote business success through the recruitment, retention and motivation of the highest quality executives. This policy is consistently applied across the Group for the remuneration of the Executive Directors and senior executives.

Components of Executive Directors' remuneration

Salaries and benefits

Salaries are reviewed annually in August, taking into account criteria such as market conditions affecting executive remuneration, affordability, the level of increases awarded to staff generally and the individual's contribution. In addition, the Company provides a range of additional benefits, including life and medical insurances, membership of a Company pension scheme, subsidised staff canteen, staff discount card, 30 working days holiday per year and a company car or cash allowance.

With effect from 1 August 2005, Gerry Murphy, Ian Cheshire and Duncan Tatton-Brown were awarded base salary increases of 2.3%, 25.0% and 21.2% per annum respectively. During the year Ian Cheshire became the Chief Executive of B&Q, Kingfisher's largest business, and Duncan Tatton-Brown, having been Group Finance Director for one year, took on additional responsibilities during his second year. These increases were, therefore, reflective of changed responsibilities, size of role and the market for each role. The increase for Gerry Murphy reflected general inflation.

A similar market-driven approach was taken with other salary increases awarded to management, administrative staff and store staff in the UK. Overall the increases for the management, administrative and store staff averaged just over 3%, with awards ranging from 3%-6.2%. Increases in France averaged around 3%, with the range being 2%-5.5%.

Year on year the total base salary bill for Executive Directors fell, in absolute terms, from £1,695,000 to £1,642,400 (3.1%) and increased by £147,400 in total (from £1,495,000) when comparing the salaries of the same roles. The total costs including benefits and cash bonuses fell, in absolute terms, from £2,687,100 to £2,133,500 (20.6%) and from £2,313,300 to £2,133,500 (7.8%) when comparing the same roles.

The current base salaries of the Executive Directors are:

Gerry Murphy	£885,000
Ian Cheshire	£425,000
Duncan Tatton-Brown	£400,000

The following fees for acting as Non-Executive Directors of companies not part of the Kingfisher Group were earned and retained by the individual:

Gerry Murphy	£36,161
Ian Cheshire	£42,000
Duncan Tatton-Brown	£20,497

Annual bonus and long-term incentives

The KIS comprises the Kingfisher Annual Cash Incentive Scheme 2003 (KIS Cash scheme) and the Kingfisher Incentive Share Scheme 2003 (KIS Shares scheme). Under these arrangements, senior executives may receive a performance-related cash bonus under the KIS Cash scheme. This is matched by a contingent share award under the KIS Shares scheme equal in value at the time of the award to the cash bonus. The contingent share award must be held for three years before it vests, with the shares being subject to forfeiture should the executive leave Kingfisher during the three-year deferral period as a result of voluntary resignation or dismissal for cause.

The number of shares conditionally awarded may be increased by up to 40% (multiplier award) depending on the relative Total Shareholder Return (TSR) performance of the Company against the constituents of the FTSE 100 over the three-year period following the year for which the bonus was earned. At above median performance, 10% of these shares will vest, increasing on a straight line basis to 40% at above upper quartile performance. In addition, the Committee must also be satisfied that the TSR performance is reflective of underlying performance for such awards to vest. TSR was selected as the most appropriate measure as it is robust, aligns executives' interests with those of shareholders and is generally favoured by the Company's major shareholders. The FTSE 100 was chosen as the comparator group because there is a general lack of directly quoted home improvement businesses against which to compare the Company's TSR specifically and because major shareholders, when consulted previously, indicated their preference for the chosen comparator group. NBSC independently carries out the relevant TSR calculations for the Committee.

Awards under the existing KIS result in up to approximately 63% of Executive Directors' annual remuneration opportunity (excluding pensions) being performance-related and, under the proposed new remuneration arrangements, will be approximately 70%; an approach that is appropriate for Kingfisher as a dynamic international retailer.

Substantial awards under the KIS Cash scheme and the KIS Shares scheme are only payable to executives on achievement of demanding performance targets as agreed with the Committee at the beginning of each year, based on Kingfisher's strategic and financial planning process and the economic and competitive environment in which the Company and its principal businesses operate. Assuming target performance is fully achieved, each component is valued at 60% of base salary for Executive Directors, giving a combined value equivalent to 120% of salary. In years when Kingfisher achieves performance significantly in excess of target this combined value can increase to 165%. The Committee has discretion to adjust awards (up or down) where it concludes that a particular individual's contribution warrants a different level of award (but subject to the maximum combined level, before the operation of the multiplier explained below, of 165% of base salary).

If an executive does not work for Kingfisher throughout the whole of the financial year, the Committee has the discretion to determine the appropriate level of payment under the KIS Cash scheme for that year.

Where Kingfisher terminates an executive's contract without notice or without proper cause, or on retirement, then, reflecting the fact there will be no entitlement to awards under the KIS Shares scheme, the executive may receive a cash replacement of the equivalent value of the KIS Shares scheme award, pro rata for the period of the financial year he was employed, subject to the discretion of the Committee to decide the appropriate level of such bonus.

Review of the KIS

Background

With the KIS having been in operation for three years, the Committee decided to conduct a full review of the operation of the KIS in light of experience, to assess the extent to which the original objectives were being met and to consider the extent to which improvements could be made in the context of developments in remuneration practices over the period.

The key objectives of the KIS structure when it was introduced were its simplicity, resulting from rewards being primarily based on individually tailored annual bonus targets, the benefits of paying a sizeable proportion of the earned bonus in shares, and a clear and increasing alignment with shareholders' interests with a retentive effect over the three year vesting period for executives. The Committee continues to believe that these should be the guiding principles for the Company's incentive structure.

The review confirmed that, to a significant extent, the KIS continued to satisfy most of its objectives. However, while other companies also updated their arrangements and provided for a significant proportion of the annual bonus to be delivered in the form of shares, it is clear that most other companies have coupled that approach with a stand-alone performance share plan. Because the entire incentive at Kingfisher is driven from the annual bonus and there is no separate long-term incentive award, the current structure fails to provide sufficient retention incentive for executives in consecutive years when little or no bonus is earned, as can happen in a cyclical downturn.

Annual bonus and deferred bonus shares

To address this, the Committee's proposed solution is to decouple the annual bonus from the long-term incentive element by removing the 'multiplier' element from the KIS and replacing it with annual awards of performance shares in a manner which is much more consistent with general FTSE 100 practice.

The proposed new structure involves a slight shift in emphasis away from the annual bonus, although the annual bonus remains the principal element of the incentive package.

The proposal involves an increase in the expected value of the incentive package for on-target performance to bring it up to median on-target incentive levels for FTSE 100 companies. It should be noted that this will be the first increase in the expected value of the package in six years.

This proposal includes the introduction of a new Performance Share Plan (PSP) for which formal shareholder approval is being requested at the AGM in May 2006. The PSP is summarised in detail on pages 6 to 8 of the Notice of AGM.

Under the proposed structure, on-target annual bonus potential for Executive Directors will be reduced to 90% of salary (from 120% of salary) with a reduced maximum potential of 150% of salary (from 165% of salary) which will continue to be payable only against stretching performance targets (as explained further below). Up to one-third of any bonus earned will be paid as deferred shares, reduced from the current limit of 50%.

Deferred bonus shares will vest on the third anniversary of grant or earlier for a 'good leaver' (as determined by the Committee) or following a change of control. Deferred bonus shares will be forfeited by leavers if dismissed for cause or, in normal circumstances, following a voluntary resignation. For future awards of deferred bonus shares (and PSP awards), consistent with developments in best practice, awards will receive a dividend roll-up calculated on the basis of a notional purchase of shares on the ex-dividend date using that day's closing mid-market price.

At the end of the three year period, the executive can sell sufficient vested deferred bonus shares (and shares released under the PSP) to pay the tax liability arising on vesting, but no other shares can be sold until the value of his shareholding equates to the share ownership targets explained further below.

The PSP

The PSP will be a stand alone plan under which provisional awards of Performance Shares are granted each year to selected senior executives. Performance Shares will be provisionally awarded at six-monthly intervals following the publication of the annual and half yearly results. The first such award would be made following the AGM in May 2006 and the second in September 2006. In future years, awards would normally be made in March/April and September/October.

Performance Shares would normally vest three years from the award date, provided that the executive is still employed by the Group and Kingfisher's TSR performance was above median for the FTSE 100 during the three year period. No vesting would occur at or below median performance. In addition, as currently, for awards to vest, the Committee must also be satisfied that the TSR performance is reflective of underlying performance for such awards to vest.

Initially, the maximum annual Performance Shares vesting for above upper quartile performance under the plan would be worth, at grant, 125% of a participant's salary (subject to the discretion of the Committee to award a different level within the normal plan limit of 200%; although there is no current intention to exceed 125%) reducing to 31.25% vesting for just above median performance.

The Committee's view on the new structure

The Committee believes that the new incentive structure is appropriate because:

- it continues to align the interests of executives with those of shareholders through a continued emphasis on equity based incentives;
- a suitable (and unchanged) level of performance related pay continues to be available in cash;
- while the new proposals do add slightly to overall complexity, the arrangements remain relatively simple and continue to provide the necessary alignment with shareholders' interests;
- the annual award of performance shares will provide the Company with a more conventional incentive structure that will provide a better 'lock-in' of key executives;
- overall incentive potential will be market competitive in terms of quantum;
- the structure will continue to be weighted towards the achievement of stretching, individually targeted, annual bonus measures;
- the structure will be reflective of best practice in relation to exercisability on a change of control or general early leaver events and in relation to the dividend roll-up on vested shares.

The Committee also confirms that the TSR relative to the FTSE 100 remains the most appropriate performance measure for Kingfisher.

Share Ownership Guidelines

The Committee has established formal Share Ownership Guidelines which prohibit Executive Directors selling shares obtained through the plans (except to meet tax obligations) until they hold shares worth at least one times base salary (two times for the Group Chief Executive). The Committee believes that this, together with the KIS Shares scheme deferral period, will provide a longer-term retention mechanism and mean that, over time, executives will have a significant personal interest in Kingfisher shares. The Committee believes these arrangements align executives' and shareholders' interests effectively and encourage a long-term view of performance.

Shareholder approval is sought on the following proposals which form the basis of two ordinary resolutions being put to shareholders at the AGM:

- A resolution to amend the current KIS approved in 2003 by providing for the removal of the multiplier award facility and the inclusion of a provision to credit awards with an amount in shares representing the deemed reinvestment of dividends; and
- A resolution to approve the stand-alone PSP.

Key performance targets

For Kingfisher Executive Directors and senior executives at the corporate centre, the key performance targets for the annual bonus applicable to the KIS Cash scheme and the KIS Shares scheme for the financial year ended 28 January 2006 focused on:

1. Group profit after tax;
2. Group return on invested capital;
3. Total Group sales growth; and
4. Individual targets.

Ian Cheshire, having divisional responsibilities, was judged against Group profit after tax for 25% of his total bonus potential with the remaining 75% potential being assessed on the International division's total sales growth and return on invested capital as well as his personal individual targets.

For the financial year ended 28 January 2006, the bonus payments for each of the Executive Directors are set out in the table in the section Directors' Remuneration Overview on page 40.

Because none of the financial targets set at the beginning of the year were reached at the Group level, no bonus payments in respect of any financial targets were made to Gerry Murphy or Duncan Tatton-Brown. However, a relatively small proportion of their overall bonus opportunity is separately measured by reference to the achievement of specific objectives and tasks and a proportion of that element was paid, the details of which (including the value of the KIS shares) are set out in the table on page 40.

Ian Cheshire's bonus is based on the targets set at the beginning of the year in relation to his International divisional responsibilities. The details, including the value of the KIS shares, are set out on page 40.

In respect of the financial year ending 3 February 2007, the key performance targets for Gerry Murphy and Duncan Tatton-Brown are:

1. Group return on invested capital
2. Group cash generation
3. Group profit after tax; and
4. Individual targets.

For Ian Cheshire, 25% of his bonus will be on Group profit after tax with 75% being targeted in respect of B&Q UK's performance on:

1. Return on invested capital
2. Cash generation; and
3. Individual targets.

Apart from the ShareSave option Scheme, all other option and incentive arrangements have been discontinued, but awards made in previous years will vest over time, in accordance with the rules governing the various plans. The details are shown in the section entitled Executive Directors' remuneration overview on pages 40 to 41.

The Committee has been advised by NBSC that this remuneration structure is competitive but not excessive when compared with relevant external benchmarks and the Committee is satisfied that there is an appropriate balance between the different elements of pay (including the split between fixed and variable pay).

Executive Directors' service contracts

All Executive Directors and UK senior executives have service contracts terminable by no more than 12 months notice by either side, with no different arrangements applying in the event of termination following a change of control. For senior executives not employed from the UK, the same principles apply, but there are local laws and regulations which mean it is possible that, subject to length of service and reasons for termination, more than 12 months' notice has to be given. The full details of the Executive Directors' contracts are summarised below.

The contracts for Gerry Murphy, Ian Cheshire and Duncan Tatton-Brown provide that termination payments would be paid on a phased basis at a monthly rate of 15% of annual salary for a maximum of 12 months. Lower amounts are payable if the Director commences lower paid employment during the 12 month period and payments cease immediately when employment providing the same or higher value remuneration is started.

To reflect the arrangements entered into on his appointment, Gerry Murphy would, in addition, continue to receive for the same period a monthly Funded Unapproved Retirement Benefit Scheme (FURBS) pension contribution or Earnings Cap supplement at a reduced rate of 30% of his monthly salary above the Earnings Cap (see pensions paragraph below).

	Date of last contract	Notice period
Gerry Murphy	16/03/04	12 months
Ian Cheshire	16/03/04	12 months
Duncan Tatton-Brown	16/03/04	12 months

All Executive Directors' contracts terminate automatically upon reaching normal retirement age, currently 60, although this will need reviewing when the Age Discrimination Act comes into force in October 2006.

Kingfisher allows each Director (and senior executives), other than Gerry Murphy, to accept and hold one non-executive role outside the Group. Gerry Murphy's contract allows him to take two non-executive roles with the consent of the Chairman, but, in accordance with the Combined Code requirements, only one FTSE 100 directorship. To date he has only held one non-executive appointment at any one time. All appointments are subject to conflict checks.

Pension provision

Scheme details

Gerry Murphy, Ian Cheshire and Duncan Tatton-Brown joined Kingfisher after the introduction of the Earnings Cap and are members of the main funded arrangement which was available to all UK employees who joined the Group prior to 1 April 2004, the Kingfisher Pension Scheme, which provides a pension on retirement at age 60 of 1/60th of base salary up to the Earnings Cap for each year of pensionable service. In the event of death during employment, dependants would receive a pension and a lump sum from the scheme (relating to the employee's contributions during the period of membership) and life insurance equal to four times the amount of the Earnings Cap. On leaving the employment of the Group before retirement, they would become entitled to a deferred pension.

All three Executive Directors accrue benefits in Kingfisher's final salary pension scheme on earnings up to the limit of the Earnings Cap. This limit is set to fall away on 6 April 2006 ('A' day) as a result of announced tax changes but, to avoid escalation of costs, the Company has introduced a scheme Earnings Cap broadly in line with the Government set Earnings Cap.

Gerry Murphy's pension arrangements also include a contribution to a FURBS of £181,720 for the year to 28 January 2006 (which, when aggregated with the Earnings Cap supplement and detailed in note 1 to the table below, gives a total combined pension supplement of 40% of his salary above the Earnings Cap). The provision of a FURBS will be reviewed in the light of the impending changes to pension provision required by the Finance Act 2004. However the total contribution percentage will not change and the Committee's stated position, as outlined in the 2004/05 Annual

Report is, and remains, that there is no intention to increase the Company's costs of pension provision as a result of the introduction of the new regime post 'A' day.

Duncan Tatton-Brown and Ian Cheshire were already salary capped with a salary supplement paid (10%). The introduction of our Scheme Specific Earnings Cap means there are no changes proposed to their pension arrangements as a result of the tax changes being introduced to pensions.

Under the Kingfisher Pension Scheme Gerry Murphy's benefits accrue at the same rate as those for Ian Cheshire and Duncan Tatton-Brown.

Executive Directors' remuneration overview

£ thousands	Base salary	Total benefits[1]	Cash bonus	Total remuneration 2006[2]	Total remuneration 2005
Executive Directors					
Gerry Murphy[3]	875.0	166.0	55.8	**1,096.8**	1,335.1
Ian Cheshire	396.6	52.6	141.4	**590.6**	489.5
Duncan Tatton-Brown[3]	370.8	50.1	25.2	**446.1**	488.7
Total	1,642.4	268.7	222.4	**2,133.5**	2,313.3

1 Total benefits include Earnings Cap Supplements of £126,280 for Gerry Murphy, £29,163 for Ian Cheshire and £26,583 for Duncan Tatton-Brown; medical, life and permanent health insurances; and a cash allowance in lieu of a company car.
2 For the contingent shares award under the KIS Shares scheme in relation to the financial year ended 28 January 2006, see below.
3 In March 2005 after completion of last year's report, both Gerry Murphy and Duncan Tatton-Brown commuted part of their prospective cash bonus to accrue greater pension benefit. No additional liability is incurred by the Company. See page 44 for further information.

KIS share awards

Name	Contingent shares held at start of year	Number of contingent shares awarded in year – before TSR Multiplier[2]	Award price per share	Market price per share on date awarded	Number of contingent shares at end of year – before TSR Multiplier[2]	Number of contingent shares at end of year – assuming maximum TSR Multiplier[2] achieved	Vesting date[4]	Lapse date
Gerry Murphy	310,027[1]		288.5p	286.0p			28/04/07	28/10/07
		116,822[3]	286.92p	285.5p	338,270	473,577	06/04/08	06/10/08
Ian Cheshire	86,088		288.5p	286.0p			28/04/07	28/10/07
		39,685[3]	286.92p	285.5p	125,773	141,647	06/04/08	06/10/08
Duncan Tatton-Brown	44,412		288.5p	286.0p			28/04/07	28/10/07
		44,913[3]	286.92p	285.5p	89,325	107,290	06/04/08	06/10/08
Total	440,527	201,420			553,368	722,514		

1 Where the award is the subject of the TSR Multiplier, awards at the beginning of the year include the maximum shares that might vest on achieving the maximum TSR Multiplier effect. At the start of the year ended 28 January 2006 only the award to Gerry Murphy included a TSR Multiplier, of 88,579 shares.
2 Once the contingent award is made in respect of the bonus earned, the only qualifying condition to receive the award before the application of the TSR Multiplier is to be in the employment of the Company at the vesting date. To receive further shares under the application of the TSR Multiplier the TSR over the three year period following the year for which the bonus was earned must be above the median for the comparator group (FTSE 100 index). Further details of the TSR Multiplier, are described on page 38. Unlike the other Executive Directors, Gerry Murphy did not receive the normal (and final) grant of options in April 2003. Consequently his contingent share award under the KIS made in April 2004 is subject to the TSR Multiplier, details of which are described on page 38.
3 We disclosed in last year's Remuneration report that these share awards under the KIS Shares scheme would be made in early 2005, in respect of the financial year ended 29 January 2005. These share awards are structured as nominal cost options (on payment in aggregate of a maximum of £1). They will normally vest from April 2008 and will be exercisable within the period of six months starting from the vesting date.
4 As the first vesting date for any of the awards is 28 April 2007 and no Executive Director has left the Company none of the awards vested during the year.

In addition, as explained above, awards of contingent shares are due to be awarded on 10 April 2006, vesting in April 2009, to Gerry Murphy, Ian Cheshire and Duncan Tatton-Brown under the KIS Shares scheme to the value of £55,800, £141,400 and £25,200, respectively at the average mid-market price over the period 5 April to 7 April 2006. As provided under the KIS Shares scheme rules, these share awards can increase by up to 40% depending on the Company's TSR performance over the next three years. As the share awards will be made after publication of the accounts for the financial year ended 28 January 2006, the detail will be disclosed fully in next year's Annual Report.

ShareSave option scheme

A UK ShareSave Option Scheme will continue to be open to all eligible employees, including Executive Directors. As is the case with all savings-related share option schemes open to all employees, there are no performance criteria provisions.

	Number of options							
	At start of year	Granted during year	Exercised during year	Cancelled during year	At end of year	Option price (pence)	Date from which exercisable	Lapse date
Gerry Murphy	6,733	–	–	6,733	–	245.40	01/12/09	01/06/10
	–	5,324	–	–	5,324	175.60	01/12/08	01/06/09
Ian Cheshire	6,019	–	–	–	6,019	157.00	01/12/05	01/06/06
Duncan Tatton-Brown	3,861	–	–	3,861	–	245.40	01/12/07	01/06/08
		5,324	–	–	5,324	175.60	01/12/08	01/06/09
Total	16,613	10,648	–	10,594	16,667			

Share awards to Gerry Murphy – agreed in 2002 as part of his recruitment arrangements

Type of award	At start of year	Awarded during year	Market price of shares when award made	Qualifying conditions	Vesting date[4,5]	At end of year
Investment Shares	187,013[1,2]		239.17p	Part of recruitment	01/02/06	187,013
Potential Matching Shares	Between nil and 561,039[2]	–	239.17p	TSR of median to upper quartile compared to FTSE 100	01/02/06	561,039[3]
	285,960		286.0p		27/04/07	285,908
	–	Up to 301,476[6]	286.92p		06/04/08	301,476
	Up to 776,868	Up to 301,476[6]	n/a		n/a	1,078,344

1 These share-based awards were agreed as part of the terms of Gerry Murphy's recruitment as Group Chief Executive and were fully disclosed in 2003/04. In accordance with the terms of his appointment the value of the award was £360,000 as of the date of his appointment, reflecting the value of benefits foregone on leaving his previous employer to join the Group. The number of shares awarded was based on the Company's share price of 192.5p on that date (3 February 2003).

2 Awards were granted on 17 April 2003 when the share price was 239.17p (pre the seven for eight consolidation in July 2003). This and the matching shares number were erroneously shown in the table to the Remuneration Report for 2004/05 as a post consolidated number of 163,636 and 480,905 shares respectively at an equivalent value per share of 273.34p and, as with other share awards and options granted prior to the Kesa demerger with vesting post the demerger, these were not in fact consolidated.

3 No Matching Shares vest for below median performance. 561,039 is the maximum number of Matching Shares which may vest for upper quartile TSR performance over the three-year performance period reducing to one-third for median performance. Since the year end the TSR performance has been calculated and, as median performance has not been reached, no Matching Shares will vest.

4 If Gerry Murphy's employment terminates before any vesting date by reason of death, injury, ill health, early termination by Kingfisher (other than for cause) or resignation for 'good reason' (as defined in his service contract), then the Investment Shares will vest at that date and, subject to the discretion of the Committee in certain limited circumstances, such of the Matching Shares as can be treated as vested, taking into account TSR performance up to the date of cessation of his employment, but reduced on a time pro-rated basis.

5 As the awards are structured as nominal cost options (on payment in aggregate of a maximum of £1) they can be exercised within a six month period starting from the vesting date.

6 Following an investment of a further £288,332 in the shares of the Company by Gerry Murphy, up to a further 301,476 matching shares, which vest for upper quartile TSR performance over the three-year performance period reducing to one-third (100,492) for median performance, were awarded on 6 April 2005 at a price of 286.92p when the market price of the shares was 285.5p.

No variations to the terms and conditions of the awards were made during the year and no awards vested or lapsed during the year. No further awards under this arrangement will be made.

Closed incentive plans

There are two further long-term incentive plans, the Executive Share Option Scheme and the Kingfisher Incentive Plan (KIP), which are now closed and under which no further awards will be made but where there are amounts from prior awards which may still become exercisable or due at the end of their respective vesting periods, performance cycles or deferral periods. Any such amounts will vest or be paid, before the plans are wound up. The full details of each can be found in previous Annual Reports.

The outstanding awards are as follows:

Executive Share Options

The Executive Share Option Scheme closed in June 2003. The last grants were made on 17 April 2003. Other than those granted to Gerry Murphy, the options vest from three to 10 years of the grant date subject to the satisfaction of a performance condition which generally requires the Earnings Per Share (EPS) of the Company to have increased over a three-year period by Retail Price Index (RPI) plus 6%.

The criteria were set and approved by shareholders when the scheme was established in 1993 and were judged at the time to be appropriate criteria. The options granted to Gerry Murphy were part of the terms of his recruitment and have the same performance criteria except that he has agreed that they can only be tested on the third anniversary of grant or, if not satisfied, on the fourth anniversary of grant (from a fixed base).

In the period 30 January 2005 to 28 January 2006, the highest and lowest market price for Kingfisher shares was 312.25p and 201.0p respectively. The market price at close of business on 27 January 2006 was 242.5p.

	Number of options							
	At start of year	Granted during year	Exercised during year	Lapsed during year	At end of year	Option price (pence)	Date from which exercisable	Lapse date
Gerry Murphy								
	12,612	–	–	–	12,612	237.85	17/04/06	17/04/13
	1,332,773	–	–	–	1,332,773	237.85	17/04/06	17/04/13
	1,345,385	**–**	**–**	**–**	**1,345,385**			
Ian Cheshire								
	45,489	–	–	–	45,489	395.69	26/10/04	26/10/08
	30,520	–	–	–	30,520	589.76	01/04/04	01/04/09
	74,346	–	–	–	74,346	393.43	17/04/04	17/04/10
	69,991	–	–	–	69,991	357.18	25/09/04	25/09/10
	126,231	–	–	–	126,231	209.93	26/09/04	26/09/11
	91,350[1]	–	–	–	91,350	290.08	09/04/05	09/04/12
	164,144	–	–	–	164,144	194.95	08/10/05	08/10/12
	134,538	–	–	–	134,538	237.85	17/04/06	17/04/13
	736,609	**–**	**–**	**–**	**736,609**			
Duncan Tatton-Brown								
	72,272	–	–	–	72,272	209.93	26/09/04	26/09/11
	26,151	–	–	–	26,151	290.08	09/04/05	09/05/12
	43,600	–	–	–	43,600	194.95	08/10/05	08/10/12
	35,736	–	–	–	35,736	237.85	17/04/06	17/04/13
	177,759	**–**	**–**	**–**	**177,759**			

[1] Phantom Options of 91,350 were granted to Ian Cheshire in addition to these options at the same price, with the same performance conditions and over the same maturity periods. On exercise only the cash equivalent to any gain will be paid and disclosed as remuneration at that time.

KIP	Type of award	At start of year	Awarded during year	Lapsed during year	Date & market price of shares when award made	Vesting date of award made[1]	Vested during year	Balance remaining to vest
Duncan Tatton-Brown	Matching shares for deferred cash bonus	15,081	–	–	March 2002 290.0p	March 2005	15,081[2]	–
		26,571	–	–	March 2003 238.5p	March 2006	–	26,571
Ian Cheshire	Matching shares for deferred cash bonus	13,434	–	–	March 2002 290.0p	March 2005	13,434[2]	–

[1] Subject to remaining in employment at Kingfisher until the date the awards become receivable.
[2] Vested on 18 March 2005 when the market price was 300.0p, giving a value on vesting of £45,243 in respect of Duncan Tatton-Brown and £40,302 in respect of Ian Cheshire.

No awards lapsed during the year nor were there any variations to the terms and conditions of the awards.

Dilution limits

Kingfisher share plans comply with recommended guidelines on dilution limits and the Company has always operated within these limits. Assuming none of the extant options lapse and will be exercised and having included all exercised options under the scheme since 1993 the Company has utilised 4% of the 10% in 10 years and 2.6% of the 5% in 10 years in accordance with the Association of British Insurers (ABI) guidance on dilution limits. This also allows for the share awards under the KIS granted in 2004 and 2005, although there are currently sufficient existing shares held in the ESOP to cover the KIS awards.

Directors' pension benefits

The following table shows details required under both Schedule 7A to the Companies Act 1985 and the Listing Rules as they apply to Kingfisher for the year ended 28 January 2006.

In respect of the Companies Act, the details shown represent:

- accrued pension benefits at the relevant dates (payable from age 60);
- the increase in the amount of accrued pension during this year;
- the transfer value amounts as at 29 January 2005 and 28 January 2006;
- the increase in transfer value between those dates, net of member contributions paid.

Name	Age	Years of service	Increase in accrued pension	Accrued pensions		Increase in transfer value	Transfer value[1]		Increase in accrued pension	Pension cost	
	Directors' remuneration report regulations 2002								Additional listing rules		
			£000 pa	2006[2] £000 pa	2005[1] £000 pa	£000 (net of director's contributions)	2006 £000	2005 £000	£000 pa (net of inflation/ revaluation)	2006 £000	2005 £000
Gerry Murphy[3]	50	3	6	**11**	5	61	**123**	54	5	**54**	30
Ian Cheshire	46	7	2	**15**	13	24	**145**	114	2	**8**	24
Duncan Tatton-Brown	41	5	7	**17**	10	45	**116**	64	6	**37**	25

1 Accrued pensions and transfer values as at 29 January 2005 have been restated to include employer contributions made in March 2004 (by way of bonus surrender) of £18,569 (Gerry Murphy), £15,000 (Ian Cheshire) and £20,000 (Duncan Tatton-Brown).
2 Accrued pensions and transfer values as at 28 January 2006 include further employer contributions made in March 2005 (also by way of bonus surrender) of £38,869 (Gerry Murphy) and £30,000 (Duncan Tatton-Brown).
3 As stated on page 40 a contribution of £181,720 (2005 £176,331) was made to a FURBS.

Remuneration policy for Non-Executive Directors

The Board determines the fees paid to Non-Executive Directors under a policy which seeks to recognise the time commitment, responsibility and technical skills required to make a valuable contribution to an effective Board. For the year ended 28 January 2006 Non-Executive Directors were paid an annual fee of £42,000 for their services as members of the Board plus, where appropriate, the following additional fees:

Deputy Chairman and Senior Independent Director (John Nelson)	£13,000
Chairman of the Audit Committee (Phil Bentley)	£10,000
Chairman of the Remuneration Committee (John Nelson)	£8,000
Chairman of the Social Responsibility Committee (Margaret Salmon)	£2,750

The Non-Executive Directors' fees were last reviewed in late 2003 and increased to their current levels on 1 February 2004. It is expected the fees will be reviewed during 2006.

The Chairman's fees are set by reference to his time commitment and relevant benchmark data. Peter Jackson will be remunerated as a Non-Executive Director until he assumes the role of Chairman. As Chairman he will receive a fee of £275,000 p.a.. The fee reflects the fact that no contribution to secretarial support is to be provided.

Non-Executive remuneration	Total remuneration[1] 2006 £000	2005 £000
Francis Mackay	**250**	250
Peter Jackson	**3.5**	–
John Nelson	**63**	63
Phil Bentley	**52**	52
Michael Hepher	**42**	42
Hartmut Krämer	**42**	42
Margaret Salmon	**44.75**	45
Total	**497.25**	494

1 Non-Executive Directors are only paid fees.

Non-Executive Directors have letters of engagement instead of service contracts. The Chairman's letter of engagement allows for six months' notice up to the age of 65 when the appointment ends without the need for notice. Other Non-Executive Directors are appointed for an initial period of three years. Their position can be revoked without compensation at any time at the discretion of the Company.

The letters of engagement for Phil Bentley and Hartmut Krämer, were reviewed in 2005/06, following completion of their first three year term, and formally renewed on 10 February 2006.

	Date of last letter	Unexpired term	Total length of service
Francis Mackay	14/01/05	19 months	4 years and 5 months
John Nelson	16/03/05	22 months	4 years and 2 months
Phil Bentley	10/02/06	31 months	3 year and 5 months
Hartmut Krämer	10/02/06	32 months	3 year and 4 months
Michael Hepher	19/01/05	5 months	8 years and 7 months
Margaret Salmon	12/03/04	5 months	8 years and 7 months

Shareholder return

The Company's TSR (share price growth plus dividends paid) for the five years to 28 January 2006 is shown in the graph below, which plots the value of £100 invested in Kingfisher over the last five financial years, assuming shares awarded in Woolworths and Kesa, when demerged, were sold and the proceeds re-invested in Kingfisher shares. The other line on the graph shows the performance of the FTSE 100 Index over the same period.

The Company chose the FTSE 100 Index as an appropriate comparator for this graph because the Company has been a constituent of that index throughout the period and its constituents are used as the comparator group for the multiplier awards under the KIS Shares Scheme.


120
100
80
60
40
Value (£)
FTSE 100 Index
Kingfisher
00-01 year end
01-02 year end
02-03 year end
03-04 year end
04-05 year end
05-06 year end

By order of the Board
John Nelson
Chairman, Remuneration Committee

20 March 2006

Audit Committee report

The Audit Committee consists of four independent Non-Executive Directors. It is chaired by Phil Bentley, who is a qualified accountant and the Group Finance Director of Centrica plc and as such is considered to be suitably qualified to be the Audit Committee Chairman. He, John Nelson and Michael Hepher served for the whole year. Margaret Salmon joined the Committee in September 2005.

At the invitation of the Committee, the Chairman of the Board and the Group Chief Executive regularly attended meetings, as did the Group Finance Director, the Head of Internal Audit and the external auditors. There were also regular private meetings with the external and internal auditors at which management was not present.

The Committee provides an independent overview of the effectiveness of the Group's internal control systems and financial reporting processes. Its Terms of Reference are available at www.kingfisher.com. The principal responsibilities include monitoring the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them, and overseeing the work of both the internal and the external auditors.

In 2005/06 there were five Committee meetings, with four planned for 2006/07. Should the need arise, ad-hoc meetings are held. A forward agenda covering the whole year was used to ensure that the Committee's Terms of Reference were fully addressed.

As part of the Board effectiveness evaluation, the Audit Committee was reviewed by Independent Audit Limited, who expressed the opinion that the Committee had fulfilled all of its responsibilities under its Terms of Reference and the Combined Code.

During the year and as part of its normal programme, the Committee has considered and reviewed a number of matters, some of which were:

- IT security
- The systems and processes around stock management at B&Q UK
- Internal audit, which has been strengthened through its continued development as a globally integrated function
- A revised policy on the use of the external auditors for non audit work, which was recommended to and approved by the Board and can be obtained at www.kingfisher.com

Phil Bentley,
Chairman, Audit Committee

20 March 2006

Nomination Committee report

The Nomination Committee comprises the Chairman, all Non-Executive Directors and the Group Chief Executive. It is chaired by Sir Francis Mackay. Its Terms of Reference are available at www.kingfisher.com.

Annually, the Committee reviews the succession plans for the Board and senior executives and monitors agreed actions. The succession plan for Executive Directors is considered by the full Board so that the necessary input of the existing Executive Directors can be given. Suitably qualified external search consultants assist in the search process for all new Board appointments.

The Committee also keeps the composition of the Board under review. The objectives of this are to monitor the continuing independence of the Non-Executive Directors, to identify any gaps in skills or experience so that appropriate training can be arranged, and to inform the succession plan for future Board appointments.

As a result of this work, the Committee agrees for recommendation to the Board, plans and processes for ensuring continuity of experience as well as compliance with the requirement that at least half the Board is comprised of independent Non-Executive Directors.

The Committee met five times during the year. Three meetings were held to consider the Chairman's succession, to review possible candidates and recommend the appointment of Peter Jackson as a Non-Executive Director and Chairman-designate. In accordance with the Combined Code, Sir Francis Mackay did not chair these three meetings. They were chaired by John Nelson, who is Deputy Chairman and the Senior Independent Director.

Two meetings were held to consider management performance, development and succession plans and approve appropriate changes.

Additionally at the meetings, the Committee discussed shareholder feedback on management changes and on the proposed approach to the Chairman's succession.

Sir Francis Mackay,
Chairman, Nomination Committee

20 March 2006

Consolidated income statement

For the financial year ended 28 January 2006

£ millions	Notes	2006 Before exceptional items	2006 Exceptional items (note 5)	2006 Total	2005 Before exceptional items	2005 Exceptional items (note 5)	2005 Total
Continuing operations							
Revenue	4	**8,010.1**	**–**	**8,010.1**	7,649.6	–	7,649.6
Cost of sales		**(5,165.1)**	**(7.9)**	**(5,173.0)**	(4,785.7)	–	(4,785.7)
Gross profit		**2,845.0**	**(7.9)**	**2,837.1**	2,863.9	–	2,863.9
Selling and distribution expenses		**(2,005.0)**	**(181.0)**	**(2,186.0)**	(1,834.1)	–	(1,834.1)
Administrative expenses		**(390.7)**	**(26.4)**	**(417.1)**	(370.7)	–	(370.7)
Other income		**24.2**	**18.9**	**43.1**	17.0	4.0	21.0
Other expenses		**–**	**(19.0)**	**(19.0)**	–	(17.7)	(17.7)
Share of post tax results of joint ventures and associates		**11.4**	**–**	**11.4**	14.0	–	14.0
Operating profit		**484.9**	**(215.4)**	**269.5**	690.1	(13.7)	676.4
Analysed as:							
Retail profit before central costs		**533.0**	**(219.1)**	**313.9**	740.2	2.7	742.9
Central costs		**(37.8)**	**3.7**	**(34.1)**	(37.3)	(16.4)	(53.7)
Share of joint venture and associate interest and taxation		**(10.3)**	**–**	**(10.3)**	(12.8)	–	(12.8)
Total finance costs		**(51.6)**	**–**	**(51.6)**	(43.9)	–	(43.9)
Total finance income		**13.9**	**–**	**13.9**	15.2	–	15.2
Net finance costs	6	**(37.7)**	**–**	**(37.7)**	(28.7)	–	(28.7)
Profit before taxation	7	**447.2**	**(215.4)**	**231.8**	661.4	(13.7)	647.7
Income tax expense	9	**(161.6)**	**68.8**	**(92.8)**	(206.5)	5.3	(201.2)
Profit for the year		**285.6**	**(146.6)**	**139.0**	454.9	(8.4)	446.5
Attributable to:							
Equity shareholders of the parent				**139.5**			446.0
Minority interest				**(0.5)**			0.5
				139.0			446.5
Earnings per share	11						
Basic				**6.0**			19.3
Diluted				**6.0**			19.2

The proposed final dividend for the financial year ended 28 January 2006, subject to approval by shareholders at the Annual General Meeting, amounts to £160.0m (2005: £159.7m).

Adjusted earnings per share information is provided in note 11.

Consolidated statement of recognised income and expense

For the financial year ended 28 January 2006

£ millions	Notes	2006	2005
Actuarial losses on post employment benefits	30	**(45.6)**	(79.3)
Currency translation differences	30	**28.4**	59.7
Cash flow and net investment hedges			
Gains deferred in equity	30	**7.5**	–
Transferred to income statement in the period	30	**(2.7)**	–
Transferred to initial carrying amount of asset	30	**3.2**	–
Tax on items taken directly to equity	30	**20.1**	24.8
Net income recognised directly in equity		**10.9**	5.2
Profit for the financial year		**139.0**	446.5
Total recognised income and expense for the year		**149.9**	451.7
Attributable to:			
Equity holders of the parent		**149.4**	451.6
Minority interests		**0.5**	0.1
		149.9	451.7

Effect of changes in accounting policy on adoption of IAS 39

Attributable to:		
Equity holders of the parent	**(2.2)**	–
Minority interests	**–**	–
	(2.2)	–

Consolidated balance sheet

As at 28 January 2006

£ millions	Notes	2006	2005
Non-current assets			
Goodwill	12	**2,558.8**	2,463.1
Intangible assets	13	**101.7**	69.9
Property, plant and equipment	14	**3,265.0**	3,031.8
Investment property	15	**15.3**	18.7
Investments accounted for using equity method	17	**185.0**	173.7
Other receivables	19	**51.7**	26.6
		6,177.5	5,783.8
Current assets			
Inventories	18	**1,355.3**	1,320.0
Trade and other receivables	19	**570.6**	453.9
Income tax		**20.7**	8.8
Cash and cash equivalents	20	**234.1**	162.1
		2,180.7	1,944.8
Total assets		**8,358.2**	7,728.6
Current liabilities			
Short-term borrowings	21	**(346.8)**	(184.9)
Trade and other payables	23	**(1,750.8)**	(1,687.9)
Provisions	28	**(46.6)**	(10.1)
Current tax liabilities		**(77.0)**	(113.6)
		(2,221.2)	(1,996.5)
Net current liabilities		**(40.5)**	(51.7)
Total assets less current liabilities		**6,137.0**	5,732.1
Non-current liabilities			
Long-term borrowings	21	**(1,255.5)**	(818.3)
Other payables	23	**(5.7)**	(0.9)
Provisions	28	**(111.4)**	(7.7)
Deferred income tax liabilities	26	**(204.4)**	(192.2)
Post employment benefits	27	**(239.6)**	(325.7)
		(1,816.6)	(1,344.8)
Total liabilities		**(4,037.8)**	(3,341.3)
Net assets		**4,320.4**	4,387.3
Capital and reserves			
Share capital	29	**2,450.0**	2,434.9
Other reserves	30	**1,861.0**	1,949.7
Minority interests		**9.4**	2.7
Total equity		**4,320.4**	4,387.3

The financial statements were approved by the Board of Directors on 20 March 2006 and signed on its behalf by:

Gerry Murphy
Director

Duncan Tatton-Brown
Director

Consolidated cash flow statement

For the financial year ended 28 January 2006

£ millions	Notes	2006	2005
Net cash flows from operating activities	32	**304.1**	531.5
Cash flows from investing activities			
Purchase of subsidiary and business undertakings	34	**(167.5)**	(0.4)
Cash acquired on purchase of subsidiary undertakings	34	**6.5**	–
Sale of subsidiary and business undertakings		**–**	10.4
Purchase of associates and joint ventures		**(2.2)**	(3.4)
Sale of associates and joint ventures		**–**	4.8
Payments to acquire property, plant and equipment & investment property		**(435.3)**	(387.6)
Payments to acquire intangible fixed assets		**(71.7)**	(25.7)
Receipts from sale of property, plant and equipment & investment property		**111.2**	20.9
Receipts from sale of intangible fixed assets		**0.4**	–
Receipts from sale of available for sale financial assets		**3.6**	0.4
Dividends received from joint ventures and associates		**4.9**	2.3
Net cash (used) in investing activities		**(550.1)**	(378.3)
Cash flows from financing activities			
Interest paid		**(39.3)**	(37.5)
Interest element of finance lease rental payments		**(6.6)**	(5.9)
Interest received		**10.9**	25.2
Exceptional finance receipt		**–**	23.9
Proceeds from issue of share capital		**9.7**	18.0
Capital injections from minority interests		**1.7**	–
Receipts from the sale of own shares		**2.6**	14.0
Increase in Medium Term Notes		**373.5**	–
Increase in other loans		**150.5**	94.8
Capital element of finance lease rental payments		**(7.8)**	(11.3)
Receipts from sale of available for sale financial assets		**–**	7.9
Dividends paid to Group shareholders		**(247.4)**	(204.8)
Dividends paid to minority interests		**–**	(0.7)
Net cash generated/(used) in financing activities		**247.8**	(76.4)
Net cash increase in cash and cash equivalents	33	**1.8**	76.8
Cash and cash equivalents at beginning of period		**105.9**	28.1
Currency translation differences		**6.0**	1.0
Cash and cash equivalents at end of year	20	**113.7**	105.9

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from the definition of cash and cash equivalents disclosed on the balance sheet.

1 General information

Kingfisher plc (the Company) and its subsidiaries (together the Group) retail home improvement products through a network of retail sites, located mainly in the United Kingdom, Europe and Asia.

Kingfisher plc is a Company incorporated in the United Kingdom. The nature of the Group's operations and its principal activities are set out in the operating and financial review on pages 16 to 25.

The address of its registered office is 3 Sheldon Square, Paddington, London W2 6PX.

The company has a primary listing on the London Stock Exchange and a secondary listing on the Paris Bourse. These consolidated financial statements have been approved for issue by the Board of Directors on 20 March 2006.

2 Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a. Basis of preparation

The consolidated financial statements of the Company and its subsidiaries are made up to the nearest Saturday to 31 January each year, except as disclosed in note 4 of the Company's separate financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and International Financial Reporting Standards issued by the International Accouinting Standards Board (IASB), and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. All International Financial Reporting Standards issued by the IASB and effective at the time of preparing these consolidated financial statements have been adopted by the EU through the endorsement procedure established by the European Commission. The Group had previously reported under UK GAAP. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS as adopted by the EU are given in note 40.

Since the Company is not affected by the provisions regarding portfolio hedging which are not required by the EU-endorsed version of IAS 39, the accompanying financial statements comply with both International Financial Reporting Standards as adopted by the EU and International Financial Reporting Standards issued by the IASB.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale investments, financial assets and liabilities (including derivative instruments) held at fair value through the income statement. A summary of the more important Group accounting policies is set out below.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgements in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

The clarification of IAS 21 has been adopted in these financial statements. The clarification requires exchange differences arising on a monetary item which forms part of a reporting entity's net investment in a foreign operation to be recognised initially in a separate component of equity in the consolidated financial statements. This requirement applies irrespective of whether the monetary item results from a transaction with the parent or with any of its subsidiaries. As a result of this clarification, gains and losses on intercompany balances previously recognised in the income statement within net finance costs are no longer recognised in the income statement but rather directly in reserves which offset the equal and opposite amount in reserve movements on consolidation. The impact of this change is a reduction in profit before tax of £12.0m for the year ended 29 January 2005 and a reduction in net assets of £nil at 29 January 2005.

With regard to leases that contain predetermined, fixed minimum rental increases, the International Financial Reporting Interpretations Committee (IFRIC) has recently clarified that it is necessary to account for these leases on a straight line basis over the life of the lease. Formerly, the Group accounted for these property lease rentals such that the increases were charged to the income statement in the year in which they arose. This represents a change from the Group's IFRS information previously announced. The impact of this change is a reduction in profit before tax of £1.7m for the year ended 29 January 2005 and a reduction in net assets of £4.2m at 29 January 2005.

The Group has taken the option to defer the implementation of the standards IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' until the financial year ended 28 January 2006. In accordance with IFRS 1 paragraph 36A, comparative information for financial instruments for the year ended 29 January 2005 has been prepared in accordance with UK GAAP. Details of the Group's accounting policies, as defined under UK GAAP, can be found in the accounting policies note of the Annual Report and Accounts for the year ended 29 January 2005 and in note 39 of these accounts. Details of the accounting policy change are provided in note 39.

The Group has chosen to early adopt the EU endorsed Amendment to IAS 19 'Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures', the amendments only being mandatory for annual periods beginning on or after 1 January 2006. As a result, actuarial gains and losses are recognised through the statement of recognised income and expense.

Use of adjusted measures

Kingfisher believes that retail profit, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share provide additional useful information on underlying trends to shareholders. These measures are used by Kingfisher for internal performance analysis and incentive compensation arrangements for employees. The terms 'retail profit', 'exceptional item' and 'adjusted' are not defined terms under IFRS and may therefore not be comparable with similarly titled profit measures reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. The term 'adjusted' refers to the relevant measure being reported excluding exceptional items, financing fair value remeasurements and amortisation of acquisition intangibles. Retail profit is defined as operating profit before central costs (the costs of the Corporate Centre), exceptional items and the Group's share of joint venture and associate interest and tax.

The separate reporting of non-recurring exceptional items, which are presented as exceptional within their relevant income statement category, helps provide an indication of the Group's underlying business performance. The principal items which will be included as exceptional items are:

- non trading items included in operating profit such as profits and losses on the disposal of subsidiaries, associates and investments which do not form part of the Group's trading activities;
- gains and losses on the disposal of properties; and
- the costs of significant restructuring and incremental acquisition integration costs.

b. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, its subsidiary undertakings, joint ventures and associated undertakings.

(i) Subsidiaries

Subsidiary undertakings are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiary undertakings acquired during the year are recorded under the acquisition method of accounting and their results included from the date of acquisition. The results of subsidiary undertakings which have been disposed of during the year are included up to the effective date of disposal.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill and held as an intangible asset. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii) Associates and joint ventures
Associates are all entities over which the Group has the ability to exercise significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

Joint ventures are entities over which the Group has equal joint control, with a third party, to govern the financial and operating activities of that entity. The equity method is used to account for the Group's interest in joint ventures.

The Group's share of its associates' and joint ventures' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other long-term receivables, the Group does not recognise any further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

c. Foreign currency translation

(i) Functional and presentational currency
The consolidated financial statements are presented in Sterling, which is the Group's presentational currency. Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

(ii) Transactions and balances
Transactions denominated in foreign currencies are translated into Sterling at the exchange rate prevailing on the date of the transaction or, for practical reasons, at average monthly rates where exchange rates do not fluctuate significantly.

Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at the rate of exchange at the balance sheet date. Exchange differences on monetary items are taken to the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through the income statement, are reported as part of the fair value gain or loss.

(iii) Group companies
The balance sheets of overseas subsidiary undertakings are expressed in Sterling at year end exchange rates. Profits and losses of overseas subsidiary undertakings are expressed in Sterling at average exchange rates for the year. Exchange differences arising on the retranslation of opening shareholders' funds are recognised as a separate component of equity.

On consolidation, exchange differences arising from the retranslation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

In accordance with the transitional provisions of IFRS 1 'First-time Adoption of IFRS', the cumulative translation reserve by entity has been set to zero at the date of transition to IFRS.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Principal rate of exchange

euro/£	2006	2005
Year end rate	1.4607	1.4474
Average rate	1.4649	1.4739

d. Revenue recognition

Turnover comprises retail sales and services supplied, interest receivable and other income from the provision of credit facilities, commission income and rental income. Turnover excludes transactions made between companies within the Group, Value Added Tax, other sales-related taxes and is net of returns, staff and trade discounts.

Turnover relating to the sale of in-store product is earned at the point of cash receipt. All other turnover is recognised when the product has been delivered or, for installation income, when the service has been performed. Delivered products and service income represent only a small component of the Group's turnover as a majority of the Group's sales relate to in-store purchase of product.

e. Cost of sales

Cost of sales is the expenditure incurred in the normal course of the business in bringing the product to the point of sale, including warehouse and transportation costs, and the impact of inventory cash flow hedges.

f. Intangible assets

(i) Goodwill
Goodwill is carried at cost less accumulated impairment losses, is not amortised and is tested annually for impairment by assessing the recoverable amount of each cash generating unit to which the goodwill relates. When the recoverable amount of the cash generating unit is less than the carrying amount, an impairment loss is recognised immediately in the income statement. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The Group has taken advantage of the exemption permitted by IFRS 1 and has not restated goodwill on acquisitions prior to the date of transition to IFRS.

(ii) Computer software
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of two to five years.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and which are expected to generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software

2 Significant accounting policies continued

development, employee and consultancy costs and an appropriate portion of relevant overheads. Costs associated with identifying, sourcing, evaluating or maintaining computer software are recognised as an expense as incurred.

g. Property, plant and equipment

(i) Cost

Land and buildings held for use in the business are stated in the balance sheet at cost less accumulated depreciation and any provisions for impairment. Land and buildings held at the date of transition to IFRS are held at deemed cost, being the fair value of land and buildings at the date of transition to IFRS. Plant and equipment is stated at cost less accumulated depreciation and any provisions for impairment.

(ii) Depreciation

Depreciation of property, plant and equipment is provided to reflect a reduction from cost to estimated residual value over the estimated useful life of the asset to the Group. Depreciation of property, plant and equipment is calculated using the straight line method and the annual rates applicable to the principal categories are:

Freehold and long leasehold buildings	– between 2% and 5%
Short leaseholds	– over remaining period of the lease
Tenants' fixtures	– between 5% and 25%
Computers and electronic equipment	– between 25% and 50%
Motor cars	– 25%
Commercial vehicles	– between 10% and 33⅓%

Freehold land is not depreciated.

(iii) Impairment

Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future post-tax cash flows of the relevant cash generating unit or fair value less costs to sell if higher. The discount rate is applied, based upon the Group's weighted average cost of capital with appropriate adjustments for the risks associated with the relevant business. Any impairment in value is charged to the income statement in the year in which it occurs.

(iv) Disposal

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement. Sales of land and buildings are accounted for when there is an unconditional exchange of contracts.

(v) Subsequent costs

Subsequent costs are included in the related asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

h. Leased assets

Where assets are financed by leasing agreements which give rights approximating to ownership, the assets are treated as if they have been purchased outright. The amount capitalised is the lower of the fair value or the present value of the minimum lease payments during the lease term at the inception of the lease. The assets are depreciated over the shorter of the lease term or their useful life. Obligations relating to finance leases, net of finance charges in respect of future periods, are included, as appropriate, under payables due within or after one year. The finance charge element of rentals is charged to financing in the income statement over the period of the lease.

All other leases are operating leases and the rental payments are generally charged to the income statement in the financial year to which the payments relate, except for those leases which incorporate fixed minimum rental uplift clauses. Leases which contain fixed minimum rental uplifts are charged to the income statement on a straight line basis over the length of the lease.

Where a lease is taken out for land and building combined, the building element of the lease may be capitalised as a finance lease if it meets the criteria for a finance lease, but the land element will always be classed as an operating lease. If the contracted lease payments are not split between land and buildings in the lease contract, the split is made based on the market value of the land and buildings at the inception of the lease.

Incentives received or paid to enter into lease agreements are released to the income statement over the lease term.

i. Investment properties

The Group's investment properties were restated at historic cost on transition to IFRS and are held in the balance sheet at cost less depreciation and provision for impairment.

j. Capitalisation of interest and borrowing costs

Interest on borrowings to finance the construction of properties held as non-current assets is capitalised from the date work starts on the property to the date when substantially all the activities which are necessary to get the property ready for use are complete. Where construction is completed in parts, each part is considered separately when capitalising interest. Interest is capitalised before any allowance for tax relief.

Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as indicated above.

k. Inventories

Inventories are stated at the lower of cost and net realisable value, on a weighted average cost basis. Cost includes appropriate attributable overheads and direct expenditure incurred in the normal course of business in bringing goods to their present location and condition.

Costs of inventories include the transfer from equity of any gains or losses on qualifying cash flow hedges relating to purchases.

l. Rebates received from suppliers

Volume related rebates receivable from suppliers are credited to the carrying value of the stock to which they relate. Where a rebate agreement with a supplier covers more than one year, the rebates are recognised in the accounts in the period in which they are earned.

m. Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held on call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

n. Employee benefits

(i) Pension obligations

The Group operates various defined benefit and defined contribution pension schemes for its employees, some of which are required by local legislation. A defined benefit plan is a pension plan which defines an amount of pension benefit which an employee will receive on retirement. A defined contribution plan is a pension plan under which the Group usually pays fixed contributions into a separate entity. In all cases other than some of the legally required schemes, a separate fund is being accumulated to meet the accruing liabilities. The assets of each of these funds are either held under trusts or managed by insurance companies and are entirely separate from the Group's assets.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds which are denominated in the currency in which the benefits will be paid and which have terms to maturity approximating to the terms of the related pension liability. An independent 'IAS 19' actuarial valuation is carried out at each balance sheet date.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the Statement of Recognised Income and Expenditure as they arise.

Past service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight line basis over the vesting period.

For defined contribution plans, the Group pays contributions to privately administered pension plans on a contractual basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Share-based payment compensation

The Group has applied the requirements of IFRS 2 'Share-based Payments'. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 which were unvested as of 1 February 2004.

The Group operates several equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of options or deferred shares is recognised as an expense and is calculated using the Black Scholes model. The value of the charge is adjusted to reflect expected and actual levels of options vesting. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or deferred shares granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options which are expected to become exercisable.

At each balance sheet date, the Group revises its estimates of the number of options which are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement and a corresponding adjustment to equity over the remaining vesting period.

o. Taxation

The income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense which are taxable or deductible in other years and it further excludes items which are never taxable or deductible. The Group's liability for current tax is calculated using tax rates which have been enacted or substantially enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interest in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Deferred tax assets and liabilities are offset against each other when they relate to income taxes levied by the same tax jurisdiction and when the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the current or deferred tax is also dealt with in equity.

p. Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate which reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

q. Financial instruments

In accordance with IFRS1 paragraph 36, the Group has decided to adopt IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' for the year ended 28 January 2006. In accordance with the provisions prescribed in these standards, UK GAAP has been applied in the comparative year. The impact arising from this change in accounting policy is provided in note 39.

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire. Financial liabilities (or a part of a financial liability) are derecognised when the obligation specified in the contract is discharged or cancelled or expires.

(i) Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

(ii) Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, including transaction costs.

Investments are classified either as held-for-trading or available for sale and are measured at subsequent reporting dates at fair value. For available for sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

(iii) Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs and subsequently measured at amortised cost. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not

2 Significant accounting policies continued

settled in the period in which they arise.

(iv) Trade payables
Trade payables are not interest-bearing and are stated at their nominal value.

(v) Derivative financial instruments and hedge accounting
Where hedge accounting is not applied, changes in the fair value of derivatives or other hedging instruments transacted as hedges of financial items are recognised in the financing line of the income statement as they arise.

Where hedge accounting is applied, derivatives are initially accounted and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value with changes in fair value recognised in the income statement unless formally designated as a cash flow hedge or net investment hedge. The accounting treatment of derivatives classified as hedges depends on their designation, which occurs on the date that the derivative contract is committed to. The Group designates derivatives as:

- A hedge of a highly probable forecasted transaction or commitment in a foreign currency ('cash flow hedge')
- A hedge of the fair value of an asset or liability ('fair value hedge')
- A hedge of a net investment in a foreign currency ('net investment hedge').

(vi) Cash flow hedges
Changes in the effective portion of the fair value of derivative financial instruments that are designated as hedges of future cash flows are recognised directly in equity, and the ineffective portion is recognised immediately in the income statement where relevant. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of a non-financial asset or a liability, then, at the time it is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement. For hedges that result in the recognition of a financial asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

(vii) Fair value hedges
For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry through the financing costs line in the income statement. Gains or losses from re-measuring the corresponding hedging instrument are also recognised in the financing costs line of the income statement.

(viii) Net investment hedges
Where the Group hedges net investments in foreign entities through currency borrowings, the gains or losses on the retranslation of the borrowings are recognised in equity. If the Group uses derivatives as the hedging instrument, the effective portion of the hedge is recognised in equity, with any ineffective portion being recognised in the income statement whenever applicable. Gains and losses accumulated in equity are recycled through the income statement on disposal of the foreign entity.

In order to qualify for hedge accounting, the Group documents in advance the relationship between the item being hedged and the hedging instrument. The Group also documents and demonstrates an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge has been and will be highly effective on an ongoing basis. The effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the highly probable forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts, and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement. When the contracts are closely related and hedge accounting is adopted, they are designated at inception and treated as described above.

3 Critical accounting estimates and judgements

The preparation of consolidated financial statements under IFRS requires the Group to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

- *Estimated impairment of goodwill*
  The Group is required to test whether goodwill has suffered any impairment. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. The use of this method requires the estimation of future cash flows expected to arise from the continuing operation of the cash generating unit and the choice of a suitable discount rate in order to calculate the present value. Actual outcomes could vary significantly from these estimates. See note 12 for further information.

- *Impairment of assets*
  Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations prepared on the basis of management's assumptions and estimates.

- *Income taxes*
  The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes in each territory. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the income tax and deferred tax provisions in the period to which such determination is made. See notes 9 and 26 for further information.

- *Post employment benefits*
  The present value of the defined benefit liabilities recognised in the balance sheet is dependent on interest rates of high-quality corporate bonds. The net financing charge is dependent on both the interest rates of high-quality corporate bonds and the assumed investment returns on scheme assets. Other key assumptions for pension obligations, including mortality rates, are based in part on current market conditions. See note 27 for further information.

- *Restructuring provision*
  The Group provided £205.3m in the current year relating to the closure and downsizing of stores in B&Q UK as detailed in note 5. The ultimate costs and timing of cash flows are dependent on exiting the property lease contracts on the closed stores and sub-dividing and sub-letting the surplus space released from those stores to be downsized as detailed in note 28.

4 Segmental analysis

The Group's primary reporting segments are geographic, with the Group operating in four main geographical areas, being the UK, France, Rest of Europe and Asia. The Group only has one business segment being retail sales, therefore no secondary segment disclosure is given.

The 'Rest of Europe' segment consists of B&Q Ireland, Castorama Poland, Castorama Italy, Castorama Russia, Brico Dépôt Spain, Koçtaş and Hornbach. Poland has been shown separately as it meets the reportable segment criteria as prescribed by IAS 14. The 'Asia' segment consists of B&Q China, B&Q South Korea and B&Q Taiwan.

Income statement

The segment results for the year ended 28 January 2006 are as follows:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
External revenue	4,172.0	2,724.9	417.0	378.2	318.0	8,010.1
Segment result before joint ventures and associates	10.9	228.9	52.5	20.3	(20.4)	292.2
Share of post tax results of joint ventures and associates	–	0.3	–	5.5	5.6	11.4
Total segment result	10.9	229.2	52.5	25.8	(14.8)	303.6
Unallocated central costs						(34.1)
Operating profit						269.5
Net finance costs						(37.7)
Profit before taxation						231.8
Income tax expense						(92.8)
Profit for the year						139.0

The segment results for the year ended 29 January 2005 are as follows:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
External revenue	4,277.3	2,546.7	321.9	292.0	211.7	7,649.6
Segment result before joint ventures and associates	445.0	209.9	46.2	18.4	(3.4)	716.1
Share of post tax results of joint ventures and associates	–	0.7	–	9.9	3.4	14.0
Total segment result	445.0	210.6	46.2	28.3	–	730.1
Unallocated central costs						(53.7)
Operating profit						676.4
Net finance costs						(28.7)
Profit before taxation						647.7
Income tax expense						(201.2)
Profit for the year						446.5

Following the adoption of IAS 39 on 30 January 2005, finance costs for the year ended 28 January 2006 include results from cash flow hedges of interest-bearing borrowings which have been reported in the income statement during the financial year.

Unallocated central costs principally comprise the Head Office operations of Kingfisher plc.

Balance sheet

Segment assets and liabilities

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Unallocated	Total
For the year ended 28 January 2006:							
Segment assets	4,182.6	2,264.4	437.9	525.0	425.5	340.7	8,176.1
Investment in joint ventures and associates	–	10.3	–	151.8	22.9	–	185.0
Total segment assets							8,361.1
Segment liabilities	(1,129.1)	(632.5)	(60.4)	(190.2)	(152.7)	(1,875.8)	(4,040.7)
For the year ended 29 January 2005:							
Segment assets	4,291.9	2,064.2	394.6	414.9	150.5	238.8	7,554.9
Investment in joint ventures and associates	–	8.1	–	145.3	20.3	–	173.7
Total segment assets							7,728.6
Segment liabilities	(1,085.5)	(661.2)	(40.0)	(81.6)	(67.6)	(1,405.4)	(3,341.3)

Unallocated assets and liabilities include those assets and liabilities pertaining to the Head Office function, including Group net debt and the Group's tax related balances.

4 Segmental analysis continued

Other segment information

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Unallocated	Total
For the year ended 28 January 2006:							
Capital expenditure:							
Property, plant and equipment	139.1	150.9	18.9	75.5	32.6	7.8	424.8
Intangible assets	42.4	6.0	0.2	0.2	5.4	18.1	72.3
Goodwill	–	12.9	–	–	76.7	–	89.6
Investment property	–	–	–	–	–	–	–
Depreciation	(90.8)	(29.7)	(5.3)	(6.5)	(9.2)	(8.3)	(149.8)
Amortisation	(22.8)	(0.3)	(0.1)	(0.1)	(1.6)	(7.1)	(32.0)
Impairment losses	(41.8)	–	–	–	–	(5.8)	(47.6)
For the year ended 29 January 2005:							
Capital expenditure:							
Property, plant and equipment	199.7	113.6	39.7	47.9	12.3	9.6	422.8
Intangible assets	12.6	0.1	–	0.1	1.2	11.2	25.2
Goodwill	6.8	0.5	0.3	0.2	–	–	7.8
Investment property	0.1	–	–	–	–	–	0.1
Depreciation	(87.7)	(27.8)	(4.3)	(5.0)	(4.3)	(6.5)	(135.6)
Amortisation	(18.5)	(0.3)	(0.1)	–	(0.8)	(4.0)	(23.7)

5 Exceptional items

The following one-off items, as defined in note 2a, have been charged in arriving at profit before interest and taxation:

£ millions	2006	2005
Included within cost of sales, selling & distribution and administrative expenses:		
B&Q UK – reorganisation costs	(205.3)	–
OBI China – integration costs	(10.0)	–
	(215.3)	–
Included within other income:		
Profit on disposal of properties	15.3	3.1
Profit on disposal of available for sale financial assets	3.6	0.9
	18.9	4.0
Included within other expenses:		
B&Q UK – financial services termination fee	(19.0)	–
Loss on sale of operations	–	(17.7)
	(19.0)	(17.7)
Total exceptional items	(215.4)	(13.7)

Current year

The Group incurred a £205.3 million restructuring charge in B&Q UK relating to the planned closure of 20 stores, the downsizing of a further 17 stores and the costs of streamlining B&Q's corporate offices. A further charge of £19.0m was incurred following B&Q's decision to terminate a contract with its current supplier of consumer credit services, which gave rise to the repayment of part of the original proceeds received on disposal of Time Retail Finance in 2003.

£10.0m of costs were also incurred in relation to the integration of the OBI China business into B&Q China. These costs include the incremental costs of the dedicated integration team, re-branding costs and the write-off of property, plant and equipment which were not deemed suitable for the B&Q China business model.

The Group disposed of a number of properties during the year giving rise to a profit of £15.3m. The Group also disposed of its investment in improveline.com, for a cash consideration of £3.6m and realised a profit of £3.6m as the investment had been fully provided against in a prior year.

Prior year

During the prior year, the Group provided £17.7m against the remaining balance of the unsecured working capital loan advanced to the purchasers of the ProMarkt business as part of the disposal.

6 Finance costs

£ millions	2006	2006	2005	2005
Bank and other interest payable	46.7		36.7	
Less amounts capitalised in the cost of qualifying assets	(3.3)		(3.8)	
Interest payable		43.4		32.9
Finance lease charges		6.0		5.9
Net interest charge on pension schemes (note 27)		3.8		5.1
Financing fair value remeasurements		(1.6)		–
Total finance cost		51.6		43.9
Bank and other interest receivable		(13.9)		(15.2)
Total finance income		(13.9)		(15.2)
Net finance costs		37.7		28.7

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 5.3% (2005: 5.1%) to expenditure on such assets.

Interest payable above includes amortisation of underwriting and issue costs of new debt of £0.5m (2005: £nil).

7 Profit before taxation

The following items have been charged/(credited) in arriving at profit before taxation:

£ millions	2006	2005
Operating lease rentals [1]		
Minimum lease payments	316.3	262.1
Contingent rents	0.3	–
Sublease income	(14.9)	(12.5)
	301.7	249.6
Depreciation of property, plant and equipment and investment properties		
Owned assets	139.2	125.4
Under finance leases	10.6	10.2
Impairment of property, plant and equipment and investment properties	40.1	–
Amortisation of intangibles [2]	32.0	23.7
Impairment of intangibles [2]	7.5	–
Loss/(profit) on the disposal		
Land and buildings	(15.3)	(3.1)
Fixtures, fittings & equipment [3]	37.8	5.9
Available for sale financial assets	(3.6)	(0.9)
Intangible assets	2.0	–
Repairs and maintenance	58.6	43.9
Provisions to write inventories down to net realisable value [4]	47.4	28.1
Trade receivables: impairment of bad and doubtful debts	0.4	0.5
Staff costs (note 8)	1,106.0	1,054.7
Auditors' remuneration (see below)	2.7	2.2

[1] Of the total operating lease rental charge for the year, £26.0m related to plant and equipment (2005: £22.9m).
[2] Of the amortisation and impairment of intangibles charge, £0.1m (2005: £nil), £1.3m (2005: £1.4m) and £37.9m (2005: £22.3m) were included, respectively, in cost of sales, selling & distribution and administrative expenses.
[3] Includes £19.6m relating to the B&Q UK restructuring and included within the £205.3m exceptional charge.
[4] There were no reversals of provisions to write down inventories to net realisable value in the year ended 28 January 2006 (2005: £nil).

Auditors' remuneration

£ millions	2006	2005
Audit and related services		
Statutory audit services [5]	1.6	1.2
Further assurance services		
IFRS transition	0.1	0.4
Other assurance services	0.2	0.3
Taxation services	0.5	0.3
Other non-audit services	0.3	–
	2.7	2.2

[5] All paid to PricewaterhouseCoopers LLP.

8 Employees and directors

£ millions	2006	2005
Employee benefit expenses:		
Wages and salaries	917.5	880.4
Social security costs	147.9	134.2
Post employment benefits – defined benefit (note 27)	36.9	38.0
– defined contribution (note 27)	3.7	2.1
	1,106.0	1,054.7

Number '000		
Average number of persons employed:		
Stores	71.6	67.2
Administration	3.9	3.5
	75.5	70.7
The equivalent number of employees working full-time would have been	63.8	58.7

Remuneration of key management personnel

The remuneration of the Directors and senior management (as shown on pages 26 to 27), who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. The prior year information related to the Directors and members of the Executive Committee as shown on pages 2 to 3 of the Annual Report and Accounts 2004/05 which consisted of a smaller number of people and is therefore not directly comparable.

£'000	2006	2005
Short-term employee benefits	9,174	6,964
Post employment benefits	743	608
Other long-term benefits	7	6
Termination benefits	–	–
Share-based payment	2,978	2,461
	12,902	10,039

The key management figures above include Directors.

Further detail in respect to Directors' remuneration is set out in the Directors' Remuneration Report on pages 36 to 44. During the year, the actual aggregate gains on the Directors' Kingfisher share options at the date of exercise were £nil (2005: £8,747).

Directors' transactions

There were no transactions with the Directors during the period (2005: £nil).

For information concerning related party transactions, see note 36.

9 Income tax expense

£ millions	2006	2005
UK corporation tax		
Current tax on profits for the period	7.2	280.8
Adjustment in respect of prior periods	(15.8)	(8.3)
	(8.6)	272.5
Double taxation relief	(0.4)	(156.1)
	(9.0)	116.4
Foreign tax		
Current tax on profits for the period	86.9	73.9
Adjustments in respect of prior periods	0.2	0.2
	87.1	74.1
Deferred tax		
Current year	20.2	13.4
Adjustment in respect of prior periods	(4.3)	(1.8)
Attributable to changes in tax rates	(1.2)	(0.9)
	14.7	10.7
	92.8	201.2

Factors affecting tax charge for the period

The tax charge for the period differs from the standard rate of corporation tax in the UK of 30%. The differences are explained below:

£ millions	2006	2005
Profit before tax	231.8	647.7
Profit multiplied by the standard rate of corporation tax in the UK of 30% (2005: 30%)	69.5	194.3
Effects of:		
Share of results of associates and joint ventures	(3.4)	(4.3)
Expenses not deductible for tax purposes	30.3	14.1
Losses not recognised	10.7	2.8
Foreign tax rate differences	6.8	5.1
Adjustments in respect of prior periods/attributable to change in tax rates	(21.1)	(10.8)
	92.8	201.2

In addition to the amount charged to the income statement, the following amounts of deferred tax have been credited directly to equity: £1.1m (2005: £3.2m) relating to gains on property other than investment property; £4.5m (2005: £0.3m) relating to foreign exchange; £14.5m (2005: £23.8m) relating to the actuarial valuation of the Group's pension scheme (see note 30).

A tax credit of £68.8m has been recognised in the income statement relating to exceptional items, of which £40.1m is credited against the current year tax charge in relation to the £215.4m net exceptional charge, with the remaining £28.7m credited in respect of prior periods, relating to tax previously provided on exceptional items which is no longer required.

Kingfisher paid €137.5m (£98.5m) tax to the French tax authorities in the year ended 31 January 2004 as a consequence of the Kesa Electricals demerger and recorded this as an exceptional tax charge. Proceedings for the recovery of this tax have been initiated and although this may take several years to be resolved, Kingfisher believes that the risk of ultimately being liable for this amount is low. No asset has been recognised in these accounts as the recovery of this amount is not sufficiently certain at this time.

In certain circumstances, it is possible that the conditions of the UK and French tax clearances for the demerger of Kesa Electricals in the year to 31 January 2004 could be breached. Whilst the consequences of such a breach could be significant, the Group actively monitors compliance with these conditions and believes that the likelihood of any breach is remote.

10 Dividends

£ millions	2006	2005
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 29 January 2005 of 6.8p per share (31 January 2004: 6.15p per share)	159.7	143.4
Interim dividend for the year ended 28 January 2006 of 3.85p per share (29 January 2005: 3.85p per share)	89.5	89.9
Dividend paid to Employee Share Ownership Plan Trust (ESOP) shares	(1.8)	(3.1)
	247.4	230.2
Proposed final dividend for the year ended 28 January 2006 of 6.8p per share	160.0	

The proposed final dividend for the year ended 28 January 2006 is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

For the 2005 interim dividend, a scrip dividend alternative was offered to shareholders at 1 share for every 80 ordinary shares and was elected for by holders of 520.9 million shares. For the 2004 final dividend, a scrip dividend alternative was offered to shareholders at 1 share for every 47 ordinary shares and was elected for by holders of 86.5 million shares.

A cash dividend and the Dividend Reinvestment Plan (DRIP) for the year ended 28 January 2006 has been approved for payment with allotment due on 2 June 2006. The ex-dividend date will be 5 April 2006 and the record date will be 7 April 2006. If shareholders wish to elect for the DRIP for the dividend for the year ended 28 January 2006 and have not already done so, a letter or completed DRIP mandate form must be received by Kingfisher's Registrars, Computershare Investor Services PLC, by 11 May 2006 at the latest.

11 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Executive Share Option Plan (ESOP) which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the year.

Supplementary earnings per share figures are presented. These exclude the effects of exceptional items, financing fair value remeasurements and amortisation of acquisition intangibles, to allow comparison of underlying trading performance on a consistent basis.

Discontinuing operations have not been shown separately as all business is continuing.

	2006			2005		
	Earnings £m	Weighted average number of shares millions	Per share amount pence	Earnings £m	Weighted average number of shares millions	Per share amount pence
Basic earnings per share						
Earnings attributable to ordinary shareholders	139.5	2,324.7	6.0	446.0	2,307.5	19.3
Effect of dilutive securities						
Options		10.2	–		16.9	(0.1)
Diluted earnings per share	139.5	2,334.9	6.0	446.0	2,324.4	19.2
Basic earnings per share	139.5	2,324.7	6.0	446.0	2,307.5	19.3
Effect of non-recurring costs						
Exceptional items	215.4		9.3	13.7		0.6
Tax impact arising on exceptional items	(40.1)		(1.7)	(5.3)		(0.2)
Financing fair value remeasurements	(1.6)		(0.1)	–		–
Tax impact arising on financing remeasurements	0.5		–	–		–
Amortisation of acquisition intangibles	0.1		–	–		–
Reversal of prior year exceptional tax charge	(28.7)		(1.2)	–		–
Basic – adjusted earnings per share	285.1	2,324.7	12.3	454.4	2,307.5	19.7
Diluted earnings per share	139.5	2,334.9	6.0	446.0	2,324.4	19.2
Effect of non-recurring costs						
Exceptional items	215.4		9.2	13.7		0.5
Tax impact arising on exceptional items	(40.1)		(1.7)	(5.3)		(0.2)
Financing fair value remeasurements	(1.6)		(0.1)	–		–
Tax impact arising on financing remeasurements	0.5		–	–		–
Amortisation of acquisition intangibles	0.1		–	–		–
Reversal of prior year exceptional tax charge	(28.7)		(1.2)	–		–
Diluted – adjusted earnings per share	285.1	2,334.9	12.2	454.4	2,324.4	19.5

12 Goodwill

£ millions	
Cost	
At 1 February 2004	2,455.3
Additions	7.8
At 29 January 2005	2,463.1
Additions (note 34)	89.6
Effect of foreign exchange rate changes	6.1
At 28 January 2006	2,558.8

Impairment tests for goodwill:

Goodwill is allocated to the Group's cash-generating units (CGUs). A geographic segment-level summary of the goodwill allocation at net carrying amount is presented below:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
2006	1,796.1	512.0	81.0	55.0	114.7	2,558.8
2005	1,796.1	499.0	81.0	55.0	32.0	2,463.1

The recoverable amount of a CGU is determined based on value-in-use calculations. The CGUs for which the carrying amount of goodwill is deemed significant are the UK and France. The key assumptions used for value-in-use calculations are set out below:

United Kingdom

- The cash flow projections are based on financial forecasts and strategy plans approved by the Board covering a five-year period, based on both past performance and expectations for future market development and include planned working capital movements and capital expenditure. Cash flows beyond this five-year period are extrapolated using a growth rate of 2.25% (2005: 2.25%) which does not exceed the long-term average growth rate for the retail businesses in the UK.
- The risk-adjusted discount rate of 8.7% (2005: 9.5%) is pre-tax and reflects the specific risks inherent in retail businesses, determined relative to comparable retail companies both in the UK and overseas.

France

- The cash flow projections are based on financial forecasts and strategy plans approved by the Board covering a five-year period, based on both past performance and expectations for future market development and include planned working capital movements and capital expenditure. Cash flows beyond this five-year period are extrapolated using a growth rate of 1.8% (2005: 1.8%) which does not exceed the long-term average growth rate for the retail businesses in France.
- The risk-adjusted discount rate of 8.0% (2005: 8.9%) is pre-tax and reflects the specific risks inherent in retail businesses, determined relative to comparable retail companies both in France and overseas.

13 Intangible assets

£ millions	Software	Other	Total
Cost			
At 1 February 2004	108.9	3.0	111.9
Additions	25.0	0.2	25.2
Effect of foreign exchange rate changes	0.5	–	0.5
At 29 January 2005	134.4	3.2	137.6
Additions	70.0	2.3	72.3
Disposals	(4.3)	–	(4.3)
Arising on acquisition of subsidiary	0.1	0.8	0.9
Effect of foreign exchange rate changes	0.4	0.2	0.6
At 28 January 2006	200.6	6.5	207.1
Amortisation			
At 1 February 2004	43.6	0.1	43.7
Charge for the year	23.5	0.2	23.7
Effect of foreign exchange rate changes	0.3	–	0.3
At 29 January 2005	67.4	0.3	67.7
Charge for the year	31.7	0.3	32.0
Impairment losses	7.5	–	7.5
Disposals	(1.9)	–	(1.9)
Effect of foreign exchange rate changes	0.1	–	0.1
At 28 January 2006	104.8	0.6	105.4
Net carrying amount			
At 28 January 2006	95.8	5.9	101.7
At 29 January 2005	67.0	2.9	69.9

The impairment losses relate to the software element of B&Q UK's reorganisation exceptional costs that have been charged in the year to the income statement (note 5).

The other intangible arising on acquisition of subsidiary represents the benefit of the preferential purchasing terms acquired through the OBI China acquisition (note 34).

Amortisation is charged directly to the income statement through selling and distribution and administrative expenses (note 7). The Group has no intangible assets with indefinite useful lives.

14 Property, plant and equipment

£ millions	Land and buildings	Fixtures, fittings and equipment	Total
Cost or valuation			
At 1 February 2004	2,290.4	1,041.8	3,332.2
Additions	183.0	239.8	422.8
Disposals	(17.4)	(76.3)	(93.7)
Reclassification	(127.9)	127.9	–
Transferred to investment properties	(14.0)	–	(14.0)
Effect of foreign exchange rate changes	45.5	6.7	52.2
At 29 January 2005	2,359.6	1,339.9	3,699.5
Additions	187.9	236.9	424.8
Disposals	(99.7)	(120.4)	(220.1)
Arising on acquisition of subsidiary	81.5	15.0	96.5
Transferred to investment properties	(0.4)	–	(0.4)
Effect of foreign exchange rate changes	20.9	5.9	26.8
At 28 January 2006	2,549.8	1,477.3	4,027.1
Depreciation			
At 1 February 2004	60.2	539.9	600.1
Charge for the year	27.4	108.0	135.4
Disposals	(6.4)	(65.1)	(71.5)
Reclassification	7.1	(7.1)	–
Transferred to investment properties	(0.3)	–	(0.3)
Effect of foreign exchange rate changes	0.6	3.4	4.0
At 29 January 2005	88.6	579.1	667.7
Charge for the year	28.1	121.5	149.6
Impairment losses	13.2	21.1	34.3
Disposals	(5.0)	(86.1)	(91.1)
Effect of foreign exchange rate changes	0.6	1.0	1.6
At 28 January 2006	125.5	636.6	762.1
Net carrying amount			
At 28 January 2006	2,424.3	840.7	3,265.0
At 29 January 2005	2,271.0	760.8	3,031.8
Assets in the course of construction included above at net carrying amount			
At 28 January 2006	239.9	129.8	369.7
At 29 January 2005	206.5	72.7	279.2
Assets held under finance lease included above at net carrying amount			
At 28 January 2006	34.8	21.0	55.8
At 29 January 2005	36.8	20.2	57.0

The impairment losses relate to the property, plant and equipment element of B&Q UK's exceptional reorganisation costs charged in the year, calculated by reference to fair value less costs to sell (see note 5).

The amount of interest capitalised in property, plant and equipment during the year was £3.3m (2005: £3.8m). The cumulative total of interest included at the balance sheet date was £16.8m (2005: £18.0m).

Land and buildings are analysed as follows:

£ millions	Freehold	Long leasehold	Short leasehold	Total 2006	Total 2005
Land and buildings	2,040.3	105.0	404.5	2,549.8	2,359.6
Aggregate depreciation	(33.5)	(1.3)	(90.7)	(125.5)	(88.6)
Net carrying amount					
At 28 January 2006	2,006.8	103.7	313.8	2,424.3	
At 30 January 2005					2,271.0

If the Group had continued to revalue properties after transition to IFRS, the value of the properties as at 28 January 2006 would have been £2,984.9m (2005: £2,458.3m).

Properties held at 1 February 2004 are at deemed cost, being the fair value of land and buildings as at the transition date to IFRS. Fair value is taken to be the open market value at the date of valuation. All property acquired from 1 February 2004 is carried at cost.

Included in land and buildings is leasehold land in the UK, Ireland, China, Poland and Russia. This leasehold land is in effect a prepayment for the use of land and is accordingly being amortised on a straight line basis over the estimated useful life of the assets.

The current gross value and accumulated depreciation of leasehold land included in land and buildings at 28 January 2006 was £260.9m and £39.0m (2005: £99.9m and £20.9m).

15 Investment property

£ millions	
Cost	
At 1 February 2004	5.7
Additions	0.1
Disposals	(1.5)
Transferred from property, plant and equipment	14.0
Effect of foreign exchange rate changes	0.9
At 29 January 2005	19.2
Disposals	(0.9)
Transferred from property, plant and equipment	0.4
Effect of foreign exchange rate changes	3.8
At 28 January 2006	22.5
Depreciation	
At 1 February 2004	–
Charge for the year	0.2
Transferred from property, plant and equipment	0.3
At 29 January 2005	0.5
Charge for the year	0.2
Impairment losses	5.8
Effect of foreign exchange rate changes	0.7
At 28 January 2006	7.2
Net carrying amount	
At 28 January 2006	15.3
At 29 January 2005	18.7

The impairment loss relates to the write-down of an asset from its carrying value to its recoverable amount.

On transition to IFRS, investment properties were restated to historic cost. Their fair value as at 28 January 2006 is £20.2m (2005: £23.2m).

16 Subsidiaries

A list of the significant investments in subsidiaries, including the name, country of incorporation, proportion of ownership interest is given in note 4 of the Company's separate financial statements.

17 Investments accounted for using equity method

£ millions	
At 1 February 2004	
Net assets excluding goodwill	149.5
Goodwill	13.2
At 1 February 2004	162.7
Additions-net assets	3.4
Disposals-net assets	(4.1)
Share of net profit after tax	14.0
Dividends	(2.3)
Effect of foreign exchange rate changes	–
	173.7
Analysed as:	
Net assets excluding goodwill	160.5
Goodwill	13.2
At 29 January 2005	173.7
Additions-net assets	2.2
Share of net profit after tax	11.4
Dividends	(4.9)
Effect of foreign exchange rate changes	2.6
	185.0
Analysed as:	
Net assets excluding goodwill	171.8
Goodwill	13.2
At 28 January 2006	185.0

During the year, £2.2m of capital injections were made into Koçtaş by both Kingfisher and the joint venture partner in equal proportion, which therefore had no impact on our overall % interest held.

During the prior year, the Group's associate interest in Crealfi was restructured. Crealfi managed the financial services arrangements for Kingfisher and Kesa Electricals in France. The Group sold its 23.2% interest in Crealfi ('old' Crealfi) for cash consideration of £4.8m. The trade and assets relating to the Group's business were transferred to a new company ('new' Crealfi) in which the Group acquired a 49% interest for £3.4m. A gain of £0.7m representing the net cash received was included in profit on disposal of available for sale financial assets for the prior year in note 5.

The Group also disposed of its joint venture interest in Flogistics for its net book value of £1 in the prior year.

Details of the significant joint ventures and associates is shown below:

Name	Country of incorporation	% Interest held	Description class of shares class owned	Main activity
Principal Joint Ventures				
B&Q International Co. Ltd.	Taiwan	50%	ordinary	Retailing
Koçtaş Yapi Marketleri Ticaret A.S.	Turkey	50%	ordinary	Retailing
Principal Associates				
Hornbach Holding A.G.	Germany	21.2%	ordinary & preference	Retailing
Crealfi S.A.	France	49%	ordinary	Finance

Aggregate amounts relating to joint ventures and associates:

			2006			2005
£ millions	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Current assets	34.0	157.2	191.2	26.8	164.4	191.2
Non-current assets	36.8	245.5	282.3	28.1	235.7	263.8
Current liabilities	(39.7)	(138.3)	(178.0)	(30.9)	(120.2)	(151.1)
Non-current liabilities	(0.4)	(110.1)	(110.5)	(0.3)	(129.9)	(130.2)
Net assets	30.7	154.3	185.0	23.7	150.0	173.7
Income	123.7	354.5	478.2	99.8	389.5	489.3
Expenses	(114.3)	(342.2)	(456.5)	(93.2)	(369.3)	(462.5)
Interest	(0.1)	(5.6)	(5.7)	(0.3)	(5.8)	(6.1)
Profit before tax	9.3	6.7	16.0	6.3	14.4	20.7
Tax	(2.2)	(2.4)	(4.6)	(1.0)	(5.7)	(6.7)
Share of post tax results	7.1	4.3	11.4	5.3	8.7	14.0

The Group had capital commitments to its joint ventures as at 28 January 2006 of £nil (2005: £nil). The joint venture partners had capital commitments to the Group's joint ventures of £nil as at 28 January 2006 (2005: £nil).

The joint ventures had contingent liabilities of £nil as at 28 January 2006 (2005: £nil).

18 Inventories

Inventories wholly comprise finished goods for resale.

The cost of inventories recognised as expenses and included in 'cost of goods sold' for the year ended 28 January 2006 amounted to £4,613.1m (2005: £4,329.7m).

19 Trade and other receivables

£ millions	2006	2005
Current		
Trade receivables	50.4	42.4
Less: provision for impairment of receivables	(3.4)	(1.8)
Trade receivables – net	47.0	40.6
Amounts owed by joint ventures and associates	0.2	0.3
Property receivables	20.8	9.1
Prepayments and accrued income	165.2	128.2
Derivative assets (note 24)	2.7	–
Other receivables	334.7	275.7
Total current trade and other receivables	570.6	453.9
Non-current		
Property receivables	0.3	14.3
Prepayments	14.1	11.4
Derivative assets (note 24)	31.9	–
Other receivables	5.4	0.9
Total non-current trade and other receivables	51.7	26.6
Total trade and other receivables	622.3	480.5

Other receivables principally comprise rebates due from suppliers.

The Directors consider that the carrying amount of trade and other receivables approximate their fair value. In addition, concentrations of credit risk with respect to trade receivables are limited, due to the Group's customer base being large and unrelated, and therefore no further credit risk provision is required in excess of the normal provision for doubtful receivables.

The Directors consider that the fair value of non-current trade and other receivables approximates the value at which they are shown above.

20 Cash and cash equivalents

£ millions	2006	2005
Cash at bank and in hand	211.3	94.6
Short-term deposits	22.8	67.5
	234.1	162.1

The increase in cash over the prior year primarily reflected reporting requirements under IFRS whereby pooled cash and overdraft balances cannot be reported net. Consequently there is also an increase in overdraft balances (note 21).

Of the total deposits listed above, there are cash deposits of £22.8m (2005: £67.5m), comprising money market deposits, attracting interest rates based on LIBOR or equivalent market rates, fixed for periods of up to three months. The carrying amounts of these assets approximate to their fair values.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise the following at 28 January 2006:

£ millions	2006	2005
Cash at bank and in hand	211.3	94.6
Short-term deposits	22.8	67.5
Bank overdrafts (note 21)	(120.4)	(56.2)
	113.7	105.9

21 Borrowings and other financial liabilities

£ millions	2006	2005
Current		
Bank loans	222.7	124.1
Bank overdrafts	120.4	56.2
Obligations under finance leases	3.7	4.6
	346.8	184.9
Non-current		
Bank loans	63.5	9.4
Medium Term Notes	1,123.8	738.9
Obligations under finance leases	68.2	70.0
	1,255.5	818.3
Total borrowings	1,602.3	1,003.2

Bank loans and overdrafts

Current bank loans mature within the next 12 months and overdrafts are repayable on demand. Both bank loans and overdrafts are arranged at floating rates of interest and expose the Group to cash flow interest rate risk.

Non-current bank loans consist of a £50m term loan maturing in February 2009, which bears an interest rate based on LIBOR fixed for periods up to six months. The remaining bank loans are arranged at fixed rates of interest which have an average maturity of two years and an Effective Interest Rate of 5.0%. The fixed rate loans expose the Group to fair value interest rate risk.

Within borrowings, an amount of £nil (2005: £nil) is secured over property, stock and other assets.

Medium Term Notes

Medium Term Notes (MTN) have been issued under the Group's €2,500m MTN programme as follows:

£ millions				2006
Maturity date	Issued amount	Coupon	Effective interest rate	Carrying amounts
23 Mar 2010 [1]	£150m	6.875%	7.016%	158.1
21 Oct 2010 [2]	€500m	4.50%	4.635%	342.4
15 Dec 2014 [3]	£250m	5.625%	5.761%	249.8
23 Nov 2012 [4]	€550m	4.125%	4.273%	373.5
				1,123.8

1 Swapped to floating rate Sterling based on 3 month LIBOR plus a margin using an interest rate derivative contract as disclosed in note 24.
2 €200m swapped to floating rate euro based on 3 month EURIBOR plus a margin using an interest rate derivative contract as disclosed in note 24.
3 Swapped to floating rate euro based on 3 month EURIBOR plus a margin using a cross-currency interest rate derivative contract as disclosed in note 24.
4 €220m swapped to floating rate euro based on 3 month EURIBOR plus a margin using an interest rate derivative contract and €330m swapped to floating rate Sterling based on 3 month LIBOR plus margin using a cross-currency interest rate derivative contract as disclosed in note 24.

Medium Term Notes which have been swapped to floating interest rates are repriced on a quarterly basis.

The Group issued a €550m MTN during the year (2005: £nil). No MTNs were repaid during the year (2005: £nil).

Finance lease commitments

The Group leases certain of its buildings and fixtures and equipment under finance leases. The average lease term maturity for buildings is 18 years and for fixtures and equipment is three years. Building leases include a clause to enable upward revision of the rental charge to prevailing market conditions.

The Group has finance leases for various items of property, plant and equipment. Future minimum lease payments under finance leases, together with the present value of minimum lease payments, are as follows:

	2006		2005	
£ millions	Present value of payments	Minimum payments	Present value of payments	Minimum payments
Within one year	3.7	9.0	4.6	9.4
After one year but not more than five years	23.9	49.2	22.2	42.4
Over five years	44.3	71.3	47.8	82.0
Total minimum lease payments	71.9	129.5	74.6	133.8
Less amounts representing finance charges		(57.6)		(59.2)
Present value of minimum lease payments		71.9		74.6

The interest rate inherent in the finance leases is fixed at the contract date for all of the lease term and therefore exposes the Group to fair value interest rate risk. The Effective Interest Rate on the Group's finance leases is 8.7%.

21 Borrowings and other financial liabilities continued

Fair value of borrowings

The Directors estimate the fair value of the Group's current bank loans and overdrafts and obligations under finance leases approximate to their carrying value.

Where available, market values have been used to determine the fair value of non-current borrowings. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates. The carrying amounts and fair values of the non-current borrowings are as follows:

£ millions	2006 Carrying amounts	2006 Fair values
Bank loans	63.5	64.2
Medium Term Notes	1,123.8	1,134.6
Obligations under finance leases	68.2	83.3
	1,255.5	1,282.1

UK GAAP comparatives

IAS 32 'Financial Instruments: Disclosure and Presentation' was not adopted until 30 January 2005. Comparative information in relation to carrying values and fair values is therefore presented below under UK GAAP.

£ millions	2005 Book value	2005 Fair value
Primary financial instruments held or issued to finance the Group's operations		
Fixed asset investments	–	–
Long-term borrowings	(776.7)	(813.6)
	(776.7)	(813.6)
Derivative financial instruments held to manage the interest rate and currency profile		
Interest rate swaps and similar instruments	9.6	23.2
Cross currency interest rate swaps	5.1	6.1
Currency options	–	–
Forward foreign currency contracts	–	(6.7)
	14.7	22.6
	(762.0)	(791.0)

22 Borrowing facilities

At 28 January 2006 the Group had the following undrawn committed borrowing facilities available:

£ millions	2006	2005
Expiring within one year	–	–
Expiring in more than one year but no more than two years	–	–
Expiring beyond two years	500.0	540.0
	500.0	540.0

The Group has access to a £500m committed revolving credit facility, maturing in August 2010, provided by a number of banks. This facility is available to be drawn to support the general corporate purposes of the Group including working capital requirements. Since the year end, Kingfisher has entered into a new committed bank revolving credit facility totalling £300m. This facility matures in March 2007, but Kingfisher has an option to extend it for a further 12 months.

23 Trade and other payables

£ millions	2006	2005
Current		
Trade payables	986.0	964.2
Other taxation and social security	168.2	161.0
Accruals	241.8	223.2
Deferred income	105.6	67.8
Derivative liabilities (note 24)	4.3	–
Owed to associated undertakings	0.2	–
Other payables	244.7	271.7
Total current trade and other payables	1,750.8	1,687.9
Non-current		
Accruals	0.1	0.9
Derivative liabilities (note 24)	5.6	–
Total non-current trade and other payables	5.7	0.9
Total trade and other payables	1,756.5	1,688.8

Accruals include allowance for customer returns, representing the estimate of future sales returns at the year end.

The Directors consider that the carrying amounts of trade and other payables approximate their fair value.

24 Derivative financial instruments

The Group uses interest rate and foreign exchange derivatives to hedge the risk arising from raising finance, the purchase of inventory in foreign currency and net investments in overseas subsidiaries.

Fair value of derivative financial instruments

The fair value of derivative financial instruments is calculated by discounting the future cash flows arising from the instrument using market rates. At the balance sheet date the fair values were:

£ millions	2006 Assets	2006 Liabilities
Current		
Cash flow hedges [a]	2.6	(0.5)
Non-designated hedges [b]	0.1	(3.8)
Total current derivative financial instruments	2.7	(4.3)
Non-current		
Net investment hedges [c]	4.7	(1.8)
Fair value hedges [d]	27.2	(3.8)
Total non-current derivative financial instruments	31.9	(5.6)
Total derivative financial instruments	34.6	(9.9)

[1] Foreign currency cash flow risk arises from the purchase of inventory in foreign currencies. This risk is hedged using forward foreign exchange contracts to match committed and a proportion of forecast inventory purchases arising in the next 12 months. At 28 January 2006 the Sterling equivalent notional amount of such contracts was £128.0m and the net fair value gains and losses on open forward foreign exchange contracts which hedge the foreign currency risk of anticipated future purchases (i.e. cash flow hedges) will be transferred to the income statement when the inventory is sold within the next 12 months, based on average stock turn. Amounts of £3.2m and £(2.7)m have been transferred to the income statement and inventories respectively, for contracts which matured during the period (see note 30).

[2] The Group has entered into certain derivatives to provide a hedge of fluctuations in the income statement arising from balance sheet positions. At 28 January 2006 the Sterling equivalent notional amount of such contracts was £412.4m. These have not been hedge accounted, since the fair value movements of the derivative in the income statement offset the retranslation of the balance sheet position. These include a forward foreign exchange contract hedging part of the funding of the Group's overseas operations and a cross-currency foreign exchange swap converting a euro-denominated debt into a Sterling liability.

[3] The Group has entered into forward foreign exchange contracts and cross-currency interest rate swaps to hedge part of the currency exposure arising from its overseas investments. At 28 January 2006 the Sterling equivalent notional amount of such contracts was £308.5m.

[4] The Group is exposed to interest rate risk. Interest rate swap contracts have been transacted which convert fixed rate debt issued under the Group's MTN programme to a floating rate liability (see note 21).

The UK GAAP fair value comparative information is provided in note 21.

The Group has reviewed all contracts for embedded derivatives which are required to be accounted for separately if they do not meet certain criteria. The Group does not have any embedded derivatives which are not closely related to the host contract and therefore there is no requirement to bring them on to the balance sheet at fair value.

UK GAAP comparatives

In accordance with IFRS 1 paragraph 36A, the Group has deferred the implementation of the standards IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' until the financial year ended 28 January 2006. The table below details the unrecognised gains and losses on instruments used for hedging and the movements for the year ended 29 January 2005 as prepared under UK GAAP.

	Gains	Losses	Total net gains/(losses)
Unrecognised gains and losses on hedges at 1 February 2004	15.0	(16.6)	(1.6)
Gains and losses arising in previous years or pre-acquisition periods that were recognised in the period to 29 January 2005	2.9	(16.6)	(13.7)
Gains and losses arising in the previous years or pre-acqusition periods that were not recognised in the period to 29 January 2005	12.1	–	12.1
Gains and losses arising in the period ending 29 January 2005 that were not recognised in that period	9.9	(14.1)	(4.2)
Unrecognised gains and losses on hedges at 29 January 2005	22.0	(14.1)	7.9
Of which:			
Gains and losses expected to be recognised within one year	2.6	(14.1)	(11.5)
Gains and losses expected to be recognised after more than one year	19.4	–	19.4
	22.0	(14.1)	7.9

25 Interest rate and currency profile of gross financial assets and liabilities

The maturity profile based on cash flows of financial assets and liabilities is presented below. Additional information is presented on the interest rate and currency profile of financial instruments.

Gross financial assets

Assets	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Cash (note 20)	234.1	–	–	–	–	–	234.1
Receivables due after one year (note 19)	–	15.0	–	0.4	–	4.4	19.8
Derivatives (note 24)	2.7	–	–	–	20.9	11.0	34.6
Total	236.8	15.0	–	0.4	20.9	15.4	288.5

Analysed by currency:	
Sterling	80.7
euro	69.1
US Dollar	49.5
Other	89.2
Total	288.5

Analysed by interest rate profile:	
Fixed	0.7
Floating	195.1
Non-interest bearing	92.7
Total	288.5

Gross financial liabilities

Liabilities	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Bank loans (note 21)	221.9	0.8	3.7	53.9	5.9	–	286.2
Overdrafts (note 21)	120.4	–	–	–	–	–	120.4
Medium Term Notes (note 21)	–	–	–	–	500.5	623.3	1,123.8
Finance leases (note 21)	3.7	4.6	5.0	7.4	6.8	44.4	71.9
Derivatives (note 24)	1.0	4.8	–	0.4	–	3.7	9.9
Onerous property contracts (note 28)	2.6	4.8	1.6	1.0	0.4	0.7	11.1
B&Q restructuring provision (note 28)	44.0	89.5	13.2	0.2	–	–	146.9
Total	393.6	104.5	23.5	62.9	513.6	672.1	1,770.2

Analysed by currency:	
Sterling	610.3
euro	1,046.1
US Dollar	0.7
Other	113.1
Total	1,770.2

Analysed by interest rate profile:	
Fixed	290.9
Floating	1,321.3
Non-interest bearing	158.0
Total	1,770.2

25 Interest rate and currency profile of gross financial assets and liabilities continued

UK GAAP comparatives

IAS 32 'Financial Instruments: Disclosure and Presentation' was not adopted until 30 January 2005. Comparative information in relation to interest rate risk and currency profile is therefore presented below under UK GAAP.

Gross financial assets

Currency	Gross assets £ millions	Floating rate assets £ millions	Fixed rate assets £ millions	Weighted average interest rate on fixed rate assets %	Weighted average time for which rate is fixed Years	Non-interest bearing assets £ millions	Weighted average time until maturity Years
At 29 January 2005							
Sterling	116.8	90.6	–	–	–	26.2	0.6
euro	31.9	4.7	–	–	–	27.2	0.1
Other	40.0	7.0	19.7	0.71	–	13.3	4.2
Gross financial assets	188.7	102.3	19.7	0.71	–	66.7	1.1
Of which:							
Debtors due after more than one year (note 19)	26.6						
Cash and cash equivalents (note 20)	162.1						
	188.7						

The floating rate financial assets have interest rates based upon LIBOR and EURIBOR, fixed for periods of up to 12 months.

Gross financial liabilities

Currency	Gross liabilities £ millions	Floating liabilities £ millions	Fixed liabilities £ millions	Weighted average interest rate on fixed liabilities %	Weighted average time for which rate is fixed Years	Non-interest bearing liabilities £ millions	Weighted average time until maturity Years
At 29 January 2005							
Sterling	217.9	150.5	47.1	8.98	20.6	20.3	2.7
euro	744.3	505.1	238.8	4.66	5.5	0.4	0.6
Other	58.8	58.8	–	–	–	–	–
Gross liabilities	1,021.0	714.4	285.9	5.33	7.8	20.7	2.7
Of which:							
Bank loans and overdrafts (note 21)	180.3						
Obligations under finance leases less than one year (note 21)	4.6						
External funding due after more than one year (note 21)	748.3						
Onerous property contracts (note 28)	17.8						
Obligations under finance leases more than one year (note 21)	70.0						
	1,021.0						

The floating rate liabilities have interest rates based upon LIBOR and EURIBOR, fixed for periods of up to 12 months and include fixed rate debt which has been swapped to floating rate using interest rate derivative contracts.

26 Deferred tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

£ millions	2006	2005
Deferred tax liabilities	(304.9)	(309.3)
Deferred tax assets	100.5	117.1
	(204.4)	(192.2)

The gross movement on the deferred income tax account is as follows:

£ millions	2006	2005
Beginning of the year	(192.2)	(203.9)
Exchange differences	(7.4)	(4.5)
Arising on acquisition of subsidiary	(10.2)	–
Income statement charge	(14.7)	(10.7)
Tax charged to equity	20.1	26.9
End of the year	(204.4)	(192.2)

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets

£ millions	Provisions	Tax losses	Retirement benefit obligations	Other	Total
At 1 February 2004	21.9	0.5	69.5	3.2	95.1
(Charge)/credit to income	(3.1)	0.6	(0.6)	3.2	0.1
(Charge)/credit to equity	–	–	23.8	(0.3)	23.5
Exchange differences	(1.6)	–	–	–	(1.6)
At 29 January 2005	17.2	1.1	92.7	6.1	117.1
Credit/(charge) to income	4.3	–	(37.7)	–	(33.4)
Credit to equity	–	–	14.5	4.4	18.9
Arising on acquisition of subsidiary	–	0.9	–	–	0.9
Exchange differences	(2.5)	(0.5)	–	–	(3.0)
At 28 January 2006	19.0	1.5	69.5	10.5	100.5

Deferred tax liabilities

£ millions	Accelerated tax depreciation	Gains on property	Total
At 1 February 2004	(111.4)	(187.6)	(299.0)
Credit/(charge) to income	27.5	(38.3)	(10.8)
Credit to equity	0.2	3.2	3.4
Exchange differences	(2.9)	–	(2.9)
At 29 January 2005	(86.6)	(222.7)	(309.3)
(Charge)/credit to income	(6.9)	25.6	18.7
Credit to equity	–	1.2	1.2
Arising on acquisition of subsidiary	–	(11.1)	(11.1)
Exchange differences	(4.4)	–	(4.4)
At 28 January 2006	(97.9)	(207.0)	(304.9)

At the balance sheet date, the Group has unused tax losses of £79.1m (2005: £39.2m) available for offset against future profits. A deferred tax asset has been recognised in respect of £4.5m (2005: £3.3m) of such losses. No deferred tax asset has been recognised in respect of the remaining £74.6m (2005: £35.9m) due to the unpredictability of future profit streams. Included in unrecognised tax losses are tax losses arising in China and South Korea of £53.2m (2005: £16.1m) which can only be carried forward in the next one to five years and tax losses arising in Spain of £13.2m (2005: £11.1m) which can only be carried forward for up to 15 years. Other losses may be carried forward indefinitely.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future. If the earnings were remitted, tax of £36.6m (2005: £369.5m) would be payable.

The closing deferred tax balance of £204.4m includes liabilities of £6.0m (2005: £4.2m) and assets of £40.1m (2005: £59.4m) expected to reverse within 12 months of the balance sheet date.

27 Post employment benefits

The Group operates a variety of post employment benefit arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. The most significant are the funded, final salary defined benefit and defined contribution schemes for the Group's UK employees, however various defined benefit and defined contribution schemes are operated in France, Poland, Italy, China and South Korea. In France and Poland, they are retirement indemnity in nature, and in South Korea and Italy termination indemnity in nature.

Defined contribution schemes

Pension costs for defined contributions schemes, at rates specified in the individual plans' rules, are as follows:

£ millions	2006	2005
Defined contribution schemes (note 8)	3.7	2.1

Defined benefit schemes

Balance sheet obligations:

£ millions	2006	2005
Defined benefit liabilities	239.6	325.7

The amount of the defined benefit obligation at 28 January 2006 which relates to funded defined benefit schemes is £232.0m (2005: £320.0m).

Income statement charge:

£ millions	2006	2005
Pension benefits charged to operating profit (note 8)	36.9	38.0
Net finance cost (note 6)	3.8	5.1
	40.7	43.1

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligations were carried out at 28 January 2006. The principal actuarial assumptions and expected rates of return used were as follows:

	2006		2005	
Annual % rate	UK %	Other %	UK %	Other %
Discount rate	4.7	4.0 to 6.0	5.3	4.2 to 5.5
Salary escalation	4.3	2.0 to 6.7	4.3	2.0 to 6.7
Rate of pension increases	2.7	n/a	2.7	n/a
Price inflation	2.7	2.0 to 2.5	2.7	2.0 to 2.5

	2006		2005	
% rate of return	UK %	Other %	UK %	Other %
Equities	7.6	–	7.8	–
Bonds	4.2	–	4.7	–
Property	5.9	–	6.2	–
Other	3.7	4.0	3.7	4.0
Overall expected rate of return	6.1	4.0	6.6	4.0

The overall expected rate of return is effectively a weighted average of the individual asset categories and their inherent expected rates of return.

The main financial assumption is the real discount rate, i.e. the excess of the discount rate over the rate of inflation. If this assumption increased/decreased by 0.1%, the UK defined benefit obligation would decrease/increase by approximately £30m, and the annual UK current service cost would decrease/increase by approximately £1.4m.

The assumptions for pensioner longevity are based on an analysis of pensioner death trends under the scheme over the period from 1998 to 2004, together with allowances for future improvements to death rates for all members. The specific tables used are the same as those used in the 2004 funding valuation, namely PMA92C2010 for male pensioners, PFA92C2010 (+2 year age rating) for female pensioners. Further allowances for improving longevity are included for members yet to retire. Based on observed trends, the assumed average age at death for current pensioners reaching age 60 is 81.2 for a male and 83.3 for a female. When members who are yet to retire reach age 60, our assumed average age at death is 84.4 for a male and 85.8 for a female. These assumptions will be reviewed following the next funding valuation due no later than as at 31 March 2007.

The amounts recognised in the income statement are as follows:

	2006			2005		
£ millions	UK	Other	Total	UK	Other	Total
Amounts charged to operating profit:						
Current service cost	33.2	3.7	36.9	33.8	3.7	37.5
Past service cost	–	–	–	0.5	–	0.5
Total operating charge (note 8)	33.2	3.7	36.9	34.3	3.7	38.0
Amounts credited/(charged) to other finance costs:						
Expected return on pension scheme assets	(58.9)	(0.4)	(59.3)	(51.5)	(0.4)	(51.9)
Interest on pension scheme liabilities	61.7	1.4	63.1	55.5	1.5	57.0
Net financing cost (note 6)	2.8	1.0	3.8	4.0	1.1	5.1
Total charged to income statement	36.0	4.7	40.7	38.3	4.8	43.1

27 Post employment benefits continued

Of the charge to operating profit for the year, £25.4m (2005: £27.7m) and £11.5m (2005: £10.3m) were included, respectively, in selling and distribution and administrative expenses and £3.8m (2005: £5.1m) was included in finance costs. Actuarial gains and losses have been reported in the statement of recognised income and expense.

The actual return on pension scheme assets is as follows:

			2006			2005
£ millions	UK	Other	Total	UK	Other	Total
Actual return on pension scheme assets	185.7	0.5	186.2	84.5	0.5	85.0

The amounts included in the balance sheet, within non-current liabilities, arising from the Group's obligations in respect of its defined benefit retirement schemes, are determined as follows:

			2006			2005
£ millions	UK	Other	Total	UK	Other	Total
Present value of defined benefit obligations	(1,420.4)	(39.1)	(1,459.5)	(1,186.1)	(33.0)	(1,219.1)
Fair value of scheme assets	1,209.8	10.1	1,219.9	884.0	9.4	893.4
Net liability recognised in the balance sheet	(210.6)	(29.0)	(239.6)	(302.1)	(23.6)	(325.7)

Movements in the present value of defined benefit obligations on the balance sheet are as follows:

			2006			2005
£ millions	UK	Other	Total	UK	Other	Total
Defined benefit obligation at beginning of year	(1,186.1)	(33.0)	(1,219.1)	(1,013.1)	(27.1)	(1,040.2)
Total service cost charged in the income statement (as above)	(33.2)	(3.7)	(36.9)	(34.3)	(3.7)	(38.0)
Interest cost	(61.7)	(1.4)	(63.1)	(55.5)	(1.5)	(57.0)
Actuarial gains and losses	(170.0)	(2.5)	(172.5)	(111.8)	(0.6)	(112.4)
Contributions paid by employees	(12.6)	–	(12.6)	(14.1)	–	(14.1)
Benefits paid	43.2	1.3	44.5	42.7	1.2	43.9
Exchange differences	–	0.2	0.2	–	(1.3)	(1.3)
Deficit benefit obligation at end of year	(1,420.4)	(39.1)	(1,459.5)	(1,186.1)	(33.0)	(1,219.1)

Movements in the fair value of scheme assets on the balance sheet are as follows:

			2006			2005
£ millions	UK	Other	Total	UK	Other	Total
Fair value of plan assets at beginning of year	884.0	9.4	893.4	785.1	8.8	793.9
Expected return of pension scheme assets (as above)	58.9	0.4	59.3	51.5	0.4	51.9
Actuarial gains and losses	126.8	0.1	126.9	33.0	0.1	33.1
Contributions paid by employer	170.7	1.6	172.3	43.0	1.1	44.1
Contributions paid by employees	12.6	–	12.6	14.1	–	14.1
Benefits paid	(43.2)	(1.3)	(44.5)	(42.7)	(1.2)	(43.9)
Exchange differences	–	(0.1)	(0.1)	–	0.2	0.2
Fair value of plan assets at end of year	1,209.8	10.1	1,219.9	884.0	9.4	893.4

The total net actuarial gains and losses for the year ended 28 January 2006 were a loss of £45.6m (2005: loss of £79.3m), as shown in the statement of recognised income and expense. The cumulative amount recognised in the statement of recognised income and expense at 28 January 2006 is a loss of £124.9m (2005: loss of £79.3m).

The analysis of the scheme assets at the balance sheet date is as follows:

				2006				2005
£ millions	UK	Other	Total	% of total	UK	Other	Total	% of total
Equities	638.5	–	638.5	52%	509.8	–	509.8	57%
Bonds	449.4	–	449.4	37%	262.7	–	262.7	29%
Property	96.7	–	96.7	8%	80.2	–	80.2	9%
Other	25.2	10.1	35.3	3%	31.3	9.4	40.7	5%
Total market value of assets	1,209.8	10.1	1,219.9	100%	884.0	9.4	893.4	100%

The pension plans do not hold any other assets than those disclosed above.

27 Post employment benefits continued

The history of experience adjustments is as follows:

UK £ millions	2006	2005	2004
Present value of defined benefit obligations	(1,420.4)	(1,186.1)	(1,013.1)
Fair value of scheme assets	1,209.8	884.0	785.1
Net liability in the scheme	(210.6)	(302.1)	(228.0)
Experience adjustments on scheme liabilities	(170.0)	(111.8)	–
Percentage of scheme liabilities	12.0%	9.4%	n/a
Experience adjustments on scheme assets	126.8	33.0	–
Percentage of scheme assets	10.5%	3.7%	n/a

Other £ millions	2006	2005	2004
Present value of defined benefit obligations	(39.1)	(33.0)	(27.1)
Fair value of scheme assets	10.1	9.4	8.8
Net liability in the scheme	(29.0)	(23.6)	(18.3)
Experience adjustments on scheme liabilities	(2.5)	(0.6)	–
Percentage of scheme liabilities	6.4%	1.8%	n/a
Experience adjustments on scheme assets	0.1	0.1	–
Percentage of scheme assets	1.0%	1.1%	n/a

The estimated amount of contributions expected to be paid to the UK, France and other pension schemes during the next financial year is £102.4m (2005: £172.3m).

28 Provisions

£ millions	Onerous property contracts	B&Q restructuring provision	Total
At 29 January 2005	17.8	–	17.8
Charge to income statement	0.8	224.3	225.1
Utilised in the year	(7.5)	(77.4)	(84.9)
At 28 January 2006	11.1	146.9	158.0
Included in current liabilities	2.6	44.0	46.6
Included in non-current liabilities	8.5	102.9	111.4
	11.1	146.9	158.0

Within the onerous property contracts provision, Kingfisher has provided against future liabilities for all properties sublet at a shortfall and long-term idle properties. The provision is based on the value of future cash outflows relating to rent, rates and service charges. This excludes idle properties related to the B&Q UK restructuring programme which are included in the B&Q restructuring provision.

The B&Q restructuring provision represents the estimated cost of the B&Q UK store and head office restructuring programme and the termination of the B&Q UK financial services arrangement as detailed further in note 5. This provision has been discounted to reflect the time value of money and the risks associated with the specific liabilities. The provision is expected to be utilised over the next two to three years. The ultimate costs and timing of cash flows are dependent on exiting the property lease contracts on the closed stores and sub-dividing and sub-letting the surplus space released from those stores to be downsized.

29 Share capital

Allotted and fully paid	Number of ordinary shares millions	Share capital £ millions	Share premium £ millions	Treasury shares £ millions	Total £ millions
At 1 February 2004	2,331.4	366.3	2,150.9	(126.8)	2,390.4
Scrip dividend alternative (2004 final)	1.9	0.3	(0.3)	–	–
Scrip dividend alternative (2005 interim)	6.6	1.0	(1.0)	–	–
Shares issued to satisfy share option scheme exercises	8.1	1.4	16.6	–	18.0
Treasury shares disposed to satisfy share option scheme exercises	–	–	–	26.5	26.5
At 29 January 2005	2,348.0	369.0	2,166.2	(100.3)	2,434.9
Shares issued to satisfy share option scheme exercises	5.3	0.8	9.1	–	9.9
Treasury shares disposed to satisfy share option scheme exercises	–	–	–	5.2	5.2
At 28 January 2006	2,353.3	369.8	2,175.3	(95.1)	2,450.0

The total number of authorised ordinary shares is 3,022.7m shares (2005: 3,022.7m shares) with a par value of 15⅝p per share (2005: 15⅝p per share). All issued shares are fully paid.

Treasury shares represent the Kingfisher plc shares held by the Kingfisher Employee Share Ownership Trust.

30 Other reserves

£ millions	Hedging reserve	Translation reserve	Non-distributable reserves	Retained earnings	Total
Balance at 1 February 2004	–	–	159.0	1,550.7	1,709.7
Actuarial losses on post employment benefits	–	–	–	(79.3)	(79.3)
Scrip dividend alternative	–	–	–	25.4	25.4
Treasury shares disposed	–	–	–	(13.1)	(13.1)
Share-based compensation charge	–	–	–	6.7	6.7
Currency translation differences	–	59.7	–	–	59.7
Deferred tax on items taken from/transferred to equity	–	(3.6)	–	28.4	24.8
Net gains and losses recongised directly in equity	–	56.1	–	(31.9)	24.2
Profit for the year	–	–	–	446.0	446.0
Total recognised income and expense for the year	–	56.1	–	414.1	470.2
Dividends	–	–	–	(230.2)	(230.2)
At 29 January 2005	–	56.1	159.0	1,734.6	1,949.7
First time adoption adjustment in respect of IAS 39	(4.4)	0.7	–	1.5	(2.2)
Restated balance at 30 January 2005	(4.4)	56.8	159.0	1,736.1	1,947.5
Actuarial losses on post employment benefits	–	–	–	(45.6)	(45.6)
Treasury shares disposed	–	–	–	(2.6)	(2.6)
Share-based compensation charge	–	–	–	14.0	14.0
Share-based compensation – Shares awarded	–	–	–	(0.9)	(0.9)
Currency translation differences	–	28.4	–	–	28.4
Gains and losses deferred in equity	7.5	–	–	–	7.5
Transferred to income statement in the period	(2.7)	–	–	–	(2.7)
Transferred to initial carrying amount of asset	3.2	–	–	–	3.2
Deferred tax on items taken from/transferred to equity	(2.4)	6.9	–	15.6	20.1
Net gains and losses recongised directly in equity	5.6	35.3	–	(19.5)	21.4
Profit for the year	–	–	–	139.5	139.5
Total recognised income and expense for the year	5.6	35.3	–	120.0	160.9
Dividends	–	–	–	(247.4)	(247.4)
At 28 January 2006	1.2	92.1	159.0	1,608.7	1,861.0

Deferred tax on items taken from/transferred to equity is comprised of UK corporation tax of £19.3m (2005: £24.0m) and overseas tax of £0.8m (2005: £0.8m).

Included within retained earnings is the historic revaluation reserve held prior to the adoption of IFRS amounting to £265.4m (2005: £278.6m).

The non-distributable reserve represents the premium on the issue of convertible loan stock in 1993, the merger reserve relating to the acquisition of Darty and the dividend in specie received from a subsidiary prior to the demerger of Woolworths.

31 Share-based payments

All grants of options are made by the Remuneration Committee, which consists solely of Non-Executive Directors.

The Executive, International Executive and Phantom Share Option Schemes have been replaced by the Kingfisher Incentive Scheme. The first grant of options under the Kingfisher Incentive Scheme was made in April 2004. A full description of the Scheme and its operation is provided on pages 37 to 39 of the Remuneration report.

The last grant of options under the Executive, International Executive and Phantom Share Option Schemes was made in April 2003. Under these Schemes, participants received a bi-annual allocation of options based on their position in the Group. These options are capable of exercise after at least three years and within 10 years of the date of grant. The only exceptions are the Phantom Share Options granted on 23 October 1997. On the exercise of Phantom Options, applicants receive in cash the increase in value of the allocated number of notional shares in the Company. In total, 15 members of key management held various options as at 28 January 2006.

In addition, all permanent employees (excluding those receiving Executive Options) were granted options over 400 shares in both 1997 and 1998, provided that they were employed as at 19 March 1997 and in employment on the date of grant. These options are within the Executive Share Option Scheme.

Under the UK ShareSave Plan, eligible UK employees have been invited to enter into Inland Revenue approved savings contracts for a period of three or five years, whereby shares may be acquired with repayments under the contract. The option price has been the average market price over three days shortly before an offer to subscribe, discounted by a maximum of 20%. Options are exercisable within a six month period from the conclusion of a three or five year period.

An International ShareSave Plan, along the lines of the UK ShareSave Plan is available for eligible employees overseas. There are 8,338 employees in ShareSave Plans, of which 99 are in the International Plan at 28 January 2006.

Reconciliation of option movements:

	2006		2005	
	Options	Weighted average exercise price £	Options	Weighted average exercise price £
Outstanding at beginning of period	20,211,101	1.84	14,091,185	2.03
Granted during the period[1,2]	7,932,848	1.24	7,862,690	1.50
Forfeited during the period	(3,144,410)	2.08	(1,316,345)	1.92
Exercised during the period	(376,045)	0.82	(374,223)	1.43
Expired during the period	(51,288)	1.56	(52,206)	1.93
Outstanding at the end of the period	24,572,206	1.63	20,211,101	1.84
Exercisable at the end of the period	1,704,209	2.05	843,926	2.20

[1] The charge to the income statement for the years ended 28 January 2006 and 29 January 2005 in respect of share based payments includes the first year's charge of the 2006 and 2005 Kingfisher Incentive Scheme (KIS) share grants respectively, based on the cash bonus for the year. Since grants under the KIS are made following the year end to which the first year of charge relates, it is not possible to give the number of options granted until after the year end.

[2] The weighted average exercise price for options granted during the period represents a blend of nil price KIS options and discounted ShareSave options.

Options were exercised on a regular basis throughout the period. On that basis, the weighted average share price during the year, rather than at the date of exercise, was £2.49 (2005:£2.63). The options outstanding at the end of the year have a weighted average remaining contractual life of 4.23 years (2005: 5.24 years). The weighted average exercise price for share options outstanding at the end of the year was £1.63 (2005: £1.84).

During the year ended 28 January 2006, options were granted on 6 April 2005 and 27 October 2005. During the year ended 29 January 2005, options were granted on 29 April 2004 and 22 October 2004. The weighted average fair value of those options at the grant date was £1.32 (2005: £1.58). The fair value of share options and deferred shares is obtained using the Black-Scholes and Stochastic option pricing models. The inputs into these models are as follows:

	2006	2005
Weighted average share price	2.49	2.63
Weighted average exercise price	1.63	1.84
Expected volatility	35%	35%
Expected life	3 – 6yrs	3 – 6yrs
Risk free rate	3.6 – 4.8%	3.6 – 4.8%
Dividend yield	3.3 – 5.3%	3.3 – 5.3%

Expected volatility was determined for each individual award, by calculating the historical volatility of the Group's share price immediately prior to the grant of the award, over the same period as the vesting period of each award, adjusted by management's expectation of future volatility. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The Group recognised a total expense of £14.1m in the year ended 28 January 2006 (2005: £6.8m) relating to share-based payment transactions in 2006 and 2005 respectively, of which £14.0m (2005: £6.7m) related to equity-settled share-based payment transactions. The total carrying amount for liabilities arising from cash settled share-based payment transactions at the end of the period was £0.1m (2005: £0.1m).

32 Net cash flows from operating activities

£ millions

	2006	2005
Group operating profit	269.5	676.4
Adjustments for:		
Depreciation of property, plant and equipment and investment property	149.8	135.6
Amortisation of intangible assets	32.0	23.7
Impairment loss on property, plant and equipment and investment property	40.1	–
Impairment loss on intangible assets	7.5	–
Share-based compensation charge	14.1	6.7
Loss on sale of operations	–	17.7
Share of post tax results of joint ventures and associates	(11.4)	(14.6)
Loss on disposal of property, plant and equipment and investment property	22.5	2.8
Loss on disposal of intangible assets	2.0	–
Profit on disposal of available for sale financial assets	(3.6)	(0.9)
Operating cash flows before movements in working capital	522.5	847.4
Movements in working capital (excluding the effects of acquisitions and disposals of subsidiaries and exchange differences on consolidation):		
Increase in inventories	(33.3)	(246.6)
Increase in trade and other receivables	(97.3)	(72.9)
Increase in trade and other payables	27.3	175.8
Decrease in post employment benefits	(135.2)	(4.3)
Increase/(decrease) in provisions	140.2	(0.6)
	(98.3)	(148.6)
Cash generated by operations	424.2	698.8
Income taxes paid	(120.1)	(167.3)
Net cashflows from operating activities	304.1	531.5

33 Reconciliation of net debt

Net debt incorporates the Group's borrowings (together with related fair value movements of derivatives on the debt), bank overdrafts and obligations under finance leases, less cash and cash equivalents.

£ millions

	2006	2005
Net debt at start of year	(841.1)	(891.4)
Net increase in cash and cash equivalents	1.8	76.8
Decrease in available for sale financial assets	–	(7.9)
Amortisation of underwriting and issue costs of new debt	(0.5)	–
Increase in debt and lease financing	(516.2)	(30.4)
Currency translation differences and fair value adjustments on financial instruments	0.8	11.8
Net debt at end of year	(1,355.2)	(841.1)

34 Acquisitions

On 30 June 2005, the Group acquired 100 per cent of the issued share capital of OBI Asia Holdings Limited (the name of which was subsequently changed to B&Q Asia Holdings Limited) for a cash consideration of £143.5m. OBI Asia Holdings Limited was the parent company of OBI AG's home improvement retailing operations in China. A number of its subsidiaries have minority interests ranging from 3% to 35%.

	Book value £m	Provisional fair value adjustments £m	Provisional fair value £m
Net assets acquired			
Property, plant and equipment	63.0	33.5	96.5
Supplier contracts intangible	–	0.8	0.8
Other intangibles	0.1	–	0.1
Deferred tax assets	–	0.9	0.9
Inventories	10.9	–	10.9
Trade and other receivables	5.3	–	5.3
Cash and cash equivalents	6.5	–	6.5
Trade and other payables	(29.3)	–	(29.3)
Post employment benefit obligations	–	–	–
Tax liabilities	(0.1)	–	(0.1)
Deferred tax liabilities	–	(11.1)	(11.1)
Contingent liabilities	–	(0.9)	(0.9)
Minority interest	(8.4)	(1.6)	(10.0)
	48.0	21.6	69.6
Goodwill			73.9
Total consideration			143.5
Satisfied by:			
Cash			142.6
Directly attributable costs			0.9
Net cash outflow arising on acquisition			
Cash consideration			143.5
Cash and cash equivalents acquired			(6.5)

If the acquisition of OBI Asia Holdings Limited had been completed on the first day of the financial year, Group revenues for the period would have been £8,052.4m and Group profit attributable to equity holders of the parent would have been £134.5m. The acquisition of OBI Asia Holdings Limited contributed post acquisition revenues of £33.4m and a pre-tax loss of £13.1m.

Kingfisher also acquired the remaining minority interest in two of its B&Q China subsidiaries for a cash consideration of £6.8m generating goodwill of £2.7m, and acquired a number of stores in France through either company or business acquisitions for a cash consideration of £17.2m, generating goodwill of £13.0m.

Total purchase consideration for the above acquisitions amounted to £167.5m with total goodwill arising of £89.6m. All these acquisitions have been accounted for by the acquisition method of accounting.

There were no material disposals during the year.

There were no material acquisitions or disposals for the year ended 29 January 2005.

35 Major non-cash transactions

There were no major non-cash transactions during the year ended 28 January 2006.

In the prior year, £53.1m of loans were extinguished against receivables.

36 Related party transactions

During the year, the Company and its subsidiaries carried out a number of transactions with related parties in the normal course of business and on an arm's length basis. The names of the related parties, the nature of these transactions and their total value is shown below:

£ thousands	2006 Value of transactions	2006 (Payable)/ receivable at year end	2005 Value of transactions	2005 (Payable)/ receivable at year end
Transactions with B&Q International Co. Ltd (Taiwan) in which the Group holds a 50% interest:				
Provisions of employee services	319	19	577	(301)
Commission and other income	111	(13)	23	8
Transactions with Flogistics Ltd in which the Group held a 50% interest until disposal on 26 September 2004:				
Administration Charge	–	–	(155)	–
Transactions with Crealfi S.A. in which the Group holds a 49% interest:				
Provisions of employee services	80	80	182	21
Interest charge on loan	17	–	45	–
Loan	–	1,041	–	1,032
Commission and other income	2,018	94	1,660	118
Transactions with Koçtaş Yapi Marketleri Ticaret A.S. in which the Group holds a 50% interest:				
Provisions of employee services	56	46	319	(1)
Commission and other income	176	28	74	(11)
Transactions with Hornbach Holding A.G. in which the Group holds a 21.2% interest:				
Commission and other income	243	(108)	133	4
The Company provides administrative services to the Group's pension schemes. The amounts charged to the schemes and the balances outstanding at the year end were:				
Kingfisher Pension Scheme	1,652	465	1,603	802
Kingfisher Retirement Trust	9	8	9	4

Services are usually negotiated with related parties on a cost-plus basis. Goods are sold or bought on the basis of the price lists in force with non-related parties.

The loans to associates have a due date of December 2014, with an interest rate until December 2009 of EURIBOR 3 months + 0.65%, and from January 2010 through to December 2014 of EURIBOR 3 months + 1.15%.

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No provisions have been made for doubtful debts in respect of the amounts owed by related parties.

37 Commitments

Operating lease commitments

The Group leases various retail outlets, offices, warehouses, plant and equipment under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

Undiscounted total future minimum rentals payable under non-cancellable operating leases are as follows:

£ millions	Land and buildings 2006	Plant and machinery 2006	Land and buildings 2005	Plant and machinery 2005
Within one year	318.9	15.4	267.3	18.1
After one year but not more than five years	1,279.6	22.3	1,067.5	27.6
More than five years	3,609.0	1.0	3,238.8	2.2
Total	5,207.5	38.7	4,573.6	47.9

The total of future minimum operating sublease receipts expected to be received at 28 January 2006 is £72.9m (2005: £81.1m).

Capital commitments

Capital commitments contracted but not provided for by the Group amounted to £40.0m (2005: £92.9m).

38 Contingent liabilities

Kingfisher plc has an obligation to provide a bank guarantee for £50.0m to the liquidators of Kingfisher International France Limited in the event that Kingfisher's credit rating falls below 'BBB'. The obligation arises from an indemnity provided in June 2003 as a result of the demerger of Kesa Electricals.

In addition, the Group has arranged for certain bank guarantees to be provided to third parties in the ordinary course of business. The total amount outstanding at the year end was £25.7m (2005: £51.0m).

39 Adoption of IAS 32 and IAS 39

As explained in note 2, the Group took the option to defer implementation of IAS 32 and IAS 39 until 30 January 2005. The adoption of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement', with effect from 30 January 2005, results in a change in the Group's accounting policy for financial instruments. The impact of these standards on the Group's opening balance sheet is shown below.

The principal impact of IAS 32 and IAS 39 on the Group's financial statements relates to the recognition of derivative financial instruments at fair value. Financial assets and financial liabilities which arise on derivatives which do not qualify for hedge accounting are held on the balance sheet at fair value, with the changes in value reflected through the income statement. The accounting treatment of derivatives which qualify for hedge accounting depends on how they are designated. The different accounting treatments are explained below.

Fair value hedges
The Group uses interest rate and cross-currency swaps to hedge the exposure to interest rates and currency movements of its issued debt. Under UK GAAP, derivative financial instruments held for hedging were accounted for using hedge accounting and were not recognised at fair value in the balance sheet.

Under IAS 39, derivative financial instruments which meet the 'fair value' hedging requirements are recognised in the balance sheet at fair value, with corresponding fair value movements recognised in the income statement. For an effective fair value hedge, the hedged item is adjusted for changes in fair value attributable to the risk being hedged, with the corresponding entry in the income statement. To the extent that the designated hedge relationship is fully effective, the amounts in the income statement offset each other. As a result, only the ineffective element of any designated hedging relationship impacts the financing line in the income statement.

Cash flow hedges
The Group hedges the foreign currency exposure on inventory purchases. Under UK GAAP, foreign currency derivatives were held off balance sheet. Under IAS 39, derivative financial instruments which qualify for cash flow hedging are recognised on the balance sheet at fair value, with corresponding fair value changes deferred in equity.

Net investment hedges
The gains or losses on the translation of currency borrowings and cross-currency swaps used to hedge the Group's net investments in foreign entities are recognised in equity. Provided the hedging requirements of IAS 39 are met and the hedging relationship is fully effective, this treatment does not differ from UK GAAP.

On the adoption of IAS 32 and IAS 39, there is no material impact for the Group of other financial assets and liabilities which are not part of a designated hedge relationship.

The adjustments to the opening balance sheet at 30 January 2005 are as follows:

	Opening balance sheet under IFRS	Effect of adoption of IAS 32 and IAS 39	Restated opening position at 30 January 2005
Non-current assets			
Other receivables	26.6	24.9	51.5
Current assets			
Trade and other receivables	453.9	1.8	455.7
Current liabilities			
Trade and other payables	(1,698.0)	(17.9)	(1,715.9)
Non-current liabilities			
Long-term borrowings	(818.3)	(12.7)	(831.0)
Deferred tax liabilities	(192.2)	1.7	(190.5)
Impact on net assets		(2.2)	
Translation reserve	56.1	0.7	56.8
Hedging reserve	–	(4.4)	(4.4)
Retained earnings	1,734.6	1.5	1,736.1
Impact on equity		(2.2)	

40 Explanation of transition to IFRS

Kingfisher plc reported under UK GAAP in its previously published financial statements for the year ended 29 January 2005 and this is the first year that the company has presented its financial statements under IFRS. The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP as at 29 January 2005 to the revised net assets and profit under IFRS as reported in these financial statements. A reconciliation of the net assets is provided from UK GAAP to IFRS at the transition date, being 1 February 2004.

The adjustments set out below are those which were notified to investors in the press release dated 17 March 2005 which is available on www.kingfisher.com. Previously published IFRS information has been adjusted in accordance with clarification of IAS 21 and recent IFRIC guidance concerning the accounting treatment of fixed minimum rental increases, both of which are described more fully in note 2a.

To aid comparability, the UK GAAP numbers presented below have been reformatted using the new IFRS format rather than the previously disclosed UK GAAP format.

Reconciliation of the consolidated income statement for the year ended 29 January 2005

£ millions	Notes	UK GAAP	Effect of transition to IFRS	IFRS
Revenue		7,649.6	–	7,649.6
Cost of sales	(i),(k)	(4,783.3)	(2.4)	(4,785.7)
Gross profit		2,866.3	(2.4)	2,863.9
Selling and distribution expenses	(d),(g),(i)	(1,834.4)	0.3	(1,834.1)
Administrative expenses	(d),(f),(g)	(363.4)	(7.3)	(370.7)
Other income		17.9	3.1	21.0
Other expenses	(m)	(17.7)	–	(17.7)
Share of post tax results of joint ventures and associates	(a),(e)	27.5	(13.5)	14.0
Operating profit		696.2	(19.8)	676.4
Analysed as:				
Retail profit		747.9	(7.7)	740.2
Central costs		(36.1)	(1.2)	(37.3)
Acquisition goodwill amortisation (net)	(b)	1.0	(1.0)	–
Exceptional items	(m)	(16.6)	2.9	(13.7)
Share of joint venture and associate interest and taxation	(a),(e)	–	(12.8)	(12.8)
Financing				
Net finance costs	(a),(d),(g)	(25.3)	(3.4)	(28.7)
Profit before taxation		670.9	(23.2)	647.7
Income tax expense	(a),(e)	(201.4)	0.2	(201.2)
Profit for the year		469.5	(23.0)	446.5

Reconciliation of the statement of recognised income and expense for the year ended 29 January 2005

£ millions	Notes	UK GAAP	Effect of transition to IFRS	IFRS
Actuarial losses on defined benefit pension schemes	(d)	–	(79.3)	(79.3)
Gain on revaluation of properties	(h)	175.8	(175.8)	–
Currency translation differences		65.2	(5.5)	59.7
Tax on items taken directly to equity		(2.5)	27.3	24.8
Net income recognised directly in equity		238.5	(233.3)	5.2
Profit for the financial period		469.5	(23.0)	446.5
Total recognised income and expense for the year		708.0	(256.3)	451.7
Attributable to:				
Equity holders of the parent		707.9	(256.3)	451.6
Minority interests		0.1	–	0.1
		708.0	(256.3)	451.7

Reconciliation of consolidated balance sheet as at 1 February 2004 (date of transition to IFRS)

£ millions	Notes	UK GAAP	Effect of transition to IFRS	IFRS
Non-current assets				
Goodwill	(b)	2,455.3	–	2,455.3
Intangible assets	(c)	–	68.2	68.2
Property, plant and equipment	(c),(g),(h)	2,769.2	(37.1)	2,732.1
Investment property	(h)	12.0	(6.3)	5.7
Investments accounted for using equity method	(b)	145.7	17.0	162.7
Available for sale financial assets		0.2	–	0.2
Other receivables		25.8	–	25.8
		5,408.2	41.8	5,450.0
Current assets				
Inventories	(k)	1,071.7	(10.8)	1,060.9
Trade and other receivables		491.6	1.2	492.8
Income tax		1.4	–	1.4
Investments	(l)	23.8	(13.8)	10.0
Cash and cash equivalents	(l)	144.2	13.8	158.0
		1,732.7	(9.6)	1,723.1
Total assets		7,140.9	32.2	7,173.1
Current liabilities				
Short-term borrowings	(g)	(267.6)	(0.8)	(268.4)
Trade and other payables	(d),(f),(i),(j)	(1,584.5)	122.1	(1,462.4)
Current tax liabilities		(79.2)	–	(79.2)
Provisions		(0.9)	–	(0.9)
		(1,932.2)	121.3	(1,810.9)
Net current liabilities		(199.5)	111.7	(87.8)
Total assets less current liabilities		5,208.7	153.5	5,362.2
Non-current liabilities				
Long-term borrowings	(g)	(744.2)	(46.8)	(791.0)
Other payables		(0.7)	–	(0.7)
Deferred income tax liabilities	(e)	(14.6)	(189.1)	(203.7)
Post employment benefits	(d)	(25.1)	(221.2)	(246.3)
Provisions		(17.5)	–	(17.5)
		(802.1)	(457.1)	(1,259.2)
Total liabilities		(2,734.3)	(335.8)	(3,070.1)
Net assets		4,406.6	(303.6)	4,103.0
Capital and reserves				
Share capital		2,390.4	–	2,390.4
Other reserves	(d),(e),(h)	2,013.3	(303.6)	1,709.7
Minority interests		2.9	–	2.9
Total equity		4,406.6	(303.6)	4,103.0

40 Explanation of transition to IFRS continued

Reconciliation of consolidated balance sheet as at 29 January 2005

£ millions	Notes	UK GAAP	Effect of transition to IFRS	IFRS
Non-current assets				
Goodwill	(b)	2,463.1	–	2,463.1
Intangible assets	(c)	–	69.9	69.9
Property, plant and equipment	(c),(g),(h)	3,247.9	(216.1)	3,031.8
Investment property	(h)	22.8	(4.1)	18.7
Investments accounted for using equity method	(b)	158.3	15.4	173.7
Other receivables		26.6	–	26.6
		5,918.7	(134.9)	5,783.8
Current assets				
Inventories	(k)	1,333.0	(13.0)	1,320.0
Trade and other receivables		451.6	2.3	453.9
Income tax		8.8	–	8.8
Investments		9.4	(9.4)	–
Cash and cash equivalents	(l)	152.7	9.4	162.1
		1,955.5	(10.7)	1,944.8
Total assets		7,874.2	(145.6)	7,728.6
Current liabilities				
Short-term borrowings	(g)	(184.0)	(0.9)	(184.9)
Trade and other payables	(d),(f),(i),(j)	(1,822.7)	134.8	(1,687.9)
Current tax liabilities		(113.6)	–	(113.6)
Provisions		(10.1)	–	(10.1)
		(2,130.4)	133.9	(1,996.5)
Net current liabilities		(174.9)	123.2	(51.7)
Total assets less current liabilities		5,743.8	(11.7)	5,732.1
Non-current liabilities				
Long-term borrowings	(g)	(772.4)	(45.9)	(818.3)
Other payables		(0.9)	–	(0.9)
Deferred income tax liabilities	(e)	(20.8)	(171.4)	(192.2)
Post employment benefits	(d)	(17.8)	(307.9)	(325.7)
Provisions		(7.7)	–	(7.7)
		(819.6)	(525.2)	(1,344.8)
Total liabilities		(2,950.0)	(391.3)	(3,341.3)
Net assets		4,924.2	(536.9)	4,387.3
Capital and reserves				
Share capital		2,434.9	–	2,434.9
Other reserves	(d),(e),(h)	2,486.6	(536.9)	1,949.7
Minority interests		2.7	–	2.7
Total equity		4,924.2	(536.9)	4,387.3

Explanation of reconciling items between UK GAAP and IFRS

(a) Presentation of joint ventures and associates
The presentation of the Group's share of the results of joint venture and associated undertakings in the Group's consolidated income statement has changed under IFRS. Under UK GAAP, the Group's share of joint venture and associated undertakings' operating profit, interest and tax were disclosed separately in the consolidated income statement. In accordance with IAS 1 'Presentation of Financial Statements', the results of joint venture and associated undertakings have been presented net of interest and tax as a single line item. There is no effect on the net result for the financial period from this adjustment.

(b) Intangible assets – Goodwill
IFRS 3 'Business Combinations' requires that negative goodwill is recognised immediately in the income statement as opposed to being amortised. The negative goodwill which arose on the acquisition of the shares in Hornbach has been credited back to opening reserves under IFRS and increases the Group's interest in joint ventures and associates by £19.3m. The removal of the amortisation credit in the year ended 29 January 2005 reduced profit before tax by £1.0m.

The non-amortisation of positive goodwill required under IFRS has no impact as all positive goodwill held was deemed to have an indefinite life under UK GAAP.

(c) Intangible assets – Computer software
Under UK GAAP, all capitalised computer software was included within property, plant and equipment on the balance sheet. Under IFRS, only computer software which is integral to a related item of hardware should be included as property, plant and equipment. All other computer software should be classified as an intangible asset. Accordingly, a net balance sheet reclassification has been made of £68.2m at the opening balance sheet date and £69.9m at 29 January 2005 between property, plant and equipment and intangible assets. There was no impact on the income statement from this reclassification.

40 Explanation of transition to IFRS continued

(d) Post employment benefits
Under UK GAAP, the Group applied the provisions of SSAP 24 which are significantly different to IAS 19. As disclosed in note 2a, the Group has elected to early adopt the amendment to IAS 19 'Employment Benefits' issued by the IASB on 16 December 2004 which allows all actuarial gains and losses to be charged to equity. Other differences include valuing pension scheme assets at bid value as opposed to mid value and the split of the charge to the income statement between operating (service charge) and financing (return on pension scheme assets and interest on pension liabilities).

The Group's opening IFRS balance sheet reflects the assets and liabilities of the Group's defined benefit schemes totalling a net liability of £246.3m. The transitional adjustment of £221.2m to opening reserves comprises the reversal of entries in relation to UK GAAP accounting under SSAP 24 less the recognition of the net liabilities of the Group's defined benefit schemes. The incremental charge arising from the adoption of IAS 19 on the Group's income statement in the year ended 29 January 2005 was £6m, being the total of £0.9m to operating profit and £5.1m to net financing charges.

The actuarial loss before tax of £79.3m arising in the year ended 29 January 2005 has been recorded in the statement of recognised income and expense. The pension deficit under IFRS at 29 January 2005 was £325.7m.

(e) Deferred and current taxes
The scope of IAS 12 'Income Taxes' is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on temporary differences rather than just taxable timing differences as under UK GAAP.

As a result, the Group's IFRS opening balance sheet at 1 February 2004 included an additional deferred tax liability of £189.1m. The majority of this adjustment related to the deferred tax provided on the revaluation reserve less the deferred tax asset recognised on the pension deficit at 1 February 2004.

The 'income tax expense' on the face of the consolidated income statement comprises the tax charge of the Company and its subsidiaries under IFRS. The Group's share of its joint venture and associated undertakings' tax charges is shown as part of the 'share of post tax result of joint ventures and associates' within operating profit.

(f) Share-based payment
IFRS 2 'Share-based Payment' requires that an expense for equity instruments granted is recognised in the income statement based on their fair value at the date of grant, with a corresponding increase in equity. This expense, which is primarily in relation to employee option and performance share schemes, is recognised over the vesting period of the scheme. Under UK GAAP, the income statement charge, if any, was based on the difference between the exercise price and the market price on the date of issue with a corresponding increase in accruals.

The Group elected to apply IFRS 2 only to relevant share-based payment transactions granted after 7 November 2002. The additional pre-tax charge arising from the adoption of IFRS 2 on the Group's income statement for the year ended 29 January 2005 was £1.8m. The impact from the adoption of this standard is small, as the Group ceased offering share options in 2003 and replaced them with deferred shares for which a charge equating to the market value of the deferred shares was recognised under UK GAAP.

(g) Capitalisation of building leases
IAS 17 'Leases' requires that the land element of leases on land and buildings is considered separately for the purposes of determining whether the lease is a finance or operating lease. A majority of the Group's buildings are on leases of 25 years or less which remain as operating under IFRS. There are a small number of leases greater than 25 years where the building element of the lease has been classified as a finance lease based on the criteria set out in IAS 17.

As a result, the Group's IFRS opening balance sheet at 1 February 2004 includes additional property, plant and equipment of £30.6m and additional finance lease obligations of £47.7m included within current and non-current borrowings. The main impact on the income statement is that the operating lease payment charged to operating profit under UK GAAP is replaced with a depreciation charge for the asset (in operating profit) and an interest expense charge (in financing costs). Whilst the total charge for a lease over the life of the lease will be the same under UK GAAP and IFRS, the profile of the charge is different, with the charge being more front loaded under IFRS. The net pre-tax impact on the income statement for the year ended 29 January 2005 was a further charge of £1.3m.

(h) Valuation of properties
The Group has previously applied a policy of annual revaluations of property under UK GAAP. The Group has now elected to treat the revalued amount of operating properties at 1 February 2004 as deemed cost as at that date and will not revalue for accounts purposes in future. The revaluation gain of £175.8m recognised under UK GAAP for the year ended 29 January 2005 was therefore reversed under IFRS.

Investment property was previously revalued annually under UK GAAP. Following the disposal of the Chartwell Land investment property portfolio in 2003, the amount of investment property now held by the Group is insignificant. The Group has elected to restate the remaining investment property to historical cost under IFRS. This results in an increased gain on disposal of properties of £2.9m for the year ended 29 January 2005 under IFRS. There are no other material impacts of this change on the income statement.

(i) Lease incentives
Under UK GAAP, lease incentives were recognised over the period to the first market rent review. Under IFRS (SIC 15), lease incentives are required to be recognised over the entire lease term. As a result, the Group's IFRS opening balance sheet at 1 February 2004 includes additional deferred income of £21.7m and operating profit for the year ended 29 January 2005 was reduced by £4.5m.

(j) Post balance sheet events
IAS 10 'Events after the Balance Sheet Date' requires that dividends approved after the balance sheet date should not be recognised as a liability at that date, as the liability does not represent a present obligation as defined by IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'.

The final dividend declared in March 2004 in relation to the financial year ended 31 January 2004 of £143.4m was reversed in the opening balance sheet and charged to equity in the year ended 29 January 2005. The final dividend accrued for the year ended 29 January 2005 of £159.7m was reversed in the IFRS balance sheet as at 29 January 2005.

40 Explanation of transition to IFRS continued

(k) Inventories

IAS 2 requires the inclusion of certain elements of income from suppliers and other similar items in the cost of inventories which is a more encompassing requirement than UK GAAP. The value of inventories were reduced by £10.8m at 1 February 2004 and £13.0m at 29 January 2005.

(l) Cash

IAS 7 'Cash Flow Statements' defines cash equivalents as being short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash deposits with a maturity of less than three months have therefore been reclassified at both balance sheet dates as cash.

(m) Exceptional items

There are no FRS 3 non-operating exceptionals equivalent under IFRS and therefore items not relating to underlying business performance such as property disposal profits and losses are now included within operating profit. See note 2(a) for further information.

(n) Significant changes to the cash flow statement under IFRS are as follows:

- Cash flows reported under IFRS and UK GAAP are defined differently – under IFRS, cash flows, referred to as 'cash and cash equivalents', include bank deposits repayable within three months. Under UK GAAP, these were treated as short-term deposits.
- IFRS requires cash flows to be reported under the three headings of operating, investing and financing activities, whereas UK GAAP requires cash flows to be reported in greater detail under the nine standard headings, such as taxation and interest.
- IFRS requires foreign currency translation differences to be included on the face of the cash flow statement in order that opening and closing cash and cash equivalent balances may be reconciled. This is not a requirement under UK GAAP.

Independent auditors' report to the members of Kingfisher plc

We have audited the Group financial statements of Kingfisher plc for the year ended 28 January 2006 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Kingfisher plc for the year ended 28 January 2006 and on the information in the Remuneration report that is described as having been audited.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' report is not consistent with the Group financial statements, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate governance report reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited group financial statements. The other information comprises only the Chairman's statement, the Chief Executive's review, the Operating review, the Financial review, the Directors' report, the Statement of Directors' responsibilities, the Corporate governance report, the Audit Committee report and the Nomination Committee report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 28 January 2006 and of its profit and cash flows for the year then ended; and
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
20 March 2006

Company balance sheet

As at 28 January 2006

£ millions	Notes	2006	2005 (restated)
Fixed assets			
Tangible assets	3	**14.8**	7.8
Investments	4	**8,116.8**	5,612.0
		8,131.6	5,619.8
Current assets			
Debtors due within one year	5	**3,857.5**	5,011.4
Debtors due after more than one year	5	**30.5**	7.9
Cash at bank and in hand		**26.8**	66.7
		3,914.8	5,086.0
Creditors			
Amounts falling due within one year	6	**(4,721.0)**	(3,512.3)
Net current assets/(liabilities)		**(806.2)**	1,573.7
Total assets less current liabilities		**7,325.4**	7,193.5
Creditors			
Amounts falling due after more than one year	7	**(1,178.3)**	(738.9)
Provisions for liabilities and charges	8	**(21.6)**	(9.5)
Net assets excluding net pension liability		**6,125.5**	6,445.1
Net pension liability	9	**(4.1)**	(6.3)
Net assets including net pension liability		**6,121.4**	6,438.8
Capital and reserves			
Called up share capital	10	**369.8**	369.0
Share premium account	11	**2,175.3**	2,166.2
Non-distributable reserves	11	**2,934.2**	2,934.2
Profit and loss account	11	**642.1**	969.4
Equity shareholders' funds	12	**6,121.4**	6,438.8

Details of prior year adjustments are provided in note 14.

The financial statements were approved by the Board of Directors on 20 March 2006 and signed on its behalf by:

Gerry Murphy
Director

Duncan Tatton-Brown
Director

Notes to the Company financial statements

1 Accounting policies

Accounting conventions
The financial statements of Kingfisher plc (the Company) are made up to the nearest Saturday to 31 January each year end. The financial statements are prepared under the historical cost convention, with the exception of financial instruments which are included in the financial statements at fair value, and are prepared in accordance with applicable accounting standards in the United Kingdom and the Companies Act 1985.

The Company's financial statements are included in the consolidated financial statements of Kingfisher plc. Consequently, the Company has taken advantage of the exemption from preparing a profit and loss account and cash flow statement under the terms of FRS 1. The company is also exempt under the terms of FRS 8 from disclosing related party transactions with subsidiaries of Kingfisher plc.

Changes in accounting policies
The Company has adopted FRS 17 'Retirement Benefits', FRS 20 'Share-based Payments', FRS 21 'Events after Balance Sheet Date', FRS 23 'The Effects of Changes in Foreign Exchange Rates', FRS 25 'Financial Instruments: Disclosure and Presentation' and FRS 26 'Financial Instruments: Measurement', in these financial statements. The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly except where the exemption from restating comparatives has been taken. Details of the effect of prior year adjustments are given in note 14.

The Company has applied the requirements of FRS 20 'Share-based Payments'. In accordance with the transitional provisions, FRS 20 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 February 2004.

The Company has taken advantage of the exemption to provide financial instrument disclosures, as required by FRS 25 'Financial Instruments: Disclosure and Presentation', as these are included in the Kingfisher plc consolidated accounts.

Foreign currencies
Monetary assets and liabilities denominated in foreign currencies which are held at the year end are translated into sterling at year end exchange rates. Exchange differences on monetary items are taken to the profit and loss account.

Principal rate of exchange euro/£	2006	2005
Year end rate	1.4607	1.4474

Tangible fixed assets
Tangible fixed assets are included in the balance sheet at cost or valuation, less accumulated depreciation and any provisions for impairment. Depreciation of tangible fixed assets is provided to reflect a reduction from cost to estimated residual value over the estimated useful life of the asset to the Company.

Depreciation of tangible fixed assets is calculated using the straight line method and the annual rates applicable to the principal categories are:

Tenants' fixtures	– between 10% and 25%
Computers and electronic equipment	– between 20% and 50%
Motor cars	– 25%

Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or net realisable value if higher. The discount rate is applied based upon the Company's weighted average cost of capital with appropriate adjustments for the risks associated with the relevant business. Any impairment in value is charged to the profit and loss account in the year in which it occurs.

Investments
Fixed asset and current asset investments are included in the balance sheet at cost, less any provisions for impairment.

Operating leases
Rentals under operating leases are charged on a straight line basis over the lease term, to the profit and loss account in the financial year to which the payments relate. Incentives received to enter into lease agreements are released to the profit and loss account over the lease term or, if shorter, the period to the date on which the rent is first expected to be adjusted to the prevailing market rate.

Pensions
The Company operates defined benefit and defined contribution pension schemes for its employees. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement. A defined contribution plan is a pension plan under which the Company usually pays fixed contributions into a separate entity. In each case a separate fund is being accumulated to meet the accruing liabilities. The assets of each of these funds are either held under trusts or managed by insurance companies, and are held entirely separate from the Company's assets.

In accordance with 'FRS 17 – Retirement Benefits', the operating and financial costs of pension and other post-retirement benefits are recognised separately in the profit and loss account. Current service costs are recognised within operating profit and the interest cost and expected return on pension assets are included in financing costs.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. An independent 'FRS 17' actuarial valuation is carried out at each balance sheet date.

Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight line basis over the vesting period.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to profit and loss reserve as they arise.

For defined contribution plans, the Company pays contributions to privately administered pension plans on a contractual basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Deferred taxation
Provision is made for deferred taxation using the incremental provision approach and is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date subject to the following:

1 Accounting policies continued

- Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is in any case not recognised.
- Deferred tax is recognised on unremitted earnings of overseas subsidiaries, associates and joint ventures only where dividends are accrued as receivable or there is an intention to remit these in the foreseeable future.
- Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.
- Deferred tax is not recognised on permanent differences.

Financial instruments

Although earlier application is permitted, the Company has decided to first adopt FRS 25 'Financial Instruments: Disclosure and Presentation' and FRS 26 'Financial Instruments: Measurement' for the year ended 28 January 2006, in accordance with the provisions prescribed in these standards. The comparatives have not been restated. The impact from this change in accounting policy is provided in note 15.

Financial assets and financial liabilities are recognised on the Company's balance sheet when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire. Financial liabilities (or a part of a financial liability) are derecognised when the obligation specified in the contract is discharged or cancelled or expires.

(i) Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract, the terms of which require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, including transaction costs.

Investments are classified either as held-for-trading or available for sale, and are measured at subsequent reporting dates at fair value. For available for sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

(ii) Bank borrowings

Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs and subsequently measured at amortised cost. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

(iii) Trade creditors

Trade creditors are not interest-bearing and are stated at their nominal value.

(iv) Derivative financial instruments and hedge accounting

Derivatives are initially accounted and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The accounting treatment of derivatives classified as hedges depends on their designation, which occurs on the date that the derivative contract is committed to. The Company designates derivatives as a hedge of the fair value of an asset or liability ('fair value hedge').

For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the income statement. Gains or losses from re-measuring the corresponding hedging instrument are recognised in the income statement.

Changes in the fair value of derivatives or other hedging instruments transacted as hedges of financial items, but for which hedge accounting has not been applied, are recognised in the financing line of the income statement as they arise.

In order to qualify for hedge accounting, the Company documents in advance the relationship between the item being hedged and the hedging instrument. The Company also documents and demonstrates an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. The effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the highly probably forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts, and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Details of the accounting policies for the year ended 29 January 2005 under UK GAAP can be found in note 39 of the Group's consolidated accounts for the year ended 28 January 2006.

Employee Share Ownership Plan

The Company's Employee Share Ownership Plan (ESOP) is a separately administered trust. Liabilities of the ESOP are guaranteed by the Company and the assets of the ESOP mainly comprise shares in the Company.

In accordance with UITF 38, own shares held by the ESOP are deducted from shareholders' funds.

Share-based payments

The Company operates several equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of options or deferred shares is recognised as an expense, and is calculated using the Black Scholes model. The value of the charge is adjusted to reflect expected and actual levels of options vesting. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or deferred shares granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.

At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

2 Profit and loss account disclosures

The Company has not presented its own profit and loss account or statement of total recognised gains and losses as permitted by Section 230 of the Companies Act 1985.

The Company loss on ordinary activities after taxation was £75.7m (2005: profit of £221.7m restated).

The Company audit fee was £0.4m (2005: £0.3m).

Dividend disclosures are provided in note 10 of the Kingfisher plc consolidated accounts.

Directors' remuneration

£ thousands	2006	2005
Executive Directors		
Salaries and taxable benefits	1,911	1,960
Bonuses	222	727
Long-term incentives	501	543
Non-Executive Directors		
Fees	497	494
	3,131	3,724

During the year, the actual aggregate gains on Kingfisher share options at the date of exercise were £nil (2005: £8,747). Further detail in relation to Directors' remuneration is set out in the Directors' Remuneration report on page 36.

3 Tangible fixed assets

£ millions	Fixtures, fittings and equipment
Cost	
At 30 January 2005	12.9
Additions	13.9
Disposals	(6.4)
At 28 January 2006	20.4
Depreciation	
At 30 January 2005	5.1
Charge for year	5.2
Disposals	(4.7)
At 28 January 2006	5.6
Net book amount	
At 28 January 2006	14.8
At 30 January 2005	7.8
Assets in the course of construction included above	
At 28 January 2006	0.8
At 30 January 2005	4.2

4 Investments

£ millions	Investment in Group companies	Investment in associates	Total
At 30 January 2005	5,502.9	109.1	5,612.0
Additions	2,504.7	0.1	2,504.8
At 28 January 2006	8,007.6	109.2	8,116.8

Additions to investments in Group companies represent £2,504.7m of capital injections into a number of existing subsidiary companies.

The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. A full list of subsidiaries is attached to the latest annual return. The following information relates to those subsidiary undertakings, joint ventures and associated undertakings of Kingfisher plc and its subsidiaries at the year end whose results or financial position, in the opinion of the Directors, principally affect the figures of the consolidated financial statements of Kingfisher plc.

All the companies incorporated in Great Britain are registered in England and Wales.

Company	Country of incorporation and operation	% owned and voting rights	Description of share classes owned	Main activity
Principal subsidiaries				
B&Q Asia Holdings Ltd[9]	Hong Kong	100%	ordinary	Holding company
B&Q (China) B.V.[8]	Netherlands	100%	ordinary	Holding company
B&Q Ireland Limited	Ireland	100%	ordinary	Retailing
B&Q Korea Limited	Korea	100%	ordinary	Retailing
B&Q plc[2]	Great Britain	100%	ordinary special[3]	Retailing
B&Q Properties Limited[1]	Great Britain	100%	ordinary	Property investment
Castorama Dubois Investissements S.C.A.[2,4]	France	100%	ordinary	Holding company
Castorama Holding S.A.[4]	France	100%	ordinary	Holding company
Castorama France S.A.S.[4]	France	100%	ordinary	Retailing
Immobilière Castorama S.A.S.[4]	France	100%	ordinary	Property investment
Castorama Italia S.P.A.[4]	Italy	100%	ordinary	Retailing
Castorama RUS LLC	Russia	100%	ordinary	Retailing
Castorama Polska Sp.z.o.o.[4]	Poland	100%	ordinary	Retailing
Eurodépôt S.A.[4,7]	France	100%	ordinary	Holding company
Brico Dépôt S.A.S.[4]	France	100%	ordinary	Retailing
Eurodépôt Immobilier S.A.S.[4]	France	100%	ordinary	Property investment
Euro Depot España S.A.[4]	Spain	100%	ordinary	Retailing
Halcyon Finance Ltd[1]	Great Britain	100%	ordinary	Finance
Screwfix Direct Limited	Great Britain	100%	ordinary	Retailing
Kingfisher TMB Limited	Great Britain	100%	ordinary	Retailing
Principal joint ventures				
B&Q International Co.Ltd[5]	Taiwan	50%	ordinary	Retailing
Koçtaş Yapi Marketleri Ticaret A.S.[5]	Turkey	50%	ordinary	Retailing
Principal associated undertakings				
Hornbach Holding A.G.[1,6]	Germany	21.2%	ordinary & preference	Retailing
Crealfi S.A.[4]	France	49.0%	ordinary	Finance

[1] Held directly by Kingfisher plc.

[2] The merged Castorama and B&Q group is 100% owned, of which 44.7% is held directly by Kingfisher plc.

[3] The special shares in B&Q are owned 100% by Kingfisher plc and are non-voting.

[4] Owing to local conditions, these companies prepare their accounts to 31 January each year.

[5] Owing to local conditions and to avoid undue delay in the presentation of the Group accounts, these companies prepare their accounts to 31 December.

[6] To avoid undue delay in presentation of the Group accounts, Hornbach Holding A.G. made up their accounts to 30 November. The Group's 21.2% interest in Hornbach Holding A.G. represents 25% of the voting ordinary shares and 17.4% of the non-voting preference shares.

[7] Trading as Brico Dépôt.

[8] Holding company for the Group's Chinese retailing operations, which have a 31 December year end.

[9] Holding company for the Group's former OBI China retailing operations, which have a 31 December year end.

5 Debtors

£ millions	2006	2005 (restated)
Amounts falling due within one year		
Owed by subsidiary undertakings	3,826.9	4,998.1
Corporation tax	12.8	–
Other debtors	17.8	12.6
Prepayments	–	0.7
	3,857.5	5,011.4
Amounts falling due after more than one year		
Foreign currency derivatives	3.0	–
Interest rate derivatives	17.5	–
Deferred tax asset	10.0	7.9
	30.5	7.9

6 Creditors: Amounts falling due within one year

£ millions	2006	2005 (restated)
Amounts falling due within one year		
Bank loans and overdrafts	0.4	1.5
Owed to subsidiary undertakings	4,681.4	3,466.6
Corporation tax	–	5.3
Other creditors	27.4	18.6
Accruals and deferred income	11.8	20.3
	4,721.0	3,512.3

7 Creditors: Amounts falling due after more than one year

£ millions	2006	2005
Amounts falling due after more than one year		
Foreign currency derivatives	4.5	–
Funding		
Bankloans	50.0	–
Medium Term Notes	1,123.8	738.9
	1,173.8	738.9
	1,178.3	738.9
External funding falls due for repayment as follows:		
Between one and two years	–	–
Between two and five years	549.7	–
After five years other than by instalments	624.1	738.9
	1,173.8	738.9

8 Provisions for liabilities and charges

£ millions	Onerous property contracts	Other provisions	Total
Balance at 30 January 2005	(9.5)	–	(9.5)
Charge to income statement	–	(19.0)	(19.0)
Utilised	6.9	–	6.9
Balance at 28 January 2006	(2.6)	(19.0)	(21.6)

Within the onerous property contracts provision, Kingfisher has provided against future liabilities for all properties sublet at a shortfall and long-term idle properties. The provision is based on the value of future cash outflows relating to rent, rates and service charges. The provisions are not discounted, as given the length of the remaining leases, the impact is not considered material.

Other provisions represent the cost of the termination of the B&Q UK financial services arrangement which gave rise to the repayment of part of the original proceeds received on disposal of Time Retail Finance in 2003.

9 Net pension liability

The Company participates in both a funded defined benefit scheme and funded defined contribution scheme.

The total pension charge in the profit and loss account for the UK defined contribution scheme was £0.1m (2005: £nil).

With reference to the defined benefit scheme, the Kingfisher Pension Scheme, Kingfisher plc is one of a member of Group companies that participate in the scheme, and therefore the Company has accounted for its share of the scheme assets and liabilities. The valuation of the scheme used for FRS 17 has been based on the most recent actuarial valuation of the Group's UK scheme at 31 March 2004 and has been updated to 28 January 2006.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligations were carried out at 28 January 2006, using the projected unit method of funding.

The principal actuarial assumptions used were as follows:

Annual percentage rate	2006 %	2005 %
Discount rate	4.7	5.3
Salary escalation	4.3	4.3
Rate of pension increases	2.7	2.7
Price inflation	2.7	2.7

The assets in the scheme at 28 January 2006 and the expected future rates of return on them were:

	2006		2005		2004	
	£ millions	%	£ millions	%	£ millions	%
Equities	18.6	7.6	15.3	7.8	17.0	8.0
Bonds	13.0	4.2	7.9	4.7	7.6	5.0
Property	2.8	5.9	2.4	6.2	1.0	6.5
Other (principally cash)	0.7	3.7	1.0	3.7	1.7	3.7
Total market value of assets	35.1	6.1	26.6	6.6	27.3	6.8
Present value of scheme liabilities	(41.0)		(35.6)		(96.9)	
Deficit in the scheme	(5.9)		(9.0)		(69.6)	
Related deferred tax asset	1.8		2.7		20.9	
Net pension liability	(4.1)		(6.3)		(48.7)	

The amounts recognised in the profit and loss account are as follows:

£ millions	2006	2005
Amounts (charged)/credited to operating profit		
Current service cost	0.9	(1.1)
Gain on settlements	–	63.4
Total operating (charge)/credit	(0.9)	62.3
Amounts credited/(charged) to other finance income		
Expected return on pension scheme assets	1.7	1.8
Interest on pension scheme liabilities	(1.8)	(1.9)
Net return	(0.1)	(0.1)
Total (charged)/credited to profit and loss account	(1.0)	62.2

Movements in the scheme deficit on the balance sheet were as follows:

£ millions	2006	2005
Deficit in scheme at start of year (before tax)	(9.0)	(69.6)
Current service cost	0.9	(1.1)
Employer contributions	5.3	1.2
Gain on settlements	–	63.4
Net return	(0.1)	(0.1)
Actuarial (loss)/gain recognised in profit and loss reserve	(1.2)	(2.8)
Deficit in scheme at end of year (before tax)	(5.9)	(9.0)

The assets and liabilities in the scheme at 29 January 2005 no longer include those balances related to Kesa Electricals. Under the terms of the Kesa Electricals demerger, the assets and liabilities associated with Kesa Electricals' employees were transferred to a new Kesa Electricals scheme, those employees having ceased to participate in the Kingfisher Pension Scheme from 31 March 2004. On 16 December 2004, the related settlement of these benefits was effected, giving rise to a payment by the Pension Scheme of £137.6m to the new Kesa Electricals scheme, and also giving rise to a settlement gain in the prior year of £63.4m (as above).

9 Net pension liability continued

The amounts recognised in the profit and loss reserve were as follows:

£ millions	2006	2005
Actual return less expected return on pension scheme assets	3.7	1.3
Experience loss arising on scheme liabilities	–	(0.4)
Changes in assumptions underlying present value of scheme liabilities (financial and demographic)	(4.9)	(3.7)
Actuarial loss recognised in profit and loss reserve	(1.2)	(2.8)

The history of experience adjustments is as follows:

£ millions	2006	2005	2004	2003
Difference between the actual and expected return on scheme assets	3.7	1.3	2.1	(6.0)
Percentage of scheme assets	10.5%	4.8%	7.8%	(25.7)%
Experience losses on scheme liabilities	–	(0.4)	(0.2)	0.8
Percentage of the present value of the scheme liabilities	n/a	1.2%	0.2%	(2.4)%
Total amount recognised in profit and loss reserve	(1.2)	(2.8)	0.3	(6.0)
Percentage of the present value of the scheme liabilities	2.9%	7.9%	(0.3)%	19.0%

The estimated amount of contributions expected to be paid during the next financial year is £3.0m (2005: £5.3m).

10 Called up share capital

	Number of ordinary shares millions	£ millions
Allotted and fully paid		
Ordinary shares of 15$\frac{5}{7}$p each at 30 January 2005	2,348.0	369.0
Shares issued to satisfy share option scheme exercises	5.3	0.8
Ordinary shares of 15$\frac{5}{7}$p each at 28 January 2006	2,353.3	369.8

The total number of authorised ordinary shares is 3,022.7m shares (2005: 3,022.7m shares) with a par value of 15$\frac{5}{7}$p per share (2005: 15$\frac{5}{7}$p per share). All issued shares are fully paid.

11 Reserves

£ millions	Share premium account	Non-distributable reserve	Profit and loss account	Total
At 30 January 2005	2,166.2	2,934.2	808.3	5,908.7
Prior year adjustment (see note 14)	–	–	161.1	161.1
At 30 January 2005 as restated	2,166.2	2,934.2	969.4	6,069.8
Impact of first time adoption of FRS 26 (note 15)	–	–	(8.5)	(8.5)
Actuarial loss on defined benefit pension scheme (note 9)	–	–	(1.2)	(1.2)
Shares issued to satisfy share option scheme exercises	9.1	–	–	9.1
Share-based compensation charge	–	–	3.1	3.1
Share-based compensation – shares awarded	–	–	(0.6)	(0.6)
ESOP shares disposed	–	–	2.6	2.6
Loss for the financial year	–	–	(75.7)	(75.7)
Ordinary dividends on equity shares	–	–	(247.4)	(247.4)
Tax on items taken from/transferred to equity	–	–	0.4	0.4
At 28 January 2006	2,175.3	2,934.2	642.1	5,751.6

The non-distributable reserve represents the premium on the issue of convertible loan stock in 1993, the merger reserve relating to the acquisition of Darty and the dividend in specie received from a subsidiary prior to the demerger of Woolworths.

The value of the ESOP shares deducted from the profit and loss reserve at 28 January 2006 is £95.1m (2005: £100.3m).

12 Reconciliation of movement in equity shareholders' funds

£ millions	2006	2005 (restated)
Profit for the financial year attributable to the members of Kingfisher plc	(75.7)	221.7
Ordinary dividends on equity shares	(247.4)	(230.2)
	(323.1)	(8.5)
Impact of first time adoption of FRS 26 (note 15)	(8.5)	–
Actuarial loss on defined benefit pension scheme (note 9)	(1.2)	(2.8)
Shares issued to satisfy share option scheme exercises	9.9	18.0
Share-based compensation charge	3.1	4.1
Share-based compensation – shares awarded	(0.6)	–
ESOP shares disposed	2.6	13.4
Scrip issue	–	25.4
Tax on items taken from/transferred to equity	0.4	0.8
Net addition to shareholders' funds	(317.4)	50.4
Opening shareholders' funds	6,438.8[†]	6,388.4
Closing shareholders' funds	6,121.4	6,438.8

[†] Originally £6,277.7m before adding prior year adjustment of £161.1m (note 14).

13 Share options

All grants of options are made by the Remuneration Committee, which consists solely of Non-Executive Directors.

The Executive, International Executive and Phantom Share Option Schemes have been replaced by the Kingfisher Incentive Scheme. The first grant of options under the Kingfisher Incentive Scheme was made in April 2004. A full description of the Scheme and its operation is provided on pages 37 to 39 of the Remuneration Report.

The last grant of options under the Executive, International Executive and Phantom Share Option Schemes was made in April 2003. Under these Schemes, participants received a bi-annual allocation of options based on their position in the Group. These options are capable of exercise after at least three years and within 10 years of the date of grant. The only exceptions are the Phantom Share Options granted on 23 October 1997. On the exercise of Phantom Options, applicants receive in cash the increase in value of the allocated number of notional shares in the Company. In total 1,126 executives held various options as at 28 January 2006.

In addition, all permanent employees (excluding those receiving Executive Options) were each granted options over 400 shares in both 1997 and 1998, provided that they were employed as at the 19 March 1997 and in employment on the date of grant. These options are within the Executive Share Option Scheme.

Under the UK ShareSave Plan, eligible UK employees have been invited to enter into Inland Revenue approved savings contracts for a period of three or five years, whereby shares may be acquired with repayments under the contract. The option price has been the average market price over three days shortly before an offer to subscribe, discounted by a maximum of 20%. Options are exercisable within a six-month period from the conclusion of a three or five-year period.

An International ShareSave Plan, along the lines of the UK ShareSave Plan is available for eligible employees overseas. There are 8,338 employees in ShareSave Plans, of which 99 are in the International Plan at 28 January 2006.

The rules of the Executive, International Executive, Phantom Share Option Schemes, Kingfisher Incentive Scheme and ShareSave Plan include provision for the early exercise of options in certain circumstances.

The Company has not repeated the disclosures required by FRS 20 as these are already included in note 31 of the IFRS Kingfisher plc consolidated accounts.

13 **Share options** continued

Options to subscribe under the various schemes for ordinary shares of $15\frac{5}{7}$p, including those noted in directors' interest in the Remuneration Report on pages 36 to 44 are shown below:

	Date options granted	Subscription price per share (pence)	No of persons holding options	Exercisable from	Number of shares for which rights are exercisable 2006	2005
Executive, International Executive and Phantom Share Options	28/04/95	169.90	–	28/04/98	–	90,155
	30/10/95	185.81	–	30/10/00	–	15,138
	01/05/96	220.12	5	01/05/99	106,028	135,036
	25/10/96	241.64	1	25/10/99	17,958	17,958
	25/10/96	237.83	6	25/10/01	571,304	571,304
	16/04/97	248.06	14	16/04/00	432,243	478,313
	23/10/97	305.83	6	23/10/00	65,058	150,707
	23/10/97	301.00	7	23/10/02	423,693	423,693
	27/04/98	414.95	38	27/04/04[1]	598,227	1,062,089
	26/10/98	395.69	4	26/10/04[1]	80,335	90,417
	26/10/98	389.44	6	26/10/04[1]	151,142	155,988
	01/04/99	589.76	44	01/04/04[1]	487,967	641,592
	01/04/99	580.45	–	01/04/04[1]	–	7,518
	26/05/99	607.51	1	26/05/04[1]	6,105	6,105
	28/09/99	482.53	4	28/09/04[1]	52,510	446,261
	28/09/99	474.91	–	28/09/04[1]	–	677,098
	17/04/00	393.43	44	17/04/04[1]	1,399,755	1,724,884
	17/04/00	387.21	45	17/04/05	657,073	657,073
	25/04/00	423.06	1	25/04/04[1]	17,372	32,261
	25/09/00	357.18	56	25/09/04[1]	598,275	747,014
	25/09/00	351.54	–	25/09/04	–	392,299
	26/09/01	209.93	46	26/09/04	879,101	2,634,206
	26/09/01	206.62	57	26/09/05	1,763,498	1,839,801
	09/04/02	290.08	348	09/04/05	2,558,164	3,999,251
	09/04/02	285.51	60	09/04/06	711,676	711,676
	08/10/02	194.95	404	08/10/05	3,985,816	5,445,848
	08/10/02	194.95	277	08/10/06	1,662,846	1,662,846
	17/04/03	237.85	633	17/04/06	5,812,214	6,211,784
	17/04/03	237.85	304	17/04/07	1,993,817	1,993,817
	05/04/04	288.50	467	05/04/07	1,736,773	2,098,230
	28/04/04	288.50	4	28/04/07	546,332	546,332
	06/04/05	286.92	186	06/05/08	1,978,541	–
					29,293,823	35,666,694
All-employee	16/04/97	248.06	1,739	16/04/00	913,583	1,005,100
	21/07/98	374.92	6,418	21/07/01	3,378,723	3,707,232
					4,292,306	4,712,332

13 Share options continued

	Date options granted	Subscription price per share (pence)	No of persons holding options	Exercisable from	Number of shares for which rights are exercisable 2006	2005
UK and International ShareSave	07/05/99	532.37	–	01/08/04	–	7,579
	21/10/99	382.10	–	01/12/04	–	468,482
	21/10/99	439.24	–	01/12/04	–	455,535
	16/05/00	323.20	9	01/07/05	6,628	412,144
	16/05/00	384.24	227	01/07/05	74,044	76,471
	24/10/00	275.62	293	01/12/05	245,912	713,542
	24/10/00	287.62	96	01/12/05	50,670	54,008
	23/10/01	171.04	–	01/12/04	–	546,440
	23/10/01	171.04	1,052	01/12/06	3,140,559	3,672,368
	23/10/01	231.51	157	01/12/05	197,967	218,187
	02/05/02	232.58	19	01/07/05	17,948	762,104
	02/05/02	232.58	425	01/07/07	424,383	583,356
	02/05/02	273.88	69	01/07/06	28,780	39,819
	31/10/02	157.00	612	01/12/05	631,765	3,993,088
	31/10/02	157.00	1,164	01/12/07	3,722,272	4,476,370
	31/10/02	202.22	60	01/12/06	91,957	104,250
	01/05/03	187.40	1,602	01/07/06	1,433,121	1,753,035
	01/05/03	187.40	716	01/07/08	1,129,098	1,564,106
	01/05/03	227.59	36	01/07/07	29,793	36,497
	22/10/04	245.40	2,076	01/12/07	1,543,559	2,522,613
	22/10/04	245.40	1,092	01/12/09	1,423,684	2,203,582
	27/10/05	175.60	2,649	01/12/08	3,575,531	–
	27/10/05	175.60	877	01/12/10	1,893,694	–
					19,661,365	24,663,576
					53,247,494	65,042,602

[1] The date from which options are exercisable has changed as the performance conditions for exercise have not been met. The options will become exercisable when the Group's EPS has grown by at least RPI + 6% over a three year period. The options will lapse unexercised if the performance conditions are not met by the fixed lapse date.

The table above includes the options which will be met by shares held in the Employees Share Ownership Plan Trust (ESOP).

The Employee Share Ownership Plan Trust (ESOP)

The Kingfisher ESOP is a discretionary trust which has been funded by a £113.5m interest free loan from the Company and its subsidiaries to acquire shares in Kingfisher plc.

The ESOP's shareholding on 28 January 2006 was 24,469,128 shares (nominal value £3.8m) valued at £59.3m on 28 January 2006. Dividends on these shares were waived for the interim dividend only. The cost of running the Trust is included in the profit and loss account.

The ESOP has undertaken:

(a) to transfer shares to employees on exercise of various options granted under the Executive and International Executive Share Option Schemes;

(b) to pay the cash sum due on exercise of rights granted under the Phantom Share Option Scheme (the ESOP will realise the due sum if necessary by selling in the market sufficient of its shares to realise that sum);

(c) to transfer the shares due on exercise of the Share Appreciation Rights granted to overseas employees under the International ShareSave Plan;

(d) to transfer shares under Kingfisher Incentive Plan in accordance with the rules.

As required by UITF 38, own shares held by the Kingfisher Employee Share Ownership Trust are deducted from shareholders' funds and the shares will be held at historical cost until they are sold. The assets, liabilities, income and costs of the ESOP continue to be included in both the Company's and the consolidated financial statements.

13 **Share options** continued

As at 28 January 2006 the liabilities of the ESOP were as follows:

	Date options granted	Subscription price per share (pence)	No of persons holding options	Exercisable from	Number of shares for which rights are exercisable 2006	2005
Executive and International Executive	27/04/98	414.95	46	27/04/04[1]	537,134	1,000,996
	01/04/99	589.76	72	01/04/04[1]	503,797	616,222
	26/05/99	607.51	2	26/05/04[1]	6,105	6,105
	28/09/99	482.53	8	28/09/04[1]	52,510	446,261
	28/09/99	474.91	–	28/09/04	–	346,831
	17/04/00	393.43	72	17/04/04[1]	1,371,369	1,696,498
	17/04/00	387.21	10	17/04/05	266,453	266,453
	25/04/00	423.06	1	25/04/04[1]	17,372	32,261
	25/09/00	357.18	71	25/09/04[1]	587,437	736,176
	25/09/00	351.54	–	25/09/04	–	192,983
	26/09/01	209.93	125	26/09/04	765,910	2,483,983
	26/09/01	206.62	14	26/09/05	859,923	910,367
	09/04/02	290.08	331	09/04/05	2,258,152	3,685,612
	09/04/02	285.51	14	09/04/06	362,149	362,149
					7,588,311	12,782,897
Phantom	16/04/97	248.06	2	16/04/00	41,398	41,398
	27/04/98	414.95	4	27/04/04[1]	61,093	61,093
	01/04/99	589.76	2	01/04/04[1]	25,370	25,370
	17/04/00	393.43	1	17/04/04[1]	28,386	28,386
	25/09/00	357.18	1	25/09/04[1]	10,838	10,838
	26/09/01	209.93	8	26/09/04	113,191	150,223
	09/04/02	290.08	17	09/04/05	300,012	313,639
	08/10/02	194.95	19	08/10/05	144,934	209,700
	17/04/03	237.85	20	17/04/06	147,169	173,722
					872,391	1,014,369
International ShareSave	16/05/00	323.20	1	01/07/05	370	370
	23/10/01	171.04	–	01/12/04	–	2,123
	23/10/01	171.04	9	01/12/06	15,670	17,141
	02/05/02	232.58	1	01/07/05	954	3,483
	02/05/02	232.58	1	01/07/07	795	1,039
	31/10/02	157.00	7	01/12/05	16,020	17,503
	31/10/02	157.00	1	01/12/07	5,092	5,346
					38,901	47,005
Kingfisher Incentive Plan	20/03/02	–	–	20/03/05	–	217,059
	19/03/03	–	9	19/03/06	234,069	308,654
					234,069	525,713
Unallocated					11,469,738	11,451,441
					20,203,410	25,821,425

[1] The date from which options are exercisable was changed as the performance conditions for exercise had not been met by the third anniversary of the date of grant. The performance conditions are re-tested on an annual basis and the options this note refers to became exercisable in 2004 as the Group's EPS had grown by at least RPI + 6% over a three year period.

14 Prior year adjustments

The adoption of FRS 17 'Retirement Benefits', FRS 20 'Share-based Payments', FRS 21 'Events after Balance Sheet Date' and FRS 23 'The Effects of Changes in Foreign Exchange Rates', in these financial statements represent a change in the Company's accounting policy. The impact of these standards on the Company's closing balance sheet is shown below.

£ millions	Notes	Balance sheet as at 29 January 2005	Effect of adoption of new standards	Restated balance sheet as at 29 January 2005
Fixed assets				
Tangible assets		7.8	–	7.8
Investments		5,612.0	–	5,612.0
		5,619.8	–	5,619.8
Current assets				
Debtors due within one year		5,011.4	–	5,011.4
Debtors due after more than one year	(b)	7.1	0.8	7.9
Cash at bank and in hand		66.7	–	66.7
		5,085.2	0.8	5,086.0
Creditors				
Amounts falling due within one year	(a) (b) (c)	(3,678.9)	166.6	(3,512.3)
Net current assets		1,406.3	167.4	1,573.7
Total assets less current liabilities		7,026.1	167.4	7,193.5
Creditors				
Amounts falling due after more than one year		(738.9)	–	(738.9)
Provisions for liabilities and charges		(9.5)	–	(9.5)
Net assets excluding net pension liability		6,277.7	167.4	6,445.1
Net pension liability	(c)	–	(6.3)	(6.3)
Net assets including net pension liability		6,277.7	161.1	6,438.8
Capital and reserves				
Called up share capital		369.0	–	369.0
Share premium account		2,166.2	–	2,166.2
Non-distributable reserves		2,934.2	–	2,934.2
Profit and loss account	(a) (b) (c)	808.3	161.1	969.4
Equity shareholders' funds		6,277.7	161.1	6,438.8

(a) Post balance sheet events

FRS 21 'Events after the Balance Sheet Date' requires that dividends declared after the balance sheet date should not be recognised as a liability at that date as the liability does not represent a present obligation as defined by FRS 12 'Provisions, Contingent Liabilities and Contingent Assets'. The final dividend accrued for the year ended 29 January 2005 of £159.7m was reversed in the opening balance sheet as at 29 January 2005.

(b) Share-based payment

FRS 20 'Share-based Payments' requires that an expense for equity instruments granted is recognised in the income statement based on their fair value at the date of grant, with a corresponding increase in equity. This expense, which is primarily in relation to employee option and performance share schemes, is recognised over the vesting period of the scheme. Formerly, the income statement charge, if any, was based on the difference between the exercise price and the market price on the date of issue with a corresponding increase in accruals. The Company elected to apply FRS 20 only to relevant share-based payment transactions granted after 7 November 2002.

The impact of adopting the new policy on the year ended 29 January 2005 has been to reduce profit after tax by £1.4m. The cumulative effect of this prior year adjustment on the balance sheet as at 30 January 2005 is an increase in deferred tax asset of £0.8m, a decrease in other creditors of £6.6m and an increase in profit and loss reserve of £7.4m.

(c) Pensions

Under former UK GAAP, the Company applied the provisions of SSAP 24 which are significantly different to FRS 17. Details of the new accounting policy can be found in note 1.

The Company's opening restated balance sheet at 1 February 2004 reflects the assets and liabilities of the Company's allocation of the Group's UK defined benefit scheme totalling a net liability after deferred taxation of £48.7m. The incremental charge arising from the adoption of FRS 17 on the Company's profit and loss account in the year ended 29 January 2005 was £0.2m, being the total of £0.1m to operating profit and £0.1m to net financing charges.

The actuarial loss of £2.8m arising in the year ended 29 January 2005 has been recorded in the statement of recognised gains and losses. The net pension deficit (after deferred taxation) under FRS 17 at 29 January 2005 was £6.3m.

15 Adoption of FRS 25 and FRS 26

The adoption of FRS 25 'Financial Instruments: Disclosure and Presentation' and FRS 26 'Financial Instruments: Measurement' with effect from 30 January 2005 results in a change in the Company's accounting policy for financial instruments. The impact of these standards on the Company's opening balance sheet is shown below.

The principal impact of FRS 25 and FRS 26 on the Company's financial statements relates to the recognition of derivative financial instruments at fair value. Financial assets and financial liabilities that arise on derivatives that do not qualify for hedge accounting are held on the balance sheet at fair value with the changes in value reflected through the income statement. The accounting treatment of derivatives related to the Company that qualifys for hedge accounting is explained below.

Fair value hedges
The Company uses interest rate and cross-currency swaps to hedge the exposure to interest rates and currency movements of its issued debt. Prior to the adoption of FRS 25 and FRS 26, derivative financial instruments held for hedging were accounted for using hedge accounting and were not recognised at fair value in the balance sheet.

Under FRS 26, derivative financial instruments that meet the 'fair value' hedging requirements are recognised in the balance sheet at fair value with corresponding fair value movements recognised in the income statement. For an effective fair value hedge, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the income statement. To the extent that the designated hedge relationship is fully effective, the amounts in the income statement offset each other. As a result, only the ineffective element of any designated hedging relationship impacts the financing line in the income statement.

On the adoption of FRS 25 and FRS 26, there is no material impact for the Company of other financial assets and liabilities that are not part of a designated hedge relationship.

The adjustments to the opening balance sheet at 30 January 2005 are as follows:

£ millions	Balance sheet at 30 January 2005	Effect of adoption of FRS 25 and FRS 26	Restated balance sheet at 30 January 2005
Debtors			
Amounts falling due after more than one year	7.9	23.9	31.8
Creditors			
Amounts falling due within one year	(3,512.3)	(10.4)	(3,522.7)
Amounts falling due after more than one year	(738.9)	(22.0)	(760.9)
Impact on net assets		(8.5)	
Profit and loss account	969.4	(8.5)	960.9
Impact on equity shareholders' funds		(8.5)	

Independent auditors' report to the members of Kingfisher plc

We have audited the parent company financial statements of Kingfisher plc for the year ended 28 January 2006 which comprise the Company balance sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration report that is described as having been audited.

We have reported separately on the group financial statements of Kingfisher plc for the year ended 28 January 2006.

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the Annual Report, the Remuneration report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the parent company financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Chairman's statement, the Chief Executive's review, the Operating review, the Financial review, the Directors' report, the Statement of Directors' responsibilities, the Corporate governance report, the unaudited part of the Remuneration report, the Audit Committee report and the Nomination Committee report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Remuneration report to be audited.

Opinion
In our opinion:
- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 28 January 2006; and
- the parent company financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
20 March 2006

Kingfisher plc five year history

The amounts disclosed for 2004 and earlier periods are stated on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS. The principal differences between UK GAAP and IFRS are explained in note 40 to the financial statements which provides an explanation of the transition to IFRS.

The Group has undergone a significant amount of restructuring including the buy-out of the Castorama minority in 2002/03 and the demerger of Kesa Electricals in 2003/04. This restructuring also included a rights issue and two share consolidations. The income statement information presented below represents continuing operations only. As the financial information would not be directly comparable, no balance sheet or share information has been included in the five year history for 2002 and 2003.

	UK GAAP				IFRS	
£ millions	2002+	2003	2004	2005	2005	**2006**
Turnover						
Home improvement	5,193.3	6,130.4	7,037.6	7,649.6	7,649.6	**8,010.1**
Property	5.8	5.9	6.7	6.0	–	**–**
Total turnover	5,199.1	6,136.3	7,044.3	7,655.6	7,649.6	**8,010.1**
Operating profit						
Retail profit	451.7	549.8	670.5	747.9	740.2	**533.0**
Other operating costs	(48.3)	(52.8)	(46.2)	(36.1)	(37.3)	**(37.8)**
Exceptional items	–	(22.0)	(11.6)	–	(13.7)	**(215.4)**
Acquisition goodwill amortisation	(5.4)	(6.2)	(4.0)	1.0	–	**–**
Share of joint venture and associate interest and tax [1]	–	–	–	–	(12.8)	**(10.3)**
Total operating profit	398.0	468.8	608.7	712.8	676.4	**269.5**
Profit/(loss) of disposal of fixed assets [2]		144.2	(4.3)	1.1	–	**–**
Profit before interest		613.0	604.4	713.9	676.4	**269.5**
Interest		(12.4)	(33.6)	(25.3)	(28.7)	**(37.7)**
Profit before taxation		600.6	570.8	688.6	647.7	**231.8**
Tax on profit on ordinary activities (excluding exceptional tax)		(201.8)	(182.5)	(201.4)	(201.2)	**(161.6)**
Exceptional tax		–	75.2	–	–	**68.8**
Profit after taxation		398.8	463.5	487.2	446.5	**139.0**
Earnings per share (pence)						
Basic		17.7	20.3	20.3	19.3	**6.0**
Fully diluted		17.4	20.2	20.2	19.2	**6.0**
Basic adjusted*		13.4	17.8	20.8	19.7	**12.3**
Fully diluted adjusted*		13.2	17.7	20.6	19.5	**12.2**
Dividend per share (pence)			9.65	10.65	10.65	**10.65**

Balance sheets	2004	2005	2005	**2006**
£ millions				
Intangible assets	2,455.3	2,463.1	2,533.0	**2,660.5**
Property	2,213.3	2,442.8	2,289.7	**2,439.6**
Other tangible assets	567.9	827.9	760.8	**840.7**
Investments	145.9	158.3	173.7	**185.0**
Total fixed assets	5,382.4	5,892.1	5,757.2	**6,125.8**
Net current (liabilities)/assets	(92.9)	(136.6)	(28.9)	**72.1**
Net non-current liabilities	(39.1)	(37.0)	(499.9)	**(522.3)**
Capital employed	5,250.4	5,718.5	5,228.4	**5,675.6**
Equity shareholders' funds	4,403.7	4,921.5	4,384.6	**4,311.0**
Equity minority interests	2.9	2.7	2.7	**9.4**
Net debt	843.8	794.3	841.1	**1,355.2**
Capital employed	5,250.4	5,718.5	5,228.4	**5,675.6**
Share data				
millions				
Number of shares in issue – period end	2,331.4	2,348.0	2,348.0	**2,353.3**
– average	2,277.4	2,307.5	2,307.5	**2,324.7**
Fully diluted average number of shares	2,290.4	2,324.4	2,324.4	**2,334.7**
Share price				
High	293p	317p	317p	**312p**
Low	188p	271p	271p	**201p**
Average	261p	294p	294p	**251p**

1 Share of joint venture and associate interest and tax is not included in operating profit under UK GAAP.
2 Under IFRS, profits/losses on disposal of fixed assets are included in operating profit within exceptional items.
+ Not restated for the UK GAAP adoption of Application Note G of FRS 5, UITF 38 and the reallocation of Lille head office costs.
* Before exceptional items (UK GAAP and IFRS) and acquisition goodwill amortisation (UK GAAP only).

Kingfisher plc
3 Sheldon Square, Paddington
London W2 6PX
Telephone: +44 (0)20 7372 8008
www.kingfisher.com